SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 28, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached herewith a copy of the audited consolidated financial statements of Credicorp Ltd. (the “Company”) and its subsidiaries, for the fiscal year ended December 31, 2019, including the report of the external independent auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Peru, approved by the Company’s Board of Directors in its session held on February 27, 2020, and which will be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 27, 2020.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

US$	=	United States dollar
S/	=	Sol

(A free translation of the original in Spanish)

Independent auditor’s report

To the Shareholders

Credicorp Ltd. and subsidiaries

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and subsidiaries (the Group) as at December 31, 2019, their consolidated financial performance and consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2019;
•	the consolidated statement of income for the year then ended;
•	the consolidated statement of comprehensive income for the year then ended;
•	the consolidated statement of changes in net equity for the year then ended;
•	the consolidated statement of cash flows for the year then ended; and
•	the Notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Accountants.

Our audit approach

Overview

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Errors may arise due to error or fraud. These are considered material if, individually or in total, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.
The scope of our audit and the nature, timing and extent of our procedures was determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We carried out our audit procedures based on the legal entities considered financially significant in the context of the Group, with a combination of full scope audits and specified procedures audit to achieve the desired level of evidence at a consolidated level.

Key Audit Matters (KAM) are those which, in our professional judgment, were the most significants in our audit of the consolidated financial statements of the current period:

•       Information technology environment;

•       Provision for credit losses on loan portfolio; and

•       Valuation of the mathematical reserves of annuities.

As part of the design of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered the cases where management has made subjective judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement in the financial statements due to fraud.

How we designed the scope of our audit of the Group

We have designed the scope of our audit in order to be able to carry out sufficient work to permit us to issue an opinion regarding the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls and the economic sector in which the Group operates.

Our audit for the year ended December 31, 2019 does not present significant changes in relation with the prior year audit; thus, in establishing the general approach for the Group audit, we determined the type of work that required to be done on the components, based mainly on individual legal entities. In that sense, we consider Banco de Crédito del Perú S.A. and Mibanco, Banco de la Microempresa S.A., are significant components based on their individual contributions to profit before tax, as well as Pacífico Compañía de Seguros y Reaseguros S.A. based on the significant risk related to the valuation of the mathematical reserves of annuities. Additionally, we have considered the individual work carried out in each subsidiary.

The audit of the subsidiaries includes work performed in other countries within the region, such as Panama, Chile, Colombia and Bolivia. For said components, we determined the level of audit work that would need to be performed in auditing those entities in order to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. This includes regular communications with the other PwC firms during the entire year, the issue of instructions, visits to the auditors of components by the key members of the engagement team and a review of the results of their audit procedures including the nature, timing and extent of the work that affect the audit opinion on the Group.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. The scope of our audit and the key audit matters have not changed significantly in relation to the prior. The audit matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Key Audit Matters (KAM)	How our audit addressed the key audit matter
Information technology environment

Credicorp Ltd. and subsidiaries are highly dependent on their technology structure, both for processing their transactions, as well as for the fair preparation and presentation of their consolidated financial statements, which leads us to consider the information technology environment as an important area of focus in our audit.

Technology is critical for the evolution of the Group’s core businesses and significant investments have been made in systems and the IT environment, including cybersecurity.

The Group has technological infrastructure in place to support its business activities, as well as ongoing plans for the improvement and maintenance of the access management and changes in the respective systems and applications, the development of new programs, automated controls and automated components in the relevant business processes. Controls to authorize, restrict and cancel accesses to the technology environment and program changes are fundamental for mitigating the potential risk of fraud or error based on the misuse or improper change in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an information technology structure, which comprises more than one technology environment with different processes and segregated controls; furthermore, it is

With the participation of specialists in systems audit, we evaluated and tested the design and operational effectiveness of information technology the general controls. Although the purpose of our audit is not to express an opinion on the effectiveness of the Information Technology (IT) controls, we reviewed the Group’s framework of governance of IT and the controls on the management of access to programs and data, the development of and changes in programs, the IT operations and we evaluated the mechanisms implemented by the Group in response to possible cybersecurity events as well as segregation of duties, including compensating controls, when necessary.

The IT environment and the controls established by management, combined with the testing of controls, including compensating controls, which we have applied and the substantive testing we perform, provide us with a reasonable basis for placing reliance on the integrity and reliability of the information generated for the preparation of the Group’s consolidated financial statements. Furthermore, we have validated the existence of mechanisms for the mitigation of technology risks and cyber-attacks as well as preventive measures in place to ensure the continuous operation of its security and access controls, personnel awareness-raising campaigns in matters of security, identity and access management, among others, all of which contribute to the mitigation of cybersecurity risks.

Key Audit Matters (KAM)	How our audit addressed the key audit matter

currently implementing a digital transformation process and changes at the structural, functional and third-party support level, a situation that leads to an increase in the risks associated with information security and cybersecurity, which may eventually affect the operational continuity of the Group companies and/or their reputation.

The lack of a suitable general technology control environment and its dependent controls could trigger incorrect processing of critical information used for the preparation of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Provision for credit losses on loan portfolio (Notes 3 a (vii); 3 f; 3 i; 7 and 34.1 to the consolidated financial statements

The amount recognized as provision for credit losses on loan portfolio is S/5,508 million at December 31, 2019.

Provisions for the expected credit losses are measured at each reporting date using a three-stage model of expected credit losses based on the deterioration of the credit quality of the instrument from inception.

Measurement of the expected credit loss is based on the probability of default (PD), the loss-given default (LGD), and the exposure at default (EAD), updated at the reporting date and considering the expected macroeconomic effects. For determination of the allowance for loan losses, management has developed specific methodologies including several assumptions and judgments, among which are, the financial situation of the counterparty, the estimated recoverable amounts, and the recoverable amounts of guarantees and adverse effects due to changes in the political and economic environments.

The expected credit loss model reflects the present value of all events of decline in the value resulting from events of default (i) during the first twelve months or (ii) during the expected life of the financial instrument based on its significant increase of credit risk. The expected credit loss considers multiple

We obtained an understanding of the process implemented by the Group in its analysis of the qualitative and quantitative disclosures required under IFRS 9; relying on the assistance of our specialists, we also performed audit procedures related to compliance with the requirements of such a standard.

Our work on the evaluation of the allowance for loan losses has focused on the evaluation and testing of the design and operational effectiveness of the controls over the data inputs, assumptions and calculation of the allowance for loan losses. These controls included, among others: i) the integrity of the data base and the auxiliary systems; ii) models and assumptions adopted by management to determine the value of the portfolio of recoverable loans; iii) changes in significant increase of credit risk; iv) the follow up and valuation of the guarantees; v) the validation and approval of the model and the results of provisions calculation by management; and vi) preparation and disclosure in Notes to the consolidated financial statements. Additionally, we tested information technology controls over the data extraction and calculation of the allowance.

We focused our audit on the following aspects, among others:

•      Review of the accounting policies and methodological framework implemented by the Group for adequacy with IFRS9;

Key Audit Matter (KAM)	How our audit addressed the key audit matter

scenarios based on reasonable and supportable forecasts.

The use of different techniques and assumptions of the model could result in significantly different provisions. Furthermore, credit risk management is complex and depends on the database being reliable and complete.

As a result, this was an area of focus in our audit.

•      Evaluation of the reasonableness of the models and principal assumptions used for the calculation of the expected credit losses;

•      Evaluation of whether the data used to estimate the provision are complete and accurate; and

•      Review and independent re-performance of the calculation based on a sample of allowance for credit losses at December 31, 2019.

We consider that the criteria and assumptions adopted by management in implementing IFRS 9 for determining the allowance for loan losses are reasonable and consistent with the disclosures included in the consolidated financial statements. This criteria and assumptions were considered in the relevant context of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Valuation of the mathematical reserves for annuities (Notes 3 e and 16 to the consolidated financial statements)

The amount recognized as mathematical reserves for annuities is S/5,961 million at December 31, 2019.

The valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the discount rate, the life expectancy of the population and the future expenses to be incurred to maintain the existing policies.

Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

Considering the above, this accounting estimate was a critical matter in our audit.

We obtained an understanding and tested key controls in the processes of determining mathematical reserves and the related processes, to analyze the actuarial and economic assumptions, as well as the data used in the calculations. We identified that the key controls related to the determination of the assumptions and the methodology of the calculation, were designed, implemented and operate effectively.

We held meetings with financial, treasury and actuarial management in order to obtain an understanding of the judgments and criteria used to determine the key actuarial economic assumptions used in the calculation of the mathematical life insurance reserves.

We have reviewed the adequacy of the actuarial and economic assumptions as a whole. With the involvement of actuarial specialists, we evaluated the reasonableness and consistency of the actuarial assumptions in an unbiased manner, including questioning management’s rationale on major criteria and judgments used; as a result, we consider that they are reasonable. Our evaluation included references to independent comparative data.

Based on the results of our audit procedures, we consider that the assumptions applied and criteria used to determine the estimates used by Group’s management, in determining the amounts recognized as mathematical life insurance reserves, are reasonable in the context of the consolidated financial statements.

Responsibilities of management and those charged with Corporate Governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or cease operations, or has no realistic alternative but to do so.

Those charged with Corporate Governance of Credicorp Ltd. and its subsidiaries are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; and designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Credicorp Ltd. and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, nothing has come to our attention regarding the existence of material uncertainty related to events or conditions that may cast significant doubt on the ability of Credicorp Ltd. and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Credicorp Ltd. and its subsidiaries to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We were responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicated with those charged with Corporate Governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with Corporate Governance with a statement that we have complied with relevant ethical requirements regarding independence, and we have communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with Corporate Governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, February 27, 2020

Countersigned by

-------------------------------------------------(partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No.01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2019 AND 2018

	Note	2019	2018
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		6,177,356	7,435,807
Interest-bearing		19,809,406	14,732,709
	4	25,986,762	22,168,516

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	4,288,524	4,082,942

Investments:
At fair value through profit or loss	6 (a)	3,850,762	3,512,445
At fair value through other comprehensive income		24,614,050	23,056,954
At fair value through other comprehensive income pledged as collateral		1,588,673	2,138,881
	6 (b)	26,202,723	25,195,835

Amortized cost		1,907,738	1,292,203
Amortized cost pledged as collateral		1,569,308	2,862,635
	6 (c)	3,477,046	4,154,838

Loans, net:	7
Loans, net of unearned income		115,609,679	110,759,390
Allowance for loan losses		(5,123,962)	(4,952,392)
		110,485,717	105,806,998

Financial assets designated at fair value through profit or loss	8	620,544	521,186
Premiums and other policies receivable	9 (a)	838,731	887,273
Accounts receivable from reinsurers and coinsurers	9 (b)	791,704	842,043
Property, furniture and equipment, net	10	1,428,173	1,480,702
Due from customers on acceptances		535,222	967,968
Intangible assets and goodwill, net	11	2,552,274	2,055,702
Right-of-use assets, net	12 (a)	839,086	-
Deferred tax assets, net	19 (c)	520,953	463,717
Other assets	13	5,458,470	5,123,036
Total assets		187,876,691	177,263,201

Liabilities

Deposits and obligations:	14
Non-interest-bearing		33,830,166	32,249,606
Interest-bearing		78,175,219	72,301,704
		112,005,385	104,551,310

Payables from repurchase agreements and securities lending	5 (b)	7,678,016	9,415,357
Due to banks and correspondents	15	8,841,732	8,448,140
Banker’s acceptances outstanding		535,222	967,968
Accounts payable to reinsurers	9 (b)	216,734	291,693
Lease liabilities	12 (b)	847,504	-
Financial liabilities at fair value through profit or loss	3 (f)(ix)	493,700	362,310
Technical reserves for insurance claims and premiums	16	9,950,233	8,452,671
Bonds and notes issued	17	14,946,363	15,457,540
Deferred tax liabilities, net	19 (c)	134,204	108,603
Other liabilities	13	5,481,288	4,941,533
Total liabilities		161,130,381	152,997,125

Equity, net	18
Equity attributable to Credicorp´s equity holders:
Capital stock		1,318,993	1,318,993
Treasury stock		(207,839)	(207,994)
Capital surplus		226,037	246,194
Reserves		19,437,645	17,598,556
Other reserves		1,088,189	708,453
Retained earnings		4,374,935	4,175,041
		26,237,960	23,839,243

Non-controlling interest		508,350	426,833
Total equity, net		26,746,310	24,266,076

Total liabilities and net equity		187,876,691	177,263,201

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)
Interest and similar income	22	12,381,664	11,522,634	11,030,683
Interest and similar expenses	22	(3,290,867)	(3,033,529)	(2,959,196)
Net interest, similar income and expenses		9,090,797	8,489,105	8,071,487

Provision for credit losses on loan portfolio	7(c)	(2,100,091)	(1,814,898)	(2,057,478)
Recoveries of written-off loans		254,155	283,190	268,313
Provision for credit losses on loan portfolio, net of recoveries		(1,845,936)	(1,531,708)	(1,789,165)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		7,244,861	6,957,397	6,282,322

Other income
Commissions and fees	23	3,232,781	3,126,857	2,911,408
Net gain on foreign exchange transactions		748,382	737,954	650,228
Net gain on securities	24	546,814	242,829	760,772
Net gain on derivatives held for trading		6,043	13,262	103,580
Net gain from exchange differences		19,735	16,022	17,394
Others	29	344,229	273,882	249,197
Total other income		4,897,984	4,410,806	4,692,579

Insurance underwriting result
Net premiums earned	25	2,419,349	2,091,366	1,875,973
Net claims incurred for life, general and health insurance contracts	26	(1,554,477)	(1,239,635)	(1,118,304)
Acquisition cost		(365,848)	(380,310)	(269,504)
Total insurance underwriting result		499,024	471,421	488,165

Other expenses
Salaries and employee benefits	27	(3,411,023)	(3,219,875)	(3,071,020)
Administrative expenses	28	(2,354,630)	(2,330,044)	(2,158,823)
Depreciation and amortization	10 and 11(a)	(455,032)	(429,122)	(419,975)
Depreciation for right-of-use assets	12 (a)	(177,307)	-	-
Impairment loss on goodwill	11 (b)	-	(38,189)	-
Others	29	(268,469)	(230,180)	(238,314)
Total other expenses		(6,666,461)	(6,247,410)	(5,888,132)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)
Profit before income tax		5,975,408	5,592,214	5,574,934
Income tax	19 (b)	(1,623,077)	(1,520,909)	(1,393,286)
Net profit		4,352,331	4,071,305	4,181,648

Attributable to:
Credicorp’s equity holders		4,265,304	3,983,865	4,091,753
Non-controlling interest		87,027	87,440	89,895
		4,352,331	4,071,305	4,181,648

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in Soles):

Basic	30	53.66	50.13	51.49
Diluted	30	53.53	49.99	51.35

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		2019	2018	2017
		S/(000)	S/(000)	S/(000)
Net profit for the year		4,352,331	4,071,305	4,181,648
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments at fair value through other comprehensive income	18 (d)	1,064,859	(642,505)	-
Income tax	18 (d)	(22,259)	11,831	-
		1,042,600	(630,674)	-

Net gain on investments available for sale	18 (d)	-	-	375,710
Income tax	18 (d)	-	-	(13,962)
		-	-	361,748

Net movement on cash flow hedges	18 (d)	(37,851)	41,241	(77,369)
Income tax	18 (d)	10,290	(10,942)	18,719
		(27,561)	30,299	(58,650)

Other reserves	18 (d)	(666,556)	-	-
		(666,556)	-	-

Exchange differences on translation of foreign operations	18 (d)	(58,323)	45,655	(54,227)
		(58,323)	45,655	(54,227)

Total		290,160	(554,720)	248,871

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	18 (d)	91,512	20,971	-
Income tax	18 (d)	5,999	(168)	-
		97,511	20,803	-

Total		97,511	20,803	-

Total other comprehensive income	18 (d)	387,671	(533,917)	248,871

Total comprehensive income for the year, net of income tax		4,740,002	3,537,388	4,430,519

Attributable to:
Credicorp's equity holders		4,645,040	3,455,682	4,337,616
Non-controlling interest		94,962	81,706	92,903
		4,740,002	3,537,388	4,430,519

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Attributable to Credicorp's equity holders.
					Other reserves
					Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Treasury stock	Capital surplus	Reserves	Investments in equity instruments	Available-for- sale investments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at January 1, 2017	1,318,993	(209,322)	280,876	13,539,091	-	1,146,788	-	24,650	-	38,293	3,516,766	19,656,135	460,376	20,116,511
Changes in equity in 2017 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	4,091,753	4,091,753	89,895	4,181,648
Other comprehensive income, Note 18(d)	-	-	-	-	-	357,628	-	(57,431)	-	(54,334)	-	245,863	3,008	248,871
Total comprehensive income	-	-	-	-	-	357,628	-	(57,431)	-	(54,334)	4,091,753	4,337,616	92,903	4,430,519
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	2,354,954	-	-	-	-	-	-	(2,354,954)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	-	(979,989)	(979,989)	-	(979,989)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(50,234)	(50,234)
Additional dividends	-	-	-	(1,252,255)	-	-	-	-	-	-	-	(1,252,255)	-	(1,252,255)
Purchase of treasury stock, Note 18(b)	-	(2,141)	(68,867)	-	-	-	-	-	-	-	-	(71,008)	-	(71,008)
Share-based payment transactions	-	2,526	59,939	5,919	-	-	-	-	-	-	-	68,384	-	68,384
Others	-	-	-	-	-	-	-	-	-	-	(2,316)	(2,316)	(5,909)	(8,225)
Balances at December 31, 2017	1,318,993	(208,937)	271,948	14,647,709	-	1,504,416	-	(32,781)	-	(16,041)	4,271,260	21,756,567	497,136	22,253,703
Change in accounting policy, Note 3(a)(vii)	-	-	-	-	431,711	(1,504,416)	853,747	-	-	-	27,318	(191,640)	-	(191,640)
Balances at January 1, 2018 - Restated	1,318,993	(208,937)	271,948	14,647,709	431,711	-	853,747	(32,781)	-	(16,041)	4,298,578	21,564,927	497,136	22,062,063

Changes in equity in 2018 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	3,983,865	3,983,865	87,440	4,071,305
Other comprehensive income, Note 18(d)	-	-	-	-	20,840	-	(624,277)	29,620	-	45,634	-	(528,183)	(5,734)	(533,917)
Total comprehensive income	-	-	-	-	20,840	-	(624,277)	29,620	-	45,634	3,983,865	3,455,682	81,706	3,537,388
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	2,933,617	-	-	-	-	-	-	(2,933,617)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	-	(1,130,427)	(1,130,427)	-	(1,130,427)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(45,134)	(45,134)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(70,046)	(70,046)	(104,426)	(174,472)
Purchase of treasury stock, Note 18(b)	-	(1,869)	(93,544)	-	-	-	-	-	-	-	-	(95,413)	-	(95,413)
Share-based payment transactions	-	2,812	67,790	17,230	-	-	-	-	-	-	-	87,832	-	87,832
Others	-	-	-	-	-	-	-	-	-	-	26,688	26,688	(2,449)	24,239
Balances at December 31, 2018	1,318,993	(207,994)	246,194	17,598,556	452,551	-	229,470	(3,161)	-	29,593	4,175,041	23,839,243	426,833	24,266,076

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY (CONTINUED)

	Attributable to Credicorp's equity holders.
					Other reserves
					Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Treasury stock	Capital surplus	Reserves	Investments in equity instruments	Available-for- sale investments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves, Note 3(a.1)	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at December 31, 2018	1,318,993	(207,994)	246,194	17,598,556	452,551	-	229,470	(3,161)	-	29,593	4,175,041	23,839,243	426,833	24,266,076
Changes in equity in 2019 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	4,265,304	4,265,304	87,027	4,352,331
Other comprehensive income, Note 18(d)	-	-	-	-	97,514	-	1,026,518	(26,943)	(658,491)	(58,862)	-	379,736	7,935	387,671
Total comprehensive income	-	-	-	-	97,514	-	1,026,518	(26,943)	(658,491)	(58,862)	4,265,304	4,645,040	94,962	4,740,002
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	1,858,811	-	-	-	-	-	-	(1,858,811)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	-	(1,595,229)	(1,595,229)	-	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(52,971)	(52,971)
Additional dividends	-	-	-	(31,268)	-	-	-	-	-	-	(606,824)	(638,092)	-	(638,092)
Purchase of treasury stock, Note 18(b)	-	(1,814)	(101,411)	-	-	-	-	-	-	-	-	(103,225)	-	(103,225)
Share-based payment transactions	-	1,969	81,254	11,546	-	-	-	-	-	-	-	94,769	-	94,769
Acquisition of subsidiaries, Note 2(a)	-	-	-	-	-	-	-	-	-	-	-	-	74,392	74,392
Others	-	-	-	-	-	-	-	-	-	-	(4,546)	(4,546)	(34,866)	(39,412)
Balances at December 31, 2019	1,318,993	(207,839)	226,037	19,437,645	550,065	-	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Note	2019	2018	2017
		S/000	S/000	S/000
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,352,331	4,071,305	4,181,648

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7 (c)	2,100,091	1,814,898	2,057,478
Depreciation and amortization	10 and 11(a)	455,032	429,122	419,975
Depreciation of right-of-use assets	12 (a)	177,307	-	-
Depreciation of investment properties	13 (e)	6,727	7,405	6,440
Deferred (income) tax expense	19 (b)	(52,540)	91,101	(3,556)
Adjustment of technical reserves	25 (a)	761,970	713,433	608,072
Net gain on securities	24	(546,814)	(242,829)	(760,772)
Impairment loss on goodwill	11 (b)	-	38,189	-
Provision for sundry risks	13 (f)	44,131	42,236	29,023
Gain (loss) on financial assets designated at fair value through profit and loss	25 (a)	(93,664)	53,935	(67,633)
Net gain of trading derivatives		(6,043)	(13,262)	(103,580)
Net Income from sale of property, furniture and equipment	29	(16,869)	(54,952)	(36,970)
Net loss (gain) from sale of seized and recovered assets	29	9,617	3,411	(2,494)
Expense for share-based payment transactions	27	120,062	106,685	104,170
Others		(19,735)	(16,022)	2,363
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(6,767,721)	(10,236,155)	(8,387,767)
Investments at fair value through profit or loss		(206,534)	530,918	(16,400)
Investments at fair value through other comprehensive income		771,680	(837,699)	-
Investments available-for-sale		-	-	(5,380,789)
Cash collateral, reverse repurchase agreements and securities borrowings		(265,157)	3,604,105	3,134,530
Other assets		(1,066,465)	(1,078,163)	425,245
Net increase (decrease) in liabilities
Deposits and obligations		7,457,393	5,583,328	12,779,204
Due to Banks and correspondents		426,411	267,383	661,747
Payables from repurchase agreements and securities lending		(1,714,532)	(4,069,121)	(1,661,576)
Bonds and notes issued		670,877	(1,264,573)	788,144
Short-term and low-value lease payments		(63,047)	-	-
Other liabilities		1,567,333	1,310,451	1,745,720
Income tax paid		(1,168,130)	(1,106,700)	(1,014,907)
Net cash flow from operating activities		6,933,711	(251,571)	9,507,315

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2019	2018	2017
		S/000	S/000	S/000
NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		35,355	95,063	44,137
Revenue from sale of investment property		38,969	25,552	115,705
Purchase of property, furniture and equipment	10	(134,776)	(181,459)	(143,851)
Purchase of investment property	13 (e)	(33,321)	(49,519)	(9,217)
Purchase of intangible assets	11 (a)	(371,957)	(419,789)	(271,722)
Purchase of investment at amortized cost		(1,688,443)	(3,613,093)	-
Revenue from sales and reimbursement of investment at amortized cost		3,256,332	4,083,902	-
Purchase of investments held-to-maturity		-	-	(2,242,548)
Revenue from sales and reimbursement of investments held-to-maturity		-	-	2,757,402
Acquisition of subsidiaries, net of cash received	2 (a)	(375,952)	-	-
Net cash flows from investing activities		726,207	(59,343)	249,906

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18 (e)	(1,595,229)	(1,130,427)	(979,989)
Dividends paid to non-controlling interest of subsidiaries		(52,971)	(45,134)	(50,234)
Additional dividends paid	18 (e)	(638,092)	-	(1,252,255)
Principal payments of leasing contracts		(147,841)	-	-
Interest payments of leasing contracts		(37,438)	-	-
Subordinated bonds		(977,009)	-	(40,049)
Purchase of treasury stock	18 (b)	(103,225)	(95,413)	(71,008)
Acquisition of non-controlling interest		-	(174,472)	-
Net cash flows from financing activities		(3,551,805)	(1,445,446)	(2,393,535)

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		4,108,113	(1,756,360)	7,363,686
Effect of changes in exchange rate of cash and cash equivalents		(294,874)	704,966	(784,685)
Cash and cash equivalents at the beginning of the period		22,160,803	23,212,197	16,633,196
Cash and cash equivalents at the end of the period		25,974,042	22,160,803	23,212,197

Additional information from cash flows
Interest received		12,349,495	11,469,209	10,935,640
Interest paid		(3,193,536)	(3,034,140)	(2,885,989)

Transactions that do not represent cash flow
Recognition of lease operations		852,800	-	-
Reclassification from investments at amortized cost to fair value with changes in equity		241,656	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2019	At January 1, 2019	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	At December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	5,424,401	-	(977,009)	(69,875)	421	-	9,805	4,387,743
Fair value	-	-	-	-	-	-	-	-
	5,424,401	-	(977,009)	(69,875)	421	-	9,805	4,387,743

		Changes that generate cash flows		Changes that do not generate cash flows
2018	At January 1, 2018	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge (*)	Others	At December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,257,516	-	-	183,791	164	2,951,813	31,117	5,424,401
Fair value	2,989,873	-	-	17,210	(55,270)	(2,951,813)	-	-
	5,247,389	-	-	201,001	(55,106)	-	31,117	5,424,401

Fair value hedge	(34,290)	-	(9,245)	(293)	31,185	-	12,643	-

(*)	During the first quarter of 2018, the Group discontinued the fair value hedge of certain liability bonds that were classified to fair value; as a result, these bonds were reclassified as financial liabilities at amortized cost. See explanation in Note 17(a).

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (See Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed on the Lima and New York stock exchanges.

The consolidated financial statements as of December 31, 2018 and for the year then ended were approved by the General Shareholders Meeting dated March 29, 2019. The consolidated financial statements as of December 31, 2019 and for the year then ended were approved by the Audit Committee and Management on February 25, 2020, and will be submitted for their final approval by the Board of Directors and the General Shareholders’ Meeting within the period established by law; in Management’s opinion, the consolidated financial statements will be approved without modifications.

2	MAIN ACQUISITIONS, INCORPORATIONS AND MERGERS

a)	Acquisitions during the year 2019

Banco Compartir S.A.-

On June 28, 2019, Credicorp, through its Subsidiary Credicorp Holding Colombia S.A.S., signed an agreement with the majority shareholders of Banco Compartir S.A. (hereinafter "Bancompartir") to acquire 74.49 percent of its share capital. Subsequently, as part of the initial agreement, in July 2019, Credicorp Holding Colombia S.A.S. signed agreements with minority shareholders to additionally acquire 2.97 percent of the share capital of Bancompartir.

Bancompartir is a financial institution incorporated in Colombia to operate as banking stablishment, with the objective of carrying out all the businesses, operations, acts and contracts authorized by law and by the Superintendency of Banks Colombia.

The acquisition of Bancompartir was approved by the Superintendency of Banks Colombia through document N°2019120112-000-000, dated in November 12, 2019.

Credicorp Holding Colombia S.A.S. paid a total of COP265,251.7 million (equivalent to S/255.7 million) for the acquisition of 77.46 percent of the share capital of Bancompartir, effective December 1, 2019.

Ultraserfinco S.A. and Subsidiaries -

On November 1, 2019, Credicorp through its Subsidiaries Credicorp Holding Colombia S.A.S. and Credicorp Capital Fiduciaria S.A., acquired 84.20 percent and 15.80 percent, respectively, of the capital stock of Ultraserfinco S.A. (a company incorporated in Colombia in 1991 and oriented to provide services related to the purchase and sale of securities), for approximately COP118,251 million (equivalent to S/116.8 million) and COP22,312 million (equivalent to S/22.1 million), respectively.

The acquisition of Ultraserfinco includes its subsidiaries Ultra Holdings Group Inc.; Ultralat Group Inc.; Ultralat Capital Market Inc. and Ultralat Investment Advisor; which have as economic goal to administer investment funds and carry out stock operations in the country in which they operate.

The transaction was approved by the Superintendency of Banks Colombia through document N° 2019052313-000-000 dated October 22, 2019, the effective date of the acquisition was in November 1, 2019.

Multicaja Prepago S.A. and Tenpo SpA -

On March 27, 2019, Credicorp through its subsidiary Krealo SpA (an entity incorporated in Chile on January 2019), suscribed an agreement with Multicaja S.A. in order to acquire the 100.0 percent of the equity of Multicaja Prepago S.A. for approximately US$6.1 million equivalent to S/19.6 million, and Tenpo SpA for approximately US$12.5 million, equivalent to S/41.1 million.

Multicaja Prepago S.A., is a chilean company oriented exclusively to the issuance of non-bank payment cards with provision of funds and other necessary activities, which are authorized by the Comisión para el Mercado Financiero- CMF (before “Superintendencia de Bancos e Instituciones Financieras”, the Chilean Banking Supervisor- SBIF from spanish acronym).

The acquisition of Multicaja Prepago was approved by the SBIF through the document N°218999 on May 28, 2019.

Tenpo SpA, is a Chilean company oriented to develop information systems and data processing; as well as the development of activities related to the commercialization or distribution of digital and computer products and services. The acquisition of this entity does not required the approval of the Chilean Banking Supervisor.

The acquisition of these entities was effective in July 1, 2019.

Compañía Incubadora de Soluciones Móviles S.A.C. -

On January 2019, Credicorp through its subsidiary Grupo Crédito S.A. (hereinafter “Grupo Crédito”) acquired the 100.00 percent of the capital stock of Compañía Incubadora de Soluciones Móviles S.A. (hereinafter "Culqi"), an entity incorporated in Peru, oriented to the development and operation of a platform online payment methods for approximately US$4.0 million (equivalent to S/13.3 million).

At the date of acquisition, the book value and fair value of the identified assets and liabilities of the entities purchased were the following:

	Book value					Fair value adjustments					Fair value recognized on acquisition
	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Total fair value recognized on acquisition
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash	30,985	55,160	3,633	1,938	1,016	-	-	-	-	-	30,985	55,160	3,633	1,938	1,016	92,732
Investments	153,188	24,739	-	-	-	-	-	-	-	-	153,188	24,739	-	-	-	177,927
Loans, net	706,621	-	-	-	-	(54,765)	-	-	-	-	651,856	-	-	-	-	651,856
Right-of-use assets, net	6,578	5,206	-	-	-	-	-	-	-	-	6,578	5,206	-	-	-	11,784
Property, furniture and equipment, net, Note 10(a)	5,969	3,385	34	112	32	374	688	-	-	-	6,343	4,073	34	112	32	10,594
Intangible, Note 11
Software and licenses	60,450	-	-	-	2	-	-	2,647	4,640	8,322	60,450	-	2,647	4,640	8,324	76,061
Brand "Culqi"	-	-	-	-	-	-	-	-	-	1,164	-	-	-	-	1,164	1,164
Brand "Recarga"	-	-	-	-	-	-	-	-	2,790	-	-	-	-	2,790	-	2,790
Client relationships	-	-	-	-	-	-	13,376	-	2,536	2,550	-	13,376	-	2,536	2,550	18,462
PayPal Contract	-	-	-	-	-	-	-	-	7,504	-	-	-	-	7,504	-	7,504
Fund manager contract	-	-	-	-	-	-	4,298	-	-	-	-	4,298	-	-	-	4,298
Anti-competition contract	-	-	-	-	-	5,454	7,291	-	-	-	5,454	7,291	-	-	-	12,745
Deferred tax assets	-	-	-	-	-	18,242	-	-	-	541	18,242	-	-	-	541	18,783
Other assets	58,557	17,784	17	1,204	1,100	-	-	-	-	(400)	58,557	17,784	17	1,204	700	78,262

Liabilities
Deposits and obligations	794,893	-	-	-	-	-	-	-	-	-	794,893	-	-	-	-	794,893
Due to banks and correspondents	50,659	-	-	-	-	-	-	-	-	-	50,659	-	-	-	-	50,659
Lease liabilities	6,874	5,680	-	-	-	-	-	-	-	-	6,874	5,680	-	-	-	12,554
Deferred tax liabilities	139	-	-	-	-	1,895	7,924	715	4,717	3,550	2,034	7,924	715	4,717	3,550	18,940
Other liabilities	16,101	24,041	192	142	955	-	-	-	-	-	16,101	24,041	192	142	955	41,431

Total net assets identified at fair value	153,682	76,553	3,492	3,112	1,195	(32,590)	17,729	1,932	12,753	8,627	121,092	94,282	5,424	15,865	9,822	246,485

Non-controlling interest											(74,392)	-	-	-	-	(74,392)

Goodwill arising on acquisition											209,003	44,628	14,182	25,260	3,518	296,591

Total purchase consideration											255,703	138,910	19,606	41,125	13,340	468,684

All purchases were recorded using the purchase method, as required by the IFRS 3 “Business combinations”, applicable on the date of the transaction. Assets and liabilities were recorded at their estimated market values at the acquisition dates, including intangible assets identified not recorded in the financial statements of each entity.

The acquisition costs incurred by Bancompartir and Ultraserfinco and Subsidiaries amounted to approximately COP 2,040.2 million equivalent to S/2.0 million, acquisition costs incurred by Multicaja and Tenpo amounted to CLP 50.6 million equivalent to approximately S/0.2 million and the acquisition costs of Culqi amounted to S/0.1 million. Also, these costs were recorded in the “Administrative expenses” section of the consolidated statement of income.

The non-controlling interest of Bancompartir was measured at fair value, which are estimated considering the consideration paid.

The fair values of the intangible assets identified at the acquisition date were determined using the income approach, based on the present value of earnings attributable to the asset or in saving acquisition costs. Under this approach, the fair value of intangible assets is determined through the future cash flow methodology discounted using the rate of return that considers the relative risk of getting cash flows and the value of money over time.

The following methods, based on the income approach, were used by the Management of Credicorp, to estimate the fair values of the intangible assets identified at the acquisition date.

-	For the valuation of the intangible acquired by the anti-competition contract, the Management used the “With-or-without” method, which estimates the net present value of the projected cash flow during the exclusivity of the contract, considering the potential decrease in revenue or the increase in expenses as a result of the competition that sellers could perform when starting a similar business. The difference between both scenarios would correspond to the fair value of this intangible.

-	For the software valuation was applied the method "Replacement cost to new", which estimates the costs that should be incurred to acquire or build an asset with similar characteristics, capacity and functionalities.

-	The “Relief from Royalties” method was applied for brand valuation, which estimates the cash flows that the company saves for the payment of royalties that it would make if it did not count with a brand of its own.

-	For the valuation of the intangibles assets of the Client relationship, fund manager contracts and PayPal contract was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangibles assets after discounting returns for all assets that contribute to the flow.

In Management's opinion, those methods are generally accepted for the valuation of intangible assets identified in business combination processes.

Considering the acquisition dates, the adjusments made are under review. Therefore, certain amounts reported could incorporate non-significant variations. In Management’s opinion, no substantial changes would occur.

From the effective date of acquisition (December 1, 2019) until December 31, 2019, Bancompartir contribution’s in interest and similar income amounted to approximately S/16.5 million. If the combination had taken place at the beginning of the year, the similar interests and income of the Group would have amounted to approximately S/198.7 million (an increase of S/182.2 million). The income of the other acquired companies is inmaterial for the consolidated financial statements of the Group. Also, for the periods from the date of acquisition and the period from January 1 to December 31, 2019 are immaterial for consolidated financial statements of the Group.

b)	Acquisition of non-controlling interest of Mibanco, Banco de la Microempresa S.A. (Mibanco) -

On April 18, 2018, Credicorp Ltd. through its subsidiaries Grupo Crédito S.A. and Banco de Crédito del Perú S.A. acquired 3.23 percent and 0.06 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/129.0 million and S/2.4 million, respectively.

Additionally, on May 22 and 23, 2018, BCP acquired 1.22 percent and 0.05 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/47.3 million and S/1.9 million, respectively.

These acquisitions of non-controlling interest were recorded as an equity transaction.

In view of said acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18 percent to 97.74 percent.

c)	Merger by absorption between Credicorp Capital Holding Chile S.A. and Inversiones IMT S.A. -

On February 21, 2018, the Private Investment Fund Series B, administered by Credicorp Capital S.A., sold, ceded and transferred to Credicorp Capital Holding Chile S.A. the 11 shares of Inversiones IMT S.A. which it owned.

As a result of the sale, the entity Credicorp Capital Holding Chile S.A. became the holder of 100.00 percent of the share capital of Inversiones IMT S.A. for an uninterrupted period that exceeded 10 days, which is a cause for corporate dissolution, according to article 103 numeral 2 of the Law regarding Joint Stock Companies, in Chile.

Subsequently, on March 3, 2018, the merger by absorption between Inversiones IMT S.A. (absorbed entity) and Credicorp Capital Holding Chile S.A. (absorbing entity) was made effective; the latter acquiring all the assets, liabilities, rights and obligations of Inversiones IMT S.A., without needing to proceed with the liquidation of the dissolved company.

Said transaction has not generated a significant impact on the Group’s consolidated financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2019 and 2018, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2019, as described below:

(i)	IFRS 16 “Leases” -

On January 2016, the IASB issued the IFRS 16, ‘Leases’ to replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations, which are valid until December 31, 2018).

According with IFRS 16, a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

IFRS 16 mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases.

Pursuant to the new standard, was required the recognition of an asset (right-of-use of the leased asset) and of a financial liability because of the lease payments. The only exemptions are for short term and low value leases, both could be recorded in a straight line as an expense in the consolidated statement of income.

The consolidated statement of income also is affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs are replaced with interest and depreciation, therefore key metrics such as earnings before interest, taxes, depreciation and amortization (EBITDA) will change.

The principal and interest payments of the lease liabilities are classified in the consolidated statement of cash flows within the financing activities.

The accounting treatment for lessors continues with a similar model to IAS 17; therefore, the lessors will continue to perform a classification test to distinguish between financial and operating leases.

The new requirements of the IFRS 16 were applied by adjusting our consolidated statement of financial position as of January 1, 2019, date of initial application, without restating the financial information of the comparative period, in accordance to what is allowed by the transition provisions of the aforementioned standard. On the date of the initial application, the Group has considered the following aspects:

-	The use of a single discount rate in a lease portfolio with reasonably similar characteristics.
-	Choose not to apply the recognition and measurement requirements established by the IFRS 16 to: (i) leases with a remaining lease term of less than 12 months as of January 1, 2019, and (ii) leases in which the underlying asset is of low value. In these cases, payments will be recognized as an expense in a straight line over the term of the lease.
-	The exclusion of the initial direct costs for the measurement of the asset by right of use.
-	For the contracts concluded before the transition date, the Group relied on its assessment carried out applying IAS 17 and IFRIC 4; that is, not to reevaluate again if a contract is, or contains, an operating lease.

In that regard, as of January 1, 2019, the Group has recorded right-of-use assets for approximately S/855.5 million, lease liabilities for approximately S/852.8 million and deferred charges for prepayments for approximately S/2.7 million. There was no net impact on the retained earnings.

(ii)	Prepayment features with negative compensation- amendments to IFRS 9 “Financial instruments” -

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss.

To qualify for amortized cost measurement, the negative compensation must be ‘reasonable compensation for early termination of the contract’ and the asset must be held within a ‘held to collect’ business model.

(iii)	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 “Investments in Associates and Join Ventures” -

The amendments clarify the accounting record of long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must record for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28.

(iv)	Plan Amendment, Curtailment or Settlement - Amendments to IAS 19 “Employee Benefits” -

The amendments to IAS 19 clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

-	Calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change.
-	Any reduction in a surplus should be recognized immediately in profit or loss either as part of past service cost, or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.
-	Separately recognize any changes in the asset ceiling through other comprehensive income.

(v)	IFRIC 23 “Uncertainty over income tax treatments” -

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities when there is uncertainty over a tax treatment. In particular, it discusses:

-	How to determine the appropriate obligation or right, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty.
-	That the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, that is, that detection risk should be ignored.
-	That the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment.
-	That the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and
-	That the judgments and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgments.

While there are no new disclosure requirements, entities are reminded of the general requirement to provide information about judgments and estimates made in preparing the financial statements.

The entry into force of this interpretation has not had any significant impact on the consolidated financial statements of the Group.

(vi)	Annual improvements to the IFRS (2015 - 2017 Cycle) -

The following improvements were completed in December 2017:

-	IFRS 3 “Business Combinations” - clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages.
-	IFRS 11 “Joint Arragements” - clarified that the party obtaining joint control of a business that is a joint operation should not measure again its previously held interest in the joint operation.
-	IAS 12 “Income taxes” - clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.
-	IAS 23 “Borrowing costs” - clarified that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

The modifications indicated above, except IFRS 16, had no impact on the amounts recognized in previous or current periods and are not expected to significantly affect future periods.

The Group have applied the following standards and modifications for first time for its annual report that have started on January 1, 2018:

(vii)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting to replace IAS 39 “Financial instruments: Measurement and Recognition”.

IFRS 9 establishes three categories of classification and measurement for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. This classification is used by the entity's business model to manage the financial assets and the characteristics of the contractual cash flows of the financial assets.

With respect to financial liabilities, the majority of classification and measurement requirements included in IFRS 9 are similar to those in IAS 39.

IFRS 9 introduces a new impairment model based on expected credit losses involving three stages approach whereby financial assets go through these stages when their credit quality changes. This model differs significantly from the model under IAS 39 related to credit losses incurred, which results in the early recognition of credit losses.

In addition, the current model of hedge accounting according to IFRS 9 simplifies hedge accounting, aligns the accounting of the hedging relationships more closely with the risk management activities of an entity and permits hedge accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedge accounting.

The new classification, measurement and impairment requirements were applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information for the comparative period, as permitted by the aforementioned accounting standard.

The initial recognition and subsequent measurement are explained in Note 3(f) and the determination of impairment is explained in Note 3(i).

-	Classification and measurement of the financial instruments

The following table presents the measurement categories and the carrying value of the financial instruments under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39		IFRS 9
Financial assets	Category	Carrying amount	Category	Carrying amount
		S/(000)		S/(000)
Cash and due from banks	Loans and receivables	23,221,987	Amortized cost	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	Loans and receivables	7,480,420	Amortized cost	7,480,420

Investments	At fair value through profit or loss	4,024,737	At fair value through profit or loss	5,613,356

	Available-for-sale	24,423,891	At fair value through other comprehensive income (Debt instruments)	22,181,733
			At fair value through other comprehensive income (Designated equity instruments)	653,539

	Held-to-maturity	4,413,373	Amortized cost	4,411,637

Loans, net	Loans and receivables	95,977,277	Amortized cost	95,770,509

Financial assets designated at fair value through profit or loss	At fair value through profit or loss (Designated upon initial recognition)	537,685	At fair value through profit or loss (Designated upon initial recognition)	537,685

Premiums and other policies receivable	Loans and receivables	656,829	Amortized cost	649,135

Accounts receivable from reinsurers and coinsurers	Loans and receivables	715,695	Amortized cost	715,553

Due from customers on acceptances	Loans and receivables	532,034	Amortized cost	532,034

Derivatives receivable	At fair value for trading or for hedging purposes	701,826	At fair value for trading or for hedging purposes	701,826

Other assets	Loans and receivables	1,759,125	Amortized cost	1,759,125

	Total financial assets	164,444,879		164,228,539

Financial liabilities

Liabilities	Amortized cost	130,842,331	Amortized cost	130,956,515

Liabilities	At fair value	8,791,390	At fair value	8,791,390

	Total financial liabilities	139,633,721		139,747,905

-	Reconciliation of balances of the statement of financial position from IAS 39 to IFRS 9 at January 1, 2018

The following table presents the detail of the reconciliation of balances of financial assets under IAS 39 to IFRS 9, distinguishing between the impacts due to category change and impairment remeasurement:

Financial assets	IAS 39	Change of category	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)	S/(000)
Cash and due from banks	23,221,987	-	-	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	7,480,420	-	-	7,480,420

Investments:
At fair value through profit or loss :
Opening balance under IAS 39	4,024,737
Addition: From investments available for sale (*)		1,588,619
Closing balance under IFRS 9				5,613,356

At fair value through other comprehensive income (debt):
Opening balance under IAS 39	-
Addition: From investments available for sale		22,181,733
Closing balance under IFRS 9				22,181,733

At fair value through other comprehensive income (Designated equity instruments)	-	653,539	-	653,539

Available for sale:
Opening balance under IAS 39	24,423,891
Subtraction: Reclassification to investments at fair value through profit or loss (*)		(1,588,619)
Subtraction: Reclassification to investments at fair value through other comprehensive income (debt)		(22,181,733)
Subtraction: Reclassification to investments at fair value through other comprehensive income (Designated - equity)		(653,539)
Closing balance under IFRS 9				-

Amortized cost:
Opening balance under IAS 39	-
Addition: From investments held-to-maturity (IAS 39)		4,413,373
Remeasurement: Expected loss (IFRS 9)			(1,736)
Closing balance under IFRS 9				4,411,637

Held-to-maturity:
Opening balance under IAS 39	4,413,373
Subtraction: Reclassification to investments at amortized cost		(4,413,373)
Closing balance under IFRS 9				-

Loans, net	95,977,277	-	(206,768)	95,770,509

Financial assets designated at fair value through profit or loss	537,685	-	-	537,685

Premiums and other policies receivable	656,829	-	(7,694)	649,135

Accounts receivable from reinsurers and coinsurers	715,695	-	(142)	715,553

Due from customers on acceptances	532,034	-	-	532,034

Derivative receivables	701,826	-	-	701,826

Other assets	1,759,125	-	-	1,759,125
Total	164,444,879	-	(216,340)	164,228,539

(*)	The combined application of the tests regarding the characteristics of the contractual cash flows and business models at January 1, 2018, resulted in certain investments classified as “Available for sale” under IAS 39, having to be reclassified in the category “At fair value through profit of loss” under IFRS 9. These financial assets maintained unrealized gains in the statement of changes in equity, net of income tax, of approximately S/314.4 million in the item “Net unrealized gains (losses)”, which were reclassified to the item “Retained earnings”.

The classification and measurement of the financial liabilities have not had changes due to the application of IFRS 9, except for the provision of credit loss for indirect loans which required an additional provision of S/114.2 million.

-	Reconciliation of the balances of the provision for impairment under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)
Financial asset:
Investment at amortized cost	-	1,736	1,736
Loans	4,500,498	206,768	4,707,266
Premiums and other policies receivable	12,255	7,694	19,949
Accounts receivable from reinsurers and coinsurers	8,715	142	8,857
Total financial assets	4,521,468	216,340	4,737,808

Financial liabilities:
Provision for credit losses on indirect loans	442,510	114,184	556,694
Total financial liabilities	442,510	114,184	556,694

Also, a provision for investments at fair value through other comprehensive income for approximately S/48.8 million was recorded in the account “Net unrealized gains (losses)” in consolidated statement of changes in equity.

(viii)	IFRS 15 “IFRS 15 “Revenue from contracts with customers”

(ix)	Amendments to IFRS 2: Classification and measurement of share-based payment

(x)	Annual improvements to the IFRS (2014 - 2016 Cycle)

(xi)	Amendments to IAS 40: “Transfers of Investment Property”

The modifications indicated previously, except of IFRS 9, had no significant impact on the amounts recorded until December 31, 2017 and not affected significantly the period of 2018, except of IFRS 9.

a.1)	Changes in accounting policies -

As of December 31, 2018, the technical reserves for premiums corresponding to income were determined as the present value of the future cash flows estimated by these contracts, using the rate of return on investments calculated at the time of purchase of said financial assets , that is, a historical rate was used as the discount rate.

In 2019, the Group adopted the following changes regarding the valuation and recognition of mathematical income reserves:

-	Change of criteria in the discount rates used, and thus reflect the effect of market interest rates in the measurement of insurance liabilities,

-	Because the financial assets that have a direct effect on the income liabilities are measured at fair value through other comprehensive income, it was decided to recognize in the consolidated statement of comprehensive income the proportion corresponding to the income liabilities of the unrealized results that generate the assets and that have a direct effect on said income liabilities.

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts

These changes in accounting policy generated a greater income reserve amounting to S/666.6 million, which was recognized in the consolidated statement of comprehensive income for the year, under the heading Insurance reserves of the consolidated statement of changes in equity, considering that the effect was not material in previous years, in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

b)	Basis of consolidation -

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in net equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” of the consolidated statement of income.

At December 31, 2019 and 2018, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	165,072,249	156,578,928	142,514,228	136,996,483	22,558,021	19,582,445	3,638,334	2,544,847
Pacífico Compañía de Seguros y Reaseguros S.A. and Subsidiaries (ii)	Insurance, Peru	98.79	98.79	13,783,515	12,222,763	10,963,533	9,590,768	2,819,982	2,631,995	381,492	353,292
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	6,076,928	6,607,494	4,986,657	5,395,262	1,090,271	1,212,232	601,629	351,425
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,807,905	3,393,325	3,832,287	2,695,499	975,618	697,826	41,634	35,191
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	386,146	543,113	385,253	543,896	893	(783)	1,676	2,179

(i)	The main activity of Grupo Crédito is to invest in shares listed in the Peruvian-Stock Exchange and in unlisted shares of Peruvian companies. Below, we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.71	97.71	152,426,848	144,768,951	133,456,760	127,683,654	18,970,088	17,085,297	3,641,935	3,391,015
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	10,552,154	10,020,148	9,773,372	9,239,568	778,782	780,580	94,666	99,402
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	982,591	874,649	284,643	241,307	697,948	633,342	196,590	139,586
Krealo SpA and Subsidiaries (d)	Holding, Chile	100.00	-	72,847	-	41,765	-	31,082	-	(6,476)	-

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS").

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2019, the assets, liabilities, equity and net income of Mibanco amount to approximately S/13,741.7 million, S/11,655.7 million, S/2,086.0 million and S/401.0 million, respectively (S/13,220.3 million, S/11,321.8 million, S/1,898.5 million, and S/462.1 million, respectively at December 31, 2018).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. At December 31, 2019, the assets, liabilities, equity and net profit of BCB were approximately S/10,480.9 million, S/9,743.9 million, S/737.0 million and S/79.0 million, respectively (S/9,956.9 million, S/ 9,265.8 million, S/691.1 million and S/78.3 million, respectively at December 31, 2018).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Krealo SpA (hereinafter “Krealo") was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Krealo acquired Tenpo SpA and Multicaja Prepago S.A.

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia, Ultraserfinco S.A. and Banco Compartir S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	3,400,683	2,037,411	2,692,520	1,761,112	708,163	276,299	22,964	19,945
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	1,161,991	933,822	1,017,072	762,192	144,919	171,630	(5,222)	(36,663)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	228,421	339,220	114,913	141,943	113,508	197,277	24,452	42,684

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons. Its main subsidiary is Credicorp Capital Colombia S.A.

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(iii). These loans are collateralized by transactions performed by BCP.

c)	Functional, presentation and foreign currency transactions -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances f or most of the Group´s entities, given the fact their major transactions and/operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the consolidated statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented as gross amounts for reinsurance ceded. Reinsurance assets or liabilities are written off when contractual rights are terminated or expire or when the contract is transferred to a third party.

Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when they are enforceable and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost.

As of December 31, 2019 and 2018 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

These comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined period or not defined, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During the year 2018, the Group adopted new mortality tables that reflect recent changes in the life expectancy.

The Group also uses discount rates in measuring income liabilities, in order to reflect the market value in the measurement of insurance liabilities, as follows:

-	Until December 31, 2018, to discount reserves for contracts of insurance, the Group used the average purchase interest rate of the portfolio of its financial assets shuffled by currency (historical rates).

-	As of December 31, 2019, the Group uses the average market rate of the portfolio of its financial assets for pension flows shifted by currency (market rates).

Also, given that the financial assets that have a direct effect on the income liabilities are measured at fair value through other comprehensive income, the Group modified the recognition of its income liabilities with the aim of recognizing in the consolidated statement of comprehensive income the proportion that corresponds to income liabilities, of the unrealized results generated by the assets and that have a direct effect in said income liabilities.

On the other hand, in the Individual Life business the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims buy not reported (IBNR) to the Group. At December 31, 2019 and 2018, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. At December 31, 2019 the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the discount rate), both effects are included in the consolidated statement of income at December 31, 2018. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2019 and 2018, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position.

Claims occurred but not reported are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology - BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect the historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. At December 31, 2019 and 2018, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Ceded premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset.

Policy applicable from January 1, 2018 -

At December 31, 2019 and 2018, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and
-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers:

- The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.

- How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Group.

If the cash flows after initial recognition are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model the objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. The interests income are included in the item “Interest and similar income” of the consolidated income statement.

Financial assets at amortized cost include direct credits that are recorded when the disbursement of the funds in favor of the clients is carried out, and indirect (contingent) credits that are recorded when the documents that support said credit facilities are issued. Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected loss approach and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(ix).

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Group maintains in this category are : a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

-	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

The gains or losses due to exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” of the consolidated statement of income; in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition -

At the moment of their initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the category “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” of the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” of the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” of the consolidated statement of income. Interests accrued are calculated using the contractual interest rate and recorded in the “Interest and similar income” item of the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the item “Interest and similar income” of consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the consolidated statement of income.

At December 31, 2019 and 2018, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar income” of the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

-	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or
-	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or
-	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

(iv)	Reclassification of financial assets and liabilities -

From January 1, 2018, the reclassification of financial assets will always take place as long as when the business model that manages financial assets is changed. We expect this change will be less than frequently. These changes are determined by the Group Management as a result of external or internal changes, which must be necessary for the Group's operations and demonstrable against third parties. Therefore, a change in the Group's business model will take place only when it starts or stop carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

Policy applicable up to December 31, 2017 -

As of December 31, 2017, the Group classified its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depended on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

(v)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss included financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which was upon initial recognition and on an instrument by instrument basis. Derivative financial instruments were also categorized as held for trading unless they had been designated as hedging instruments.

A financial asset or liability was classified as held for trading if it was acquired for the purpose of selling or repurchasing in the short term, and is presented in “Investments at fair value through profit or loss” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Interest earned or incurred was accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income was recorded when the right to payment was established.

Management could designate an instrument at fair value through profit or loss upon initial recognition if the following criteria were met:

-	The designation eliminated or significantly reduced the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities were part of a group of financial assets, financial liabilities or both which were managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or

-	A contract contained one or more embedded derivatives which significantly modified the cash flows that might otherwise be required by the contract and their separation was not prohibited by IAS 39. In this case, the entire contract was designated at fair value through profit or loss.

Changes in fair value of a financial asset designated through profit or loss were recorded in the consolidated statement of income.

(vi)	Loans and receivables -

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market.

After initial recognition, loans and receivables were measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees or costs that were an integral part of the effective interest rate. The effective interest rate amortization was recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment were recognized in the consolidated statement of income in “Provision for credit losses on loan portfolio”.

Direct loans were recorded when disbursement of funds to the costumers were made. Indirect (off-balance sheet) loans were recorded when documents supporting such facilities were issued. In the same way, the Group considered as refinanced or restructured those loans that changed their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses was established if there was objective evidence that the Group would not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses was established based on an internal risk classification and considering any guarantees and collaterals received.

(vii)	Available-for-sale investments -

Available-for-sale investments included equity investments and debt securities. Equity investments classified as available-for-sale were those that were neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category were those that were intended to be held for an indefinite period of time and that could be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale investments were subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred income tax and non-controlling interest, until the investment was sold, at which time the cumulative gain or loss was recognized in the consolidated statement of income in “Net gain on securities”, or was determined to be impaired, at which time the impaired amount was recognized in the consolidated statement of income in “Net gain on securities”, and removed from the reserve of investments available-for-sale.

Interest and similar income earned were recognized in the consolidated statement of income in “Interest and similar income”. Interest earned was reported as interest income using the effective interest rate method and similar income earned were recognized when collection rights were established.

The estimated fair value of the investments available for sale was determined mainly on the basis of quotes or, in the absence of these, on the basis of discounted cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluated whether its ability and intention to sell its available-for-sale financial assets in the near term were still appropriate. When, in rare circumstances, the Group was unable to trade these financial assets due to inactive markets, the Group could elect to reclassify these financial assets if Management had the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification became its new amortized cost and any previous gain or loss on the asset that had been recognized in other comprehensive income was amortized to consolidated statement of income over the remaining life of the investment using the effective interest rate.

(viii)	Held-to-maturity investments -

Held-to-maturity investments were non–derivative financial assets with fixed or variable payments and fixed maturities, which Credicorp had the intention and ability to hold to maturity. After initial measurement, held-to-maturity investments were subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees that were an integral part of the effective interest rate. The amortization was included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments were recognized in the consolidated statement of income in “Net gain on securities”.

At December 31, 2017, the Group had not recognized any impairment loss on held-to-maturity investments. See policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group sold or reclassified a more than insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (2) years.

At December 31, 2017, the Group did not sell or reclassify any of its held-to-maturity investments.

(ix)	Repurchase and reverse repurchase agreements and securities lending and borrowing -

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method.

Conversely, securities purchased under reverse repurchase agreements at a specified future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to charge it, including accrued interest, is recorded in “Cash collateral, reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(x)	Other financial liabilities -

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement.

In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a withdrawal of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

Policy applicable from January 1, 2018 -

As of December 31, 2019 and 2018, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost,
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

-	Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

-	Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss -

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

-	PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

-	LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

-	EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated.

-	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another.

Prospective information -

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as the projections of future events and economic conditions. The estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, included macroeconomic variables that differ between portfolios. These projections have a 3-year period and, additionally, a long-term projection.

The estimate of expected losses for stages 1, 2 and 3 will be a weighted estimate that considers three future macroeconomic scenarios. The base, optimist and pessimist scenarios are based on macroeconomic projections provided by the internal team of economic studies and approved by Senior Management. This same team also provides the probabilities of occurrence of each scenario. It should be stated, that the design of the scenario is adjusted at least once a year, with the possibility of a greater frequency if required by the surrounding conditions.

Macroeconomic factors -

In its models, the Group bases itself on an wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of the instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of allowance for loan losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
-	Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income;
-	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

Policy applicable up to December 31, 2017 -

The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets was follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that were carried at amortized cost, the Group first assessed whether impairment existed individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included that asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be, recognized were not included in a collective assessment of impairment.

The amount of any impairment loss identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

The carrying amount of the asset was reduced through the use of a provision account and the amount of the loss was recognized in the consolidated statement of income. A loan, together with the respective associated provision, was written off when classified as a loss and was fully provisioned and there was real and verifiable evidence that the loan was irrecoverable and collection efforts had been concluded without success, the impossibility of foreclosures or all collateral had been realized or had been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increased or decreased because of an event occurring after the impairment was recognized, the previously recognized impairment loss was increased or reduced by adjusting the provision account. If in the future a written-off loan was later recovered, the recovery was recognized in the consolidated statement of income, as a credit to “Recovery of written off loans”.

The present value of the estimated future cash flows was discounted at the financial asset’s original effective interest rate. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflected the cash flows that could have resulted from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure was probable.

For collective assessment of impairment, financial assets were grouped considering the Group’s internal credit rating system, which considered credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that were collectively evaluated for impairment were estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience was adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not exist. The methodology and assumptions used were reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale investments -

For available-for-sale financial investments, the Group assessed at each date of the consolidated statement of financial position whether there was objective evidence that an investment or a group of investments was impaired.

In the case of equity investments, objective evidence could have included a significant or prolonged decline in their fair value below cost. “Significant” was to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value had been below its original cost. The determination of what was “significant” or “prolonged” required judgment. In making this judgment, the Group evaluated, among other factors, the duration or extent to which the fair value of an investment was less than its cost.

When there was evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) was removed from the available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments were not reversed through the consolidated statement of income; increases in their fair value after impairment were recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income was based on the reduced carrying amount and was accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income was recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase could be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss was reversed through the consolidated statement of income.

Renegotiated loans -

When a loan is modified, it is not considered as past due but maintained its previous classification as impaired or not impaired. If the debtor complied with the new agreement over the following six months, and an analysis of its payment capacity supported a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor failed to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

Policy aplicable from January 1, 2019 -

As of December 31, 2019, the Group maintains mainly lease premises, used as offices and agencies, and servers and technological platforms, which were recorded in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

The lease contracts are recorded in the consolidated statement of financial position as a right-of-use asset and a lease liability in the date the leased asset is available for use.

The right-of-use assets are initially recognized at cost including the following:

-	The amount of the initial measurement of the lease liability.
-	Any lease payment paid to the lessor before the start date or on the same date.
-	Direct costs incurred and costs for dismantling or rehabilitation, if any.

Lease liabilities include the present value of fixed payments and variable lease payments that are based on an index or rate. Lease payments that will be made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be determined easily, or the incremental interest rate by loans of the lesse, which is the interest rate that the lessee would have to pay for borrowing for a term similar, the funds necessary to obtain an asset of similar value asset by the right-of-use in a similar economic environment with similar terms, guarantees and conditions.

In determining the term of the lease, Management considers all the facts and circumstances that create an economic incentive to exercise the extension option, or not to exercise a termination option. Likewise, the estimation of the extension or termination options will be revalued only if an event or changes in the circumstances occur within the control of the entity that affects said estimate.

Subsequent Recognition -

The right-of-use asset is generally depreciated in a straight line during the shortest period of the asset's useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss, and adjusted for any remeasurement of the lease liability. Depreciation is calculated in a straight line within the term of the lease.

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest, recognize in the heading “Interest, returns and similar expenses” of the consolidated statement of income, and the fees paid will be subtracted.

Likewise, the balance of the liability will be reviewed in the following cases:

-	When there is a change in the expected amount to be paid under a residual value guarantee.
-	When there is a change in future lease installments to reflect the variation in an index or interest rate.
-	When there is a change in the terms o the lease.
-	When there is a change in the evaluation of an option to purchase the underlying asset.

The changes will be recorded as an adjustment of the lease liability and the right of use, unless the book value of the right of use has been reduced to zero, in which case it must be recorded against the consolidated statement of income.

Short-term leases with little significant value are recognized in a straight line as an expense in the “Administrative expenses” item of the consolidated statement of income.

The accounting treatment of lessors continues with a similar model to that of IAS 17; In that sense, lessors continue to perform a classification test to distinguish between financial and operating leases.

Policy aplicable up to December 31, 2018 -

As of December 31, 2018, the Group recorded the leases according to the IAS 17 “Leases”. According to that standard, the determination of whether an arrangement is, or contains, a lease was based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement was dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right was not explicitly specified in an arrangement.

Operating leases:

Leases in which a significant portion of the risks and benefits of the asset were held by the lessor were classified as operating leases. Under this concept the Group had mainly leased premises used as offices and agencies of the Group’s subsidiaries.

Payments made under an operating lease were charged to the “Administrative expenses” heading of the consolidated statement of income based on the straight-line method in the lease period.

When an operating lease was terminated before the lease period has expired, any penalty payment to the lessor was recognized as an expense in the period in which termination takes place.

Finance leases:

Finance leases were recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan was recognized as unearned interest. Lease income was recognized over the term of the lease agreement using the effective interest rate method, which reflected a constant periodic rate of return.

k)	Property, furniture and equipment -

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as related expenses directly with the maintenance of the leased assets, they are recorded net in the item of “Other Income” of the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years
Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25
Brand - Culqi	5
Fund manager contract - Credicorp Capital Colombia	20 and 28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11 and 24
Fund manager contract - Ultraserfinco	23
Core deposits - Mibanco	6
Others	Between 3 and 7.5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

s)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in caption “Other liabilities” of the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

v)	Income tax -

Income tax is computed based on the individual financial statements of each of the Group’s members.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is likely to exist sufficient tax benefits for the application of temporary difference. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

w)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued if all potential ordinary shares with dilutive effect have been converted into ordinary shares.

x)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

-	The coverage ratio consist only of hedging instruments and hedged items eligible.

-	At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

-	The hedge relationship meets all of the following hedge effectiveness requirements:

-	An economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that result from the economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of changes in equity, and it is reclassified to the consolidated statement of income in the same period or periods in which the covered operation affects results; that is, when income or financial expenses related with coverage are registered, or when a forecasted transaction occurs.

The part of the gain or loss in derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recognized in other comprehensive income and subsequently reclassified to the consolidated statement of income are registered as expenses or income in the cases in which the hedged item is reported.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related with items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(iii) and Note 3(f)(v) for the periods 2019 and 2018, respectively, and Note 8.

z)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 34.7(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 31.

ab)  Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.8.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statement of income.

ac)  Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4(a).

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 13.

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2019:

(i)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

-	Discounted- weighted of probability cash flows
-	An explicit risk adjustment, and
-	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

IFRS 17 applies to all types of insurance contracts (life, non-life and reinsurance insurance), regardless of the type of entities that issue them, as well as certain guarantees and financial instruments with certain discretionary participation characteristics. The general objective of IFRS 17 is to provide an accounting model that is more useful and uniform for insurance entities. Unlike IFRS 4, which relies heavily on the application of existing / local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, which covers all relevant accounting aspects.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Also, its implementation will modify the recognition, measurement, presentation and disclosure of insurance contracts having a significant impact on the underlying valuation models, systems, processes, internal controls and other fundamental aspects of the insurance business.

The Group has established governance structures related to the IFRS 17 project with the Audit Committee as the highest instance. As required by the standard, currently, the entities that make up the Group are in the process of determining the impact of their application.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, on November 14, 2018, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2022.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

(ii)	Definition of Material - Amendments to IAS 1 and IAS 8 -

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

-	That the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and
-	The meaning of ‘primary users of general-purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(iii)	Definition of a Business - Amendments to IFRS 3 -

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(iv)	Revised Conceptual Framework for Financial Reporting -

The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

-	Increasing the prominence of stewardship in the objective of financial reporting.
-	Reinstating prudence as a component of neutrality.
-	Refining a reporting entity, which may be a legal entity, or a portion of an entity.
-	Revising the definitions of an asset and a liability.
-	Removing the probability threshold for recognition and adding guidance on derecognition.
-	Adding guidance on different measurement basis, and
-	Stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from 1 January 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(v)	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”: Sale or contribution of assets between an investor and its associate or joint venture -

The IASB made limited scope amendments to IFRS 10 and IAS 28.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes “a business” (as defined in IFRS 3 “Business combinations”).

If the non-monetary assets constitute a business, the investor will recognize the total gain or loss on the sale or contribution of assets. If the assets do not comply with the definition of “business”, the investor will recognize the gain or loss only in proportion to the investor’s investment in the associate or joint venture. The amendments will apply prospectively.

The IASB decided to defer the application date of this amendment until it has completed its research project on the equity method.

The Group is in the process of evaluating the impact of the application of these standards, and to date, it considers that there will be no significant impact on the consolidated financial statements, except for IFRS 17.

Likewise, there are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2019	2018
	S/(000)	S/(000)
Cash and clearing (b)	4,917,674	6,169,795
Deposits with Central Reserve Bank of Peru (BCRP) (b)	18,367,651	13,206,885
Deposits with Central Bank of Bolivia	646,865	791,083
Deposits with foreign banks (c)	1,408,117	1,219,006
Deposits with local banks (c)	481,412	499,431
Interbank funds	137,722	253,970
Accrued interest	14,601	20,633
Total cash and cash equivalents	25,974,042	22,160,803
Restricted funds	12,720	7,713
Total cash	25,986,762	22,168,516

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(ac).

b)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp, incorporated in Peru, must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2019	2018
	S/(000)	S/(000)
Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	13,727,222	11,769,043
Cash in vaults of Bank	4,132,347	5,591,168
Total legal cash requirements	17,859,569	17,360,211

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	4,640,429	1,437,842
Cash in vaults of Bank and others	785,327	578,627
Total additional funds	5,425,756	2,016,469
Total	23,285,325	19,376,680

(i)	At December 31, 2019 cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.01 percent and 35.06 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.01 percent and 35.12 percent, respectively, at December 31, 2018).

In Management's opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)	At December 31, 2019, the Group maintains three "overnight" deposits with the BCRP, of which are one denominated in soles for S/360.0 million and two in U.S Dollars for of US$1,291.6 million, equivalent to S/4,280.4 million. At said date, the deposit in soles and deposits in U.S Dollars accrue interest at annual rates of 1.00 percent and 1.57 percent, respectively, and have maturities at 2 days.

At December 31, 2018, the Group maintains two “overnight” deposits with the BCRP, which are denominated in U.S Dollars for US$426.3 million, equivalent to S/1,437.8 million. At said date, deposits in U.S. Dollars accrue interest at annual rates of 2.43 percent and have maturities at 2 days.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollars; these are cash in hand and earn interest at market rates. At December 31, 2019 and 2018 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2019	2018
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	3,293,837	3,409,890
Reverse repurchase agreement and security borrowings (ii)	899,435	659,380
Receivables for short sales	95,252	13,672
Total	4,288,524	4,082,942

(i)	At December 31, 2019, the balance mainly comprises cash collateral for approximately US$844.5 million, equivalent to S/2,798.7 million, delivered to BCRP to secure a borrowing in soles of approximately S/2,800.4 million from the same entity (cash collateral for approximately US$919.2 million, equivalent to S/3,100.5 million, and borrowing of approximately S/2,948.5 million, at December 31, 2018).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2019						At December 31, 2018
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian pesos	5.61	97,747	376,043	76,396	550,186	550,579	6.60	-	401,580	47,872	449,452	443,386
Instruments issued by the Chilean Government	Chilean pesos	0.34	7,002	15,505	-	22,507	22,507	0.27	24,624	-	-	24,624	24,628
Other instruments		4.44	156,969	130,932	38,841	326,742	328,291	3.76	12,013	157,871	15,420	185,304	186,774
			261,718	522,480	115,237	899,435	901,377		36,637	559,451	63,292	659,380	654,788

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2019						At December 31, 2018
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debt instruments (c)			64,900	25,699	6,240,866	6,331,465	6,709,182		159,570	365,201	7,420,019	7,944,790	8,572,837
Instruments issued by the Colombian Government	Colombian pesos	5.49	135,997	941,431	-	1,077,428	1,077,917	5.97	-	1,231,639	3,124	1,234,763	1,235,472
Instruments issued by the Chilean Government	Chilean pesos	0.20	130,551	44,411	-	174,962	175,054	0.26	24,912	-	-	24,912	27,529
Other instruments		2.07	70,997	16,809	6,355	94,161	105,086	1.88	144,668	66,224	-	210,892	214,051
			402,445	1,028,350	6,247,221	7,678,016	8,067,239		329,150	1,663,064	7,423,143	9,415,357	10,049,889

c)	At December 31, 2019, and 2018, the Group has repurchase agreements secured with: (i) cash, see note 5(a), and (ii) investments, see note 6(b). This item consists of the following:

		At December 31, 2019			At December 31, 2018
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	February 2020 / October 2020	2,800,400	Cash with BCRP	January 2019 / November 2019	2,948,500	Cash with BCRP
BCRP	Soles	June 2020 / November 2020	1,504,088	Investments	January 2019 / November 2020	2,220,265	Investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Investments	August 2020 / August 2028	570,000	Investments
Banco Central de Bolivia	Bolivianos	May 2020 / February 2021	398,586	Cash	May 2019	89,941	Cash
Nomura International PLC (i)	U.S. Dollar	August 2020	265,120	Investments and cash	August 2020	269,840	Investments and cash
Nomura International PLC (ii)	U.S. Dollar	August 2020	231,980	Investments and cash	August 2020	236,110	Investments and cash
Citigroup Global Market Limited (iii)	U.S. Dollar	August 2026	149,130	Investments	August 2026	151,785	Investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Investments	August 2020	100,000	Investments
Natixis S.A. (iv)	U.S. Dollar	August 2026	82,850	Investments	August 2026	84,325	Investments
Banco de la República	Colombian pesos	January 2020	64,540	Investments	January 2019	42,607	Investments
Nomura International PLC (v)	U.S. Dollar	-	-	-	March 2019 / December 2019	505,950	Investments
Naitixis	U.S. Dollar	-	-	-	January 2019 / March 2019	566,962	Investments
Other below S/6.0 million	-	January 2020 / April 2033	64,970	Investments	January 2019 / October 2033	70,298	Investments
Accrued interest			99,801			88,207
			6,331,465			7,944,790

At December 31, 2019, said operations accrue interest at fixed and variable rates between 2.6 percent and 7.20 percent and between Libor 3M + 0.80 percent and Libor 6M + 1.90 percent, respectively, (between 0.09 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, at December 31, 2018).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2019, the Group maintains an IRS and a CCS which were together designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable rate for a notional amount of US$80.0 million, equivalent to S/ 265.1 million (approximately US$ 80.0 million, equivalent to S/ 269.8 million, at December 31, 2018). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at fixed interest rate; see note 13(b).

(ii)	At December 31, 2019, the Group maintain a CCS, which was designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable interest rate for a notional amount of US$ 70.0 million, equivalent to S/ 232.0 million (aproximately US$ 70.0 million, equivalent to S/ 236.1 million, at December 31, 2018). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, See note 13(b).

(iii)	At December 31, 2019, the Group maintains two CCS which were together designated as a cash flow hedge for two repurchase agreements in U.S. Dollars at variable rate for a notional amount of US$ 45.0 million, equivalent to S/ 149.1 million (approximately US$ 45.0 million, equivalent to S/ 151.8 million, at December 31, 2018). By means of these CCS, said repurchase agreements were economically converted to soles. See note 13(b).

(iv)	At December 31, 2019, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable rate for a total notional amount of US$ 25.0 million, equivalent to S/ 82.9 million (approximately US$ 25.0 million, equivalent to S/ 84.3 million, at December 31, 2018). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(b).

(v)	At December 31, 2018, the Group maintained five IRS which were designated as a cash flow hedge of a certain repurchase agreements in U.S. Dollars at variable rate for a notional amount of US$ 150.0 million, equivalent to S/ 506.0 million. By means of these IRS, said repurchase agreements were economically converted to a fixed interest rate; see note 13(b). Said IRS expired between March and December of 2019.

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2019	2018
	S/(000)	S/(000)
Government treasury bonds (i)	1,276,573	1,318,311
Mutual funds	593,552	397,918
Restricted mutual funds (ii)	460,086	407,350
Corporate bonds	326,673	160,006
Investment funds	327,659	179,015
Participation in RAL Funds (iii)	300,398	445,039
Central Bank of Chile bonds	182,540	30,382
Shares	83,085	101,068
Subordinated bonds	80,084	94,413
Royalty Pharma (iv)	68,584	56,787
Multilateral organization bonds	53,353	193,395
Others	93,204	123,892
Balance before accrued interest	3,845,791	3,507,576
Accrued interest	4,971	4,869
Total	3,850,762	3,512,445

(i)	At December 31, 2019 and 2018 the balance of these instruments includes the following government treasury bonds:

	2019	2018
	S/(000)	S/(000)
Colombian Treasury bonds	1,102,865	1,259,516
Peruvian Treasury bonds	95,308	58,795
U.S. treasury and federal agency bonds	78,400	-
Total	1,276,573	1,318,311

(ii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(iii)	At December 31, 2019, these funds are approximately S/ 166.9 million in bolivianos and S/ 133.5 million in U.S. Dollars (S/ 174.3 million in bolivianos and S/ 270.7 million in U.S. Dollars at December 31, 2018) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(iv)	It corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

During the year of 2019 and 2018, the Group has received dividends from these participations for S/3,610.7 and S/3,689.4, respectively; which are presented in the item of “Interest and similar income” of the consolidated statement of income.

b)	Investments at fair value through other comprehensive income consist of the following:

	2019				2018
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debts instruments:

Corporate bonds (i)	7,974,080	706,394	(8,322)	8,672,152	8,263,943	208,409	(182,479)	8,289,873
Certificates of deposit BCRP (ii)	8,649,885	15,388	(1)	8,665,272	9,833,776	189	(4,381)	9,829,584
Government treasury bonds (iii)	6,009,137	690,048	(1,109)	6,698,076	4,977,422	260,939	(47,613)	5,190,748
Securitization instruments (iv)	580,778	53,328	(8,344)	625,762	505,976	22,492	(9,980)	518,488
Negotiable certificates of deposit	369,016	856	(303)	369,569	280,828	2,981	(250)	283,559
Subordinated bonds	150,172	14,085	(100)	164,157	163,891	3,900	(2,443)	165,348
Others	167,529	7,896	-	175,425	54,384	240	(681)	53,943
	23,900,597	1,487,995	(18,179)	25,370,413	24,080,220	499,150	(247,827)	24,331,543
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,198	201,567	-	213,765	12,198	218,994	-	231,192
Inversiones Centenario	112,647	195,305	-	307,952	112,647	236,063	-	348,710
Bolsa de Valores de Lima	19,423	2,115	-	21,538	19,698	9,363	-	29,061
Bolsa de Comercio de Santiago	4,964	5,688	-	10,652	8,808	5,360	-	14,168
Compañía Universal Textil S.A.	9,597	248	(3,432)	6,413	9,597	248	(3,397)	6,448
Pagos Digitales Peruanos S.A.	5,197	-	-	5,197	4,717	-	-	4,717
Corporación Andina de Fomento	4,441	181	-	4,622	4,428	57	-	4,485
Bolsa de Valores de Colombia	872	4,070	(53)	4,889	4,681	1,958	-	6,639
Others	2,638	1,533	-	4,171	2,858	1,192	-	4,050
	171,977	410,707	(3,485)	579,199	179,632	473,235	(3,397)	649,470

Balance before accrued interest	24,072,574	1,898,702	(21,664)	25,949,612	24,259,852	972,385	(251,224)	24,981,013
Accrued interest				253,111				214,822
Total				26,202,723				25,195,835

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income at December 31, 2019 and 2018 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2019, as a result of assesment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a recovery of credit loss of S/0.7 million (recovery of credit loss of S/1.9 million during the year 2018), which is shown in “Net gain on securities” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income” net of deferred income tax and non-controlling interest, is shown in note 18(c).

During 2019 and 2018, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

The maturities and annual market rates of investments at fair value through other comprehensive income during the years of 2019 and 2018, are as follows:

	Maturities		Annual effective interest rate
	2019	2018	2019						2018
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%
Corporate bonds	Jan-2020 / Feb-2065	Jan-2019 / Feb-2065	1.09	8.16	0.47	8.25	0.62	6.55	1.49	11.90	1.16	11.39	0.94	8.39
Certificates of deposit BCRP	Jan-2020 / Jul-2021	Jan-2019 / Jun-2020	2.02	2.35	-	-	-	-	2.59	3.04	-	-	-	-
Government treasury bonds	Jan-2020 / Feb-2055	Jan-2019 / Feb-2055	0.55	5.31	1.11	4.61	0.43	0.82	2.37	6.50	1.22	7.07	0.60	0.60
Securitization instruments	May-2020 / Sep-2045	Jun-2019 / Sep-2045	2.46	13.26	3.08	9.14	1.68	6.00	3.40	14.81	4.56	6.85	1.68	6.00
Negotiable certificates of deposits	Jan-2020 / Dec 2026	Jan-2019 / Dec-2026	3.27	4.01	2.48	2.68	1.00	4.98	4.54	4.54	-	-	1.40	4.98
Subordinated bonds	Apr-2022 / Aug-2045	Jan-2021 / Feb-2057	1.21	5.52	3.27	5.23	1.53	1.53	3.21	7.41	3.60	7.26	2.52	2.52
Others	Jan-2020 / Jan-2028	Oct-2019 / Jun-2021	1.95	3.73	4.73	6.92	-	-	4.24	6.14	-	-	-	-

At December 31, 2019, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in U.S. Dollars, issued by Government treasury bonds, corporate and multilateral organization entities, classified as investments at fair value through other comprehensive income, for a notional amount of S/618.8 million (S/923.9 million at December 31, 2018), see note 13(b); through these IRS these bonds were economically converted to a variable rate.

Likewise, at December 31, 2019, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive income, for an estimated fair value of S/1,588.7 million (S/2,138.9 million at December 31, 2018), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(i)	At December 31, 2019 the most significant individual unrealized loss amounted to approximately S/ 1.5 million (S/8.2 million at December 31, 2018).

Likewise, at December 31, 2019, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a notional amount of S/ 107.4 million (S/136.1 million at December 31, 2018), see note 13(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

In December 2018, according to the foreign exchange exposure strategy, the Group discontinued the cash flow hedge of a certain corporate bond through the liquidation of the CCS whose notional amount at that date amounted to US$13.0 million, equivalent to S/43.8 million.

(ii)	At December 31, 2019, the Group maintains 87,530 certificates of deposits BCRP ( 99,587 at December 31, 2018); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	At December 31, 2019 and 2018, the balance includes the following Government Treasury Bonds:

	2019	2018
	S/(000)	S/(000)
Peruvian treasury bonds	5,959,066	4,706,121
U.S. treasury and federal agency bonds	391,475	82,477
Chilean treasury bonds	173,364	119,517
Bolivian treasury bonds	72,516	90,370
Colombian treasury bonds	61,009	137,936
Others	40,646	54,327
Total	6,698,076	5,190,748

At December 31, 2018, the Group maintained CCS, which were designated as cash flow hedges of certain government treasury bonds for a notional amount of S/ 77.8 million, see note 13(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate. The CCS matured in March 2019.

(iv)	At December 31, 2019 and 2018, the balance of securitization instruments includes the following:

	2019	2018
	S/(000)	S/(000)
Inmuebles Panamericana	169,959	153,953
Abengoa Transmisión del Norte	87,377	80,948
Industrias de Aceite S.A.	32,050	48,231
Homecenters Peruanos S.A.	35,269	32,520
Others	301,107	202,836
Total	625,762	518,488

The bonds have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for the transformation and commercialization of agribusiness products (Industrias de Aceite S.A.) and accounts receivable for commercialization of construction products (Homecenters Peruanos S.A.).

c)	Amortized cost investments consist of the following:

	2019
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	3,277,667	3,694,631
Foreign government bonds (i)	21,168	21,168
Certificates of payment on work progress (CRPAO) (ii)	100,298	103,015
Sub total	3,399,133	3,818,814
Accrued interest	78,180	78,180
Total investments at amortized cost	3,477,313	3,896,994
Provision for credit losses	(267)	(267)
Total investments at amortized cost, net	3,477,046	3,896,727

	2018
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	3,167,666	3,169,229
Foreign government bonds (i)	347,824	347,502
Peruvian treasury bonds (i)	215,769	215,787
Corporate bonds (i)	220,583	218,373
Certificates of payment on work progress (CRPAO) (ii)	117,173	117,209
Sub total	4,069,015	4,068,100
Accrued interest	87,357	87,357
Total investments at amortized cost	4,156,372	4,155,457
Provision for credit losses	(1,534)	(1,534)
Total investments at amortized cost, net	4,154,838	4,153,923

(i)	At December 31, 2019, said bonds have maturities between January 2020 and February 2042, accruing interest at an annual effective interest rate between 2.14 percent and 5.28 percent on bonds denominated in soles and between 0.45 percent and 2.53 percent annual on bonds issued in other currencies. (at December 31, 2018 have maturities between January 2019 and February 2042, accruing interest at an annual effective interest rate between 3.15 percent and 6.24 percent on bonds denominated in soles and between 1.22 percent and 5.56 percent on bonds in U.S. Dollars).

Likewise, Credicorp Management has determined that at December 31, 2018, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2019, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/1,569.3 million (S/2,953.3 million at December 31, 2018), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(ii)	At December 31, 2019 there are 153 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (185 CRPAOs at December 31, 2018), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2020 and April 2026, accruing interest at an annual effective rate between 3.74 percent and 4.67 percent at December 31, 2019 (between January 2019 and April 2026, accruing interest at an annual effective rate between 4.72 percent and 6.02 percent at December 31, 2018).

On July 30, 2019, the Assets and Liabilities Committee (ALCO) approved the request to change the Atlantic Security Bank (ASB) business model to manage its investments according to its new balance sheet structure, which generated a reclassification of the entire investment portfolio classified as amortized cost to the investment portfolio at fair value with through other comprehensive income and then sell them and acquire new investments that adapt to the new investment portfolio strategy.

The value of the investments at amortized cost as of July 30, 2019 amounted to US$73,030.4 (in thousands) with a fluctuation amounting to US$2,117.5 (in thousands), with a market value of US$ 75,147.9 (in thousands) and finally an expected credit loss of US$82.4 (in thousands). The fluctuation and expected credit loss were recorded in other comprehensive income.

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2019
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	237,624	2,420,464	9,969
From 3 months to 1 year	269,199	6,694,486	908,271
From 1 to 3 years	472,215	2,155,053	42,440
From 3 to 5 years	289,393	2,961,767	690,289
More than 5 years	1,029,883	11,138,643	1,748,164
Without maturity	1,547,477	579,199	-
Total	3,845,791	25,949,612	3,399,133

	2018
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	318,648	4,280,152	372,525
From 3 months to 1 year	197,829	5,842,026	208,812
From 1 to 3 years	485,333	2,145,494	1,094,660
From 3 to 5 years	152,083	1,722,051	273,343
More than 5 years	871,020	10,341,820	2,119,675
Without maturity	1,482,663	649,470	-
Total	3,507,576	24,981,013	4,069,015

7	LOANS, NET

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Direct loans -
Loans	91,481,200	86,898,040
Leasing receivables	5,978,421	6,322,477
Credit cards	8,479,355	7,847,038
Discounted notes	2,200,142	2,313,478
Factoring receivables	2,015,513	1,923,456
Advances and overdrafts in current account	162,149	255,027
Refinanced loans	1,186,167	1,281,360
Restructured loans	125	127
Total direct loans	111,503,072	106,841,003

Internal overdue loans and under legal collection loans	3,304,886	3,119,621
	114,807,958	109,960,624
Add (less) -
Accrued interest	870,410	865,168
Unearned interest	(68,689)	(66,402)
Total direct loans	115,609,679	110,759,390
Allowance for loan losses (c)	(5,123,962)	(4,952,392)
Total direct loans, net	110,485,717	105,806,998

b)	At December 31, 2019 and 2018, the composition of the gross credit balance is as follows:

	2019	2018
	S/(000)	S/(000)
Direct loans	114,807,958	109,960,624
Indirect loans, Note 21(a)	21,081,035	20,774,271
Banker’s acceptances outstanding	535,222	967,968
Total	136,424,215	131,702,863

The movement of gross balance of loan portfolio by stages is as follows for the periods of 2019 and 2018:

Stage 1
Loans by class	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	74,210,068	(1,157,585)	(569,032)	1,511,304	13,724	1,608,096	370,433	-	(312,259)	163,499	75,838,248
Residential mortgage loans	16,049,110	(411,622)	(135,231)	315,586	12,980	2,108,051	2,633	-	(64,077)	25,598	17,903,028
Micro-business loans	12,236,140	(504,971)	(440,088)	491,781	12,896	1,973,561	(355,466)	-	(462)	368,932	13,782,323
Consumer loans	10,712,871	(624,147)	(307,297)	527,363	17,725	1,832,590	(17,600)	-	(9,896)	91,249	12,222,858
Total	113,208,189	(2,698,325)	(1,451,648)	2,846,034	57,325	7,522,298	-	-	(386,694)	649,278	119,746,457

Stage 2
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,530,106	(1,511,304)	(381,261)	1,157,585	8,894	(1,960,025)	54,299	-	(20,022)	4,767	4,883,039
Residential mortgage loans	762,549	(315,586)	(142,954)	411,622	4,840	59,553	155	-	(1,813)	336	778,702
Micro-business loans	1,965,061	(491,781)	(208,610)	504,971	6,320	95,835	(53,193)	-	(311)	21,305	1,839,597
Consumer loans	1,920,204	(527,363)	(166,708)	624,147	22,807	330,963	(1,261)	-	369	7,346	2,210,504
Total	12,177,920	(2,846,034)	(899,533)	2,698,325	42,861	(1,473,674)	-	-	(21,777)	33,754	9,711,842

Stage 3
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,398,900	(13,724)	(8,894)	569,032	381,261	(446,188)	(33,193)	(72,219)	(18,719)	15,161	3,771,417
Residential mortgage loans	959,033	(12,980)	(4,840)	135,231	142,954	(179,012)	-	(41,080)	(4,634)	319	994,991
Micro-business loans	1,257,956	(12,896)	(6,320)	440,088	208,610	(591,241)	32,745	(33,262)	(366)	55,544	1,350,858
Consumer loans	700,865	(17,725)	(22,807)	307,297	166,708	(296,338)	448	(5,220)	(481)	15,903	848,650
Total	6,316,754	(57,325)	(42,861)	1,451,648	899,533	(1,512,779)	-	(151,781)	(24,200)	86,927	6,965,916

Consolidated 3 Stages
Loans by class	Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	85,139,074	(175,761)	(622,356)	391,539	(72,219)	(351,000)	183,427	84,492,704
Residential mortgage loans	17,770,692	(40,009)	2,028,601	2,788	(41,080)	(70,524)	26,253	19,676,721
Micro-business loans	15,459,157	(816,890)	2,295,045	(375,914)	(33,262)	(1,139)	445,781	16,972,778
Consumer loans	13,333,940	(790,797)	2,658,012	(18,413)	(5,220)	(10,008)	114,498	15,282,012
Total	131,702,863	(1,823,457)	6,359,302	-	(151,781)	(432,671)	769,959	136,424,215

Stage 1
Loans by class	Balance at January 1rst, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	70,538,767	(2,216,860)	(187,558)	807,179	18,884	4,176,547	379,440	-	693,669	74,210,068
Residential mortgage loans	14,119,221	(416,937)	(159,561)	151,660	11,333	2,216,316	14,782	-	112,296	16,049,110
Micro-business loans	11,561,250	(612,647)	(325,773)	412,930	13,543	1,512,206	(360,158)	-	34,789	12,236,140
Consumer loans	9,333,443	(654,148)	(203,805)	453,760	21,458	1,766,378	(34,064)	-	29,849	10,712,871
Total	105,552,681	(3,900,592)	(876,697)	1,825,529	65,218	9,671,447	-	-	870,603	113,208,189

Stage 2
Loans by class	Balance at January 1rst, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,549,605	(807,179)	(306,268)	2,216,860	16,587	2,764,890	45,734	-	49,877	7,530,106
Residential mortgage loans	569,685	(151,660)	(123,255)	416,937	6,586	942	240	-	43,074	762,549
Micro-business loans	1,986,325	(412,930)	(205,492)	612,647	8,582	20,395	(45,172)	-	706	1,965,061
Consumer loans	1,764,494	(453,760)	(199,903)	654,148	24,345	131,201	(802)	-	481	1,920,204
Total	7,870,109	(1,825,529)	(834,918)	3,900,592	56,100	2,917,428	-	-	94,138	12,177,920

Stage 3
Loans by class	Balance at January 1rst, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,253,560	(18,884)	(16,587)	187,558	306,268	(258,918)	(33,127)	(57,956)	36,986	3,398,900
Residential mortgage loans	862,645	(11,333)	(6,586)	159,561	123,255	(128,110)	353	(49,908)	9,156	959,033
Micro-business loans	1,295,025	(13,543)	(8,582)	325,773	205,492	(509,009)	32,923	(75,916)	5,793	1,257,956
Consumer loans	832,487	(21,458)	(24,345)	203,805	199,903	(477,389)	(149)	(13,843)	1,854	700,865
Total	6,243,717	(65,218)	(56,100)	876,697	834,918	(1,373,426)	-	(197,623)	53,789	6,316,754

Consolidated 3 Stages
Loans by class	Balance at January 1rst, 2018	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	77,341,932	(115,040)	6,797,559	392,047	(57,956)	780,532	85,139,074
Residential mortgage loans	15,551,551	(11,671)	2,100,819	15,375	(49,908)	164,526	17,770,692
Micro-business loans	14,842,600	(666,506)	1,690,098	(372,407)	(75,916)	41,288	15,459,157
Consumer loans	11,930,424	(747,948)	2,168,138	(35,015)	(13,843)	32,184	13,333,940
Total	119,666,507	(1,541,165)	12,756,614	-	(197,623)	1,018,530	131,702,863

c)	At December 31, 2019 and 2018, the allowance for loan loss for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan loss is shown below for direct and indirect loans:

Stage 1
Loans by class	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	311,767	(11,258)	(9,281)	41,033	9,492	36,768	10,982	4,886	-	(8,834)	3,130	388,685
Residential mortgage loans	31,479	(2,069)	(726)	7,857	6,178	6,850	(11,675)	134	-	(490)	547	38,085
Micro-business loans	342,519	(22,272)	(49,368)	57,319	9,631	(71,852)	149,468	(6,511)	-	(5,759)	22,467	425,642
Consumer loans	276,019	(18,691)	(80,991)	90,915	16,831	(97,213)	57,927	1,491	-	(176)	2,243	248,355
Total	961,784	(54,290)	(140,366)	197,124	42,132	(125,447)	206,702	-	-	(15,259)	28,387	1,100,767

Stage 2
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	151,999	(41,033)	(21,988)	11,258	6,102	(4,601)	62,277	994	-	(511)	1,638	166,135
Residential mortgage loans	22,404	(7,857)	(4,562)	2,069	2,434	2,780	8,409	42	-	(100)	65	25,684
Micro-business loans	263,593	(57,319)	(43,113)	22,272	5,576	(121,662)	172,546	(956)	-	63	8,960	249,960
Consumer loans	500,535	(90,915)	(43,031)	18,691	21,996	(153,370)	257,845	(80)	-	(19)	1,779	513,431
Total	938,531	(197,124)	(112,694)	54,290	36,108	(276,853)	501,077	-	-	(567)	12,442	955,210

Stage 3
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,355,363	(9,492)	(6,102)	9,281	21,988	(275,028)	301,493	(33,973)	(55,783)	(6,348)	13,828	1,315,227
Residential mortgage loans	470,286	(6,178)	(2,434)	726	4,562	(101,740)	146,860	-	(24,319)	(15,245)	193	472,711
Micro-business loans	979,292	(9,631)	(5,576)	49,368	43,113	(457,093)	327,884	32,878	(27,267)	(22,688)	50,605	960,885
Consumer loans	609,275	(16,831)	(21,996)	80,991	43,031	(255,086)	284,403	1,095	(3,943)	(30,628)	12,648	702,959
Total	3,414,216	(42,132)	(36,108)	140,366	112,694	(1,088,947)	1,060,640	-	(111,312)	(74,909)	77,274	3,451,782

Consolidated 3 Stages			Credit loss of the period
Loans by class	Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,819,129	(181,520)	(61,341)	374,752	(28,093)	(55,783)	(15,693)	18,596	1,870,047
Residential mortgage loans	524,169	(42,920)	(49,190)	143,594	176	(24,319)	(15,835)	805	536,480
Micro-business loans	1,585,404	(816,886)	166,279	649,898	25,411	(27,267)	(28,384)	82,032	1,636,487
Consumer loans	1,385,829	(781,593)	275,924	600,175	2,506	(3,943)	(30,823)	16,670	1,464,745
Total	5,314,531	(1,822,919)	331,672	1,768,419	-	(111,312)	(90,735)	118,103	5,507,759

Stage 1
Loans by class	Restated balance at January 1, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	280,211	(13,311)	(6,647)	16,464	10,864	22,404	(5,007)	5,238	-	1,551	311,767
Residential mortgage loans	18,614	(1,716)	(817)	2,565	5,556	7,532	(1,114)	449	-	410	31,479
Micro-business loans	350,134	(27,116)	(17,238)	46,522	13,148	(110,425)	86,904	(5,634)	-	6,224	342,519
Consumer loans	356,938	(29,407)	(9,568)	91,969	19,765	(111,150)	(43,030)	(53)	-	555	276,019
Total	1,005,897	(71,550)	(34,270)	157,520	49,333	(191,639)	37,753	-	-	8,740	961,784

Stage 2
Loans by class	Restated balance at January 1, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	99,004	(16,464)	(20,602)	13,311	13,696	29,284	33,375	(254)	-	649	151,999
Residential mortgage loans	13,747	(2,565)	(2,945)	1,716	3,201	1,617	7,296	7	-	330	22,404
Micro-business loans	281,227	(46,522)	(43,715)	27,116	7,817	(134,037)	168,748	378	-	2,581	263,593
Consumer loans	507,726	(91,969)	(53,473)	29,407	22,834	(145,865)	231,922	(131)	-	84	500,535
Total	901,704	(157,520)	(120,735)	71,550	47,548	(249,001)	441,341	-	-	3,644	938,531

Stage 3
Loans by class	Restated balance at January 1, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,259,258	(10,864)	(13,696)	6,647	20,602	(64,741)	294,960	(34,932)	(48,442)	(53,429)	1,355,363
Residential mortgage loans	411,087	(5,556)	(3,201)	817	2,945	(56,676)	142,064	302	(32,089)	10,593	470,286
Micro-business loans	1,001,286	(13,148)	(7,817)	17,238	43,715	(327,426)	296,807	34,709	(67,682)	1,610	979,292
Consumer loans	684,728	(19,765)	(22,834)	9,568	53,473	(385,261)	294,521	(79)	(10,338)	5,262	609,275
Total	3,356,359	(49,333)	(47,548)	34,270	120,735	(834,104)	1,028,352	-	(158,551)	(35,964)	3,414,216

Consolidated 3 Stages					Credit loss of the period
Loans by class	Balance at December 31, 2017	Effect of adopting IFRS 9	Restated balance at January 1, 2018	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,680,126	(41,653)	1,638,473	(115,366)	102,313	323,328	(29,948)	(48,442)	(51,229)	1,819,129
Residential mortgage loans	228,287	215,161	443,448	(11,764)	(35,763)	148,246	758	(32,089)	11,333	524,169
Micro-business loans	1,476,578	156,069	1,632,647	(695,445)	123,557	552,459	29,453	(67,682)	10,415	1,585,404
Consumer loans	1,558,017	(8,625)	1,549,392	(759,621)	117,345	483,413	(263)	(10,338)	5,901	1,385,829
Total	4,943,008	320,952	5,263,960	(1,582,196)	307,452	1,507,446	-	(158,551)	(23,580)	5,314,531

(*)       The movement in the allowance for loan losses of the period 2019 includes the allowance for direct and indirect loans for approximately S/5,124.0 million and S/383.8 million, respectively (approximately S/4,952.4 million and S/362.1 million, respectively, at December 31, 2018). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2019 and 2018 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

As of December 31, 2017, the allowance for loan losses for direct and indirect loans was determined under incurred credit losses model as established in the IAS 39. The movement in the allowance for loan losses is shown below for direct and indirect loans:

Loans by class	Balance as of December 31, 2016	Allowance for loan losses	Loan portfolio written-off	Exchange differences and others	Balance as of December 31, 2017 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,235,970	737,929	(217,160)	(76,613)	1,680,126
Residential mortgage loans	193,385	50,663	(10,662)	(5,099)	228,287
Micro-business loans	1,353,168	576,931	(437,594)	(15,927)	1,476,578
Consumer loans	1,634,169	691,955	(760,785)	(7,322)	1,558,017
Total	4,416,692	2,057,478	(1,426,201)	(104,961)	4,943,008

(*)	The movement in the allowance for loan losses for 2017 included the allowance for direct and indirect loans for approximately S/4,500.5 million and S/442.5 million, respectively. In Management’s opinion, the allowance for loan losses recorded as of December 31, 2017 was established in accordance with IAS 39 and was sufficient to cover incurred losses on the loan portfolio.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio at December 31, 2019 and 2018 by maturity based on the remaining period to the payment due date:

	2019	2018
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	53,306,936	49,219,931
From 1 to 3 years	24,586,441	25,763,021
From 3 to 5 years	9,615,514	10,300,621
More than 5 years	23,994,181	21,557,430
	111,503,072	106,841,003
Internal overdue loans -
Overdue 90 days	692,161	635,893
Over 90 days	2,612,725	2,483,728
	3,304,886	3,119,621

Total	114,807,958	109,960,624

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2019	2018
	S/(000)	S/(000)
Net profit on sale of financial investments	21,879	25,342
Changes in the fair value of financial assets	58,351	(90,467)
Dividends, interests and others	13,434	11,190
Total	93,664	(53,935)

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the consolidated statement of income, see Note 25.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2019 and 2018, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/838.7 million and S/887.3 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	842,043	715,695	454,187
Reported claims of premiums ceded, Note 26	321,375	367,969	483,387
Reserve risk in progress of premiums ceded, Note 25(a)(**)	(14,935)	34,709	21,192
Premiums assumed	668	5,882	2,341
Settled claims of premiums ceded by reinsurance contracts	(226,769)	(238,936)	(231,298)
Collections and others, net	(130,678)	(43,276)	(14,114)
Balances at the end of the period	791,704	842,043	715,695

Accounts receivable as of December 31, 2019 and 2018, include S/201.0 million and S/152.9 million, respectively, which correspond to the assigned portion of technical reserves for premiums ceded to the reinsurers.

Accounts Payable:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	291,693	235,185	233,892
Premiums ceded for automatic contracts (mainly excess of loss), Note 25(a)(**)	254,839	243,427	257,617
Premiums ceded to reinsurers in facultative contracts, Note 25(a)(**)	289,386	288,928	263,378
Coinsurance granted	4,332	11,433	5,925
Payments and other, net	(623,516)	(487,280)	(525,627)
Balances at the end of the period	216,734	291,693	235,185

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2019, 2018, and 2017 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	411,110	1,162,377	611,568	521,521	632,214	155,417	79,373	3,573,580	3,504,226	3,409,369
Additions	2,259	3,758	13,493	29,213	23,094	486	62,473	134,776	181,459	143,851
Acquisition of business, Note 2(a)	505	2,550	-	14,407	12,121	310	-	29,893	-	-
Transfers	-	2,154	39,114	5,549	5,687	141	(52,645)	-	-	-
Disposals and others	(12,321)	(14,587)	(10,447)	(90,942)	(37,913)	(39,729)	(19,833)	(225,772)	(112,105)	(48,994)
Balance as of December 31	401,553	1,156,252	653,728	479,748	635,203	116,625	69,368	3,512,477	3,573,580	3,504,226

Accumulated depreciation -
Balance as of January 1	-	632,261	457,104	353,458	536,322	113,733	-	2,092,878	1,994,734	1,857,666
Depreciation of the year	-	31,065	28,627	33,210	42,378	10,786	-	146,066	170,138	178,895
Acquisition of business, Note 2(a)	-	56	-	9,678	9,424	141	-	19,299	-	-
Disposals and others	-	(5,692)	(7,437)	(88,326)	(36,101)	(36,383)	-	(173,939)	(71,994)	(41,827)
Balance as of December 31	-	657,690	478,294	308,020	552,023	88,277	-	2,084,304	2,092,878	1,994,734

Net carrying amount	401,553	498,562	175,434	171,728	83,180	28,348	69,368	1,428,173	1,480,702	1,509,492

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During the year 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco. During 2018, the Bank has carried out operations related to the purchase of computer equipment, furniture and services, as well as the remodeling of its headquarters in La Molina, as part of its annual infrastructure investin.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2019, 2018 and 2017 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2019, 2018 and 2017 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balances at January 1	403,607	258,928	95,527	21,100	2,173,302	427,028	26,841	3,406,333	3,090,365	2,789,435
Additions	-	-	-	-	101,503	270,454	-	371,957	419,789	271,722
Acquisition of business, Note 2(a)	18,462	1,164	4,298	-	79,165	-	23,039	126,128	-	-
Transfers	-	-	-	-	357,432	(357,432)	-	-	-	-
Disposals and others	(43,173)	(66,845)	(5,682)	-	(6,841)	23,297	(185)	(99,429)	(103,821)	29,208
Balances at December 31	378,896	193,247	94,143	21,100	2,704,561	363,347	49,695	3,804,989	3,406,333	3,090,365

Accumulated amortization -
Balance at January 1	257,580	120,425	7,072	16,703	1,513,340	-	26,841	1,941,961	1,747,475	1,464,894
Amortization of the year	27,229	7,041	4,396	3,516	266,338	-	446	308,966	258,984	241,080
Acquisition of business, Note 2(a)	-	-	-	-	3,104	-	-	3,104	-	-
Disposals and others	(40,858)	(66,823)	973	-	(8,599)	-	-	(115,307)	(64,498)	41,501
Balance at December 31	243,951	60,643	12,441	20,219	1,774,183	-	27,287	2,138,724	1,941,961	1,747,475

Net carrying amount	134,945	132,604	81,702	881	930,378	363,347	22,408	1,666,265	1,464,372	1,342,890

During the year 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses (PYME, from spanish acronym) Loans Online, Information Cube and others (Business Integration, DWH - Modelo Lineal I15, Credit Card, Customer Identity and Access Management, DWH - Operative Model, Yape and others during the year 2018).

Also, during the year 2019, the activation of various intangibles in progress was carried out, mainly the DataLake system for a total cost of US$19.7 million, equivalent to S/64.9 million. This system manages the Bank's customer database and provides various financial reports.

(i)	Client relationships -

This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Prima AFP - AFP Unión Vida	82,322	94,670
Credicorp Capital Holding Chile - Inversiones IMT	19,333	22,776
Mibanco	15,036	27,065
Ultraserfinco	13,400	-
Culqi	2,550	-
Tenpo	2,304	-
Mibanco - Edyficar Perú	-	1,516
Net carrying amount	134,945	146,027

(ii)	Brand name -

This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Mibanco	131,440	138,268
Culqi	1,164	-
Credicorp Capital Holding Chile - Inversiones IMT	-	235
Net carrying amount	132,604	138,503

(iii)	Fund management contract -

This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Credicorp Capital Colombia	42,352	47,886
Credicorp Capital Holding Chile - Inversiones IMT	34,997	40,569
Ultrasefinco S.A.	4,353	-
Net carrying amount	81,702	88,455

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2019	2018
	S/(000)	S/(000)
Mibanco - Edyficar Perú	273,694	273,694
Banco Compartir S.A.	212,085	-
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	72,134	74,391
Banco de Crédito del Perú	52,359	52,359
Ultraserfinco S.A.	45,339	-
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	23,051	-
Multicaja Prepago S.A.	12,943	-
Compañía Incubadora de Soluciones Móviles S.A.	3,518	-
Crediseguro Seguros Personales	96	96
Net carrying amount	886,009	591,330

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance from Credicorp Holding Colombia (due to the acquisition of Credicorp Capital Colombia S.A, Banco Compartir S.A. and Ultraserfinco S.A.) and Krealo SpA (due to the acquisition of Tenpo SpA and Multicaja Prepago S.A.) are affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd and subsidiaries.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2019 and 2018:

	At December 31, 2019
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.35
Prima AFP - AFP Unión Vida	1.00	11.63
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	11.19
Pacífico Seguros (*)	5.00	10.72 and 12.00
Atlantic Security Holding Corporation	2.00	11.41

	At December 31, 2018
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	14.18
Prima AFP - AFP Unión Vida	1.00	10.73
Credicorp Capital Colombia	3.80	14.65
Banco de Crédito del Perú	5.00	11.15
Pacífico Seguros (*)	5.00	12.05 and 14.00
Atlantic Security Holding Corporation	2.00	10.07

(*)	As of December 31, 2019 and 2018, corresponds to the discount rates used to determine the recoverable value for the general and life insurance business lines cash flows.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the specific risks to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market specific risk premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

During the year 2019, the Group did not recorded any impairment loss. During the year 2018, the Group recorded a gross impairment loss amounting to S/38.2 million, as a result of the assessment of the recoverable amount of the CGU “Inversiones IMT”, decreasing in relation to prior years due to the lower revenues generated compared to those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform presented in Chile.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2019 and 2018, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has lease agreements according to the following composition:

	2019
	Property: Agencies and offices	Servers and technology platforms	Spaces for ATM	Transport units	Other leases	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -	819,046	168,371	25,146	3,006	7,394	1,022,963
Balance at December 31	819,046	168,371	25,146	3,006	7,394	1,022,963

Accumulated depreciation -
Balance at January 1, 2019	-	-	-	-	-	-
Depreciation of the period	125,462	39,891	7,900	400	3,654	177,307
Acquisition of business and others	5,299	700	-	571	-	6,570
Balance at December 31	130,761	40,591	7,900	971	3,654	183,877

Net carrying amount	688,285	127,780	17,246	2,035	3,740	839,086

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to a estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,590,472	1,948,849
Derivatives receivable (b)	1,092,107	766,317
Operations in process (c)	110,389	357,611
	2,792,968	3,072,777

Non-financial instruments:
Deferred fees (g)	1,056,656	340,564
Investment in associates (d)	628,822	582,132
Investment properties, net (e)	450,929	440,234
Income tax prepayments, net	191,502	389,029
Adjudicated assets, net	143,349	133,112
Improvements in leased premises	112,385	114,685
VAT (IGV) tax credit	75,605	37,771
Others	6,254	12,732
	2,665,502	2,050,259
Total	5,458,470	5,123,036

	2019	2018
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable	1,981,873	1,540,057
Derivatives payable (b)	1,040,282	715,804
Salaries and other personnel expenses	760,140	717,820
Allowance for indirect loan losses, Note 7(c)	383,797	362,139
Operations in process (c)	80,734	358,498
	4,246,826	3,694,318
Non-financial instruments:
Taxes	644,802	677,229
Provision for sundry risks (f)	359,853	342,350
Others	229,807	227,636
	1,234,462	1,247,215
Total	5,481,288	4,941,533

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2019 and 2018 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2019				2018				2019 and 2018
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards		306,148	246,960	27,422,634	January 2020 / October 2022	124,124	101,548	17,557,683	January 2019 / September 2020	-
Interest rate swaps		268,633	350,938	26,268,071	January 2020 / December 2031	141,731	148,119	21,890,962	January 2019 / December 2031	-
Currency swaps		411,656	366,545	8,177,179	January 2020 / January 2033	354,432	401,856	9,999,343	January 2019 / January 2033	-
Foreign exchange options		6,489	6,089	1,565,083	January 2020 / December 2020	1,281	728	306,321	January 2019 / November 2020	-
Futures		10	139	16,901	March 2020	564	2,658	241,507	March 2019	-
		992,936	970,671	63,449,868		622,132	654,909	49,995,816
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	15(b)(v)	102	1,111	662,800	May 2020 / November 2020	4,364	123	1,180,550	January 2019 / August 2019	Debt to banks
Interest rate swaps (IRS)	15(b)(iii)	-	1,046	629,660	May 2020 / June 2020	3,445	67	843,250	February 2019 / November 2019	Debt to banks
Interest rate swaps (IRS)	15(b)(ii)	55	714	984,258	February 2020 / November 2020	312	-	337,300	May 2019	Debt to banks
Interest rate swaps (IRS)	15(b)(i)	315	839	994,200	May 2020 / August 2020	209	233	505,950	May 2019 / October 2019	Debt to banks
Interest rate swaps (IRS)	15(b)(vi)	114	-	331,400	August 2020	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15(b)(iv)	-	447	331,400	June 2020	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15(b)(vii)	-	-	-	-	-	151	337,300	July 2019	Debt to banks
Interest rate swaps (IRS)	5(c)(v)	-	-	-	-	3,417	-	505,950	March 2019 / December 2019	Repurchase agreements
Interest rate swaps (IRS)	17(a)(iv)	-	2,555	231,980	March 2021	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	5(c)(ii)	30,741	-	231,980	August 2020	35,229	-	236,110	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iii)	-	30,352	149,130	August 2026	-	11,939	151,785	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	-	12,236	82,850	August 2026	-	1,741	84,325	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(b)(i)	20,803	1,167	107,425	May 2021 / September 2024	21,424	1,867	136,119	February 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	6(b)(iii)	-	-	-	-	-	4,249	77,822	March 2019	Investments (*)
Cross currency swaps (CCS)	15(b)(iv)	7,624	-	331,400	January 2020	16,132	-	337,300	January 2020	Debt to banks
Cross currency swaps (CCS)	17(a)(vi)	-	-	-	-	-	35,658	1,011,900	October 2019	Bonds issued
Cross currency swaps (CCS)	17(a)(i)	-	8,197	165,700	January 2025	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	17(a)(v)	-	2,823	152,545	August 2021	-	-	-	-	Bonds issued
Cross currency swaps (CCS) and Interest rate swaps (IRS)	5(c)(i)	39,417	-	265,120	August 2020	47,959	-	269,840	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	6(b)	-	8,124	618,790	June 2021 / May 2023	11,694	4,867	923,912	July 2019 / July 2025	Investments (*)
		99,171	69,611	6,270,638		144,185	60,895	6,939,413
		1,092,107	1,040,282	69,720,506		766,317	715,804	56,935,229

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2019 and 2018.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2019						At December 31, 2018
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	199,070	104,265	2,813	-	-	306,148	71,976	47,081	5,067	-	-	124,124
Interest rate swaps	3,716	8,409	38,569	8,067	209,872	268,633	4,075	7,441	22,888	22,286	85,041	141,731
Currency swaps	7,124	101,368	102,703	67,826	132,635	411,656	6,316	24,183	142,696	130,594	50,643	354,432
Foreign exchange options	1,844	4,645	-	-	-	6,489	763	380	138	-	-	1,281
Futures	10	-	-	-	-	10	564	-	-	-	-	564
Total assets	211,764	218,687	144,085	75,893	342,507	992,936	83,694	79,085	170,789	152,880	135,684	622,132

	At December 31, 2019						At December 31, 2018
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	154,424	89,739	2,797	-	-	246,960	61,801	37,501	2,246	-	-	101,548
Interest rate swaps	7,705	13,837	46,840	18,477	264,079	350,938	11,265	16,586	19,458	19,459	81,351	148,119
Currency swaps	41,729	92,917	79,844	50,663	101,392	366,545	22,163	34,896	187,581	87,496	69,720	401,856
Foreign exchange options	836	5,253	-	-	-	6,089	282	310	136	-	-	728
Futures	139	-	-	-	-	139	2,658	-	-	-	-	2,658
Total liabilities	204,833	201,746	129,481	69,140	365,471	970,671	98,169	89,293	209,421	106,955	151,071	654,909

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2019					At December 31, 2018
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	5,081,355	301,865	84,786	254,968	5,722,974	4,873,965	1,197,478	27,734	281,061	6,380,238
Cash outflows (liabilities)	(4,693,775)	(330,220)	(91,678)	(355,702)	(5,471,375)	(4,913,876)	(1,101,309)	(37,660)	(249,925)	(6,302,770)
Consolidated statement of income	(8,949)	(4,367)	(487)	(18,139)	(31,942)	(4,948)	1,145	(523)	(3,430)	(7,756)

At December 31, 2019, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized profit of approximately S/0.1 million and from the revoked hedges, which have an unrealized profit of approximately S/3.8 million (unrealized loss of approximately S/7.8 million from current hedges and unrealized profit for S/4.6 million from revoked hedges, at December 31, 2018), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 18(c).

c)	Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/571.9 million and S/537.2 million at December 31, 2019 and 2018, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	2019			2018
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	239,225	245,557	484,782	498,625
Additions (i)	23,931	9,390	33,321	49,519
Sales (ii)	(9,362)	(17,413)	(26,775)	(16,165)
Disposals and others	(753)	791	38	(47,197)
Balance at December 31	253,041	238,325	491,366	484,782

Accumulated depreciation
Balance at January 1	-	43,488	43,488	39,770
Depreciation for the year	-	6,727	6,727	7,405
Sales (ii)	-	(11,435)	(11,435)	(3,154)
Disposals and others	-	247	247	(533)
Balance at December 31	-	39,027	39,027	43,488

Impairment losses (iii)	689	721	1,410	1,060

Net carrying amount	252,352	198,577	450,929	440,234

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	In 2019, the most important additions corresponded to the acquisition of 13th floor of Panorama Building located in the district of Santiago de Surco for approximately S/10.1 million (S/1.3 million for land and S/8.8 million for building) and land located in the district of San Martín de Porres for approximately S/8.7 million.

In 2018, the most important additions corresponded to the acquisition of two properties, one in the district of Lurín for approximately S/21.9 million and another in Chinchón Gallery for S/3.9 million. Also, the 15th floor of Panorama Building was acquired for S/10.0 million and two plots of land in the department of Trujillo for a total of S/9.5 million.

(ii)	The amount for the sales of 2019, is mainly made up of the sale of a property located in Camino Real 348, San Isidro, whose sale value was S/27.5 million (cost of disposal of the property amounted to S/6.3 million); and a property located in Manuel Maria Izaga Street, located in the province of Chiclayo, whose value was S/3.4 million (net cost of the property amounted to S/4.2 millions).

The balance of sales for the year 2018, mainly comprises of the disposal of a property located at Av. Santa Cruz, whose sale value was S/12.6 million (cost of the disposal of the property amounted to S/5.0 million). Likewise, land located at Av. Reducto and Av. Salaverry were sold for approximately S/10.1 million and S/2.9 million, whose disposal costs were S/6.5 million and S/2.0 million, respectively.

(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/0.3 million was recorded during 2019 (S/1.1 million during the period of 2018).

As of December 31, 2019, and 2018, the market value of the property amounts to approximately S/937.8 million and S/805.2 million, respectively; which was determined through a valuation made by an independent appraiser.

f)	The movement of the provision for sundry risks for the years ended December 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Balance at the beginning of the year	342,350	275,841	296,339
Provision, Note 29	27,272	42,236	29,023
Increase (decrease), net	(9,769)	24,273	(49,521)
Balances at the end of the year	359,853	342,350	275,841

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management's and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

g)	The balance corresponds mainly to the payment in favor of Latam Airlines Group S.A. Sucursal Perú for US$202.0 million (equivalent in soles to S/669.4 million) on account of Latam Pass Miles that the Bank must acquire from January 2020.

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Demand deposits	34,213,188	32,515,163
Time deposits (c)	32,853,576	30,426,744
Saving deposits	35,179,770	32,593,979
Severance indemnity deposits	7,897,199	7,571,375
Bank’s negotiable certificates	1,180,461	876,863
Total	111,324,194	103,984,124
Interest payable	681,191	567,186
Total	112,005,385	104,551,310

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2019	2018
	S/(000)	S/(000)
Non-interest-bearing -
In Peru	31,155,442	29,552,904
In other countries	2,674,724	2,696,702
	33,830,166	32,249,606

Interest-bearing -
In Peru	68,899,966	63,938,399
In other countries	8,594,062	7,796,119
	77,494,028	71,734,518

Total	111,324,194	103,984,124

c)	The balance of time deposits classified by maturity is as follows:

	2019	2018
	S/(000)	S/(000)
Up to 3 months	14,674,773	14,771,836
From 3 months to 1 year	8,975,269	8,177,435
From 1 to 3 years	6,096,891	4,506,612
From 3 to 5 years	819,446	846,696
More than 5 years	2,287,197	2,124,165
Total	32,853,576	30,426,744

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2019 and 2018.

At December 31, 2019 and 2018, of the total balance of deposits and obligations, approximately S/35,511.9 million and S/33,571.8 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/100,661 and S/100,864, respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
International funds and others (b)	5,654,014	5,460,725
Promotional credit lines (c)	2,938,981	2,389,086
Inter-bank funds	205,000	547,300
	8,797,995	8,397,111
Interest payable	43,737	51,029
Total	8,841,732	8,448,140

b)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Bank of America, N.A. (i)	994,200	505,950
Sumitomo Mitsui Banking Corporation (ii)	984,258	337,300
Wells Fargo Bank, N.A. (iii)	730,074	843,250
Corporación Andina de Fomento - CAF (iv)	662,800	674,600
Citibank N.A. (v)	662,800	1,180,550
Corporación Financiera de Desarrollo (COFIDE)	406,710	340,572
Bank of New York Mellon (vi)	331,400	-
Caja Municipal de Ahorro y Crédito de Arequipa S.A.	140,000	-
Scotiabank Perú S.A.A.	100,000	100,000
International Finance Corporation (IFC)	91,558	183,391
Standard Chartered Bank (vii)	86,827	404,760
Banco BBVA Perú	85,000	82,850
Banco Internacional del Perú S.A.A. (Interbank)	50,000	-
Banco Consorcio	34,627	79,526
Deutsche Bank	-	337,300
Wachovia Bank N.A.	-	84,325
Banco de la Nación	-	75,000
Others less than S/51.0 million	293,760	231,351
Total	5,654,014	5,460,725

At December 31, 2019, the loans have maturities between January 2020 and March 2032 (between January 2019 and March 2032, at December 31, 2018) and accrue interest at rates that fluctuate between 3.17 percent and 8.67 percent (between 1.00 percent and 8.67 percent, at December 31, 2018).

(i)	At December 31, 2019, the balance corresponds to four variable rate loans obtained between May and November 2019 for a total of US$ 300.0 million, equivalent to S/994.2 million (three loans obtained between May and October 2018 fo1r a total of US$150.0 million, equivalent to S/506.0 million, at December 31, 2018) which amounts are hedged by four IRS (three IRS at December 31, 2018) for a notional amount equal to the principal and maturity, see Note 13(b). By means of IRS these loans were economically converted to a fix rate.

The loans that were in effect at December 31, 2018 for US$150.0 millions matured during the year of 2019.

(ii)	At December 31, 2019, the balance corresponds to three variable rate loans obtained between May and November 2019 for a total of US$297.0 million, equivalent to S/984.3 million (a loan obtained in May 2018 for US$100.0 million, equivalent to S/337.3 million at December 31, 2018); the amounts of which are hedged by four IRS (an IRS at December 31, 2018) for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of the IRS, said loans were economically converted to a fixed rate.

The loan that was in effect at December 31, 2018 of US$100.0 million matured during the year of 2019.

(iii)	At December 31, 2019, balance comprises four variable rate loans obtained between May and July of 2019 for a total of US$190.0 million, equivalent to S/629.7 million (three loans obtained between October 2017 and October 2018 for a total amount of US$250.0 million, equivalent to S/843.3 million, at December 31, 2018), whose amounts are hedged by four IRS (three IRS at December 31, 2018) for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of these IRS, said loans were economically converted to a fixed rate.

The loans that were in effect at December 31, 2018 for US$250.0 million matured during the year of 2019.

(iv)	At December 31, 2019, the balance comprises a variable rate loan in U.S. Dollars obtained in June 2019 for US$100.0 million, equivalent to S/331.4 million, the amount of which was hedged by a IRS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of this IRS this loan was economically converted to a fixed rate.

Likewise, at December 31, 2019, its included a variable rate loan in U.S. Dollars obtained in December 2017 for a total of US$100.0 million, equivalent to S/331.4 million (US$ 100.0 million, equivalent to S/ 337.3 million, at December 31, 2018) the amount of which was hedged by two CCS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of these CCS, said loan was economically converted to a fixed rate.

(v)	At December 31, 2019, the balance corresponds to a three variable rate loan obtained between May and November 2019 for US$ 200.0 million, equivalent to S/ 662.8 million (four loans obtained between July 2017 and October 2018 for a total amount of US$ 350.0 million, equivalent to S/ 1,180.6 million at December 31, 2018); the amounts of which were hedged by three IRS (four IRS at December 31, 2018) for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of this IRS, said loans were economically converted to a fixed rate.

The loans that were in effect at December 31, 2018 of US$350.0 million matured during the year of 2019.

(vi)	At December 31, 2019, the balance corresponded to a variable rate loan in U.S. Dollars obtained in August 2019 for US$100.0 million, equivalent to S/331.4 million, the amount of which was hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of the IRS, said loan was economically converted to a fixed rate.

(vii)	At December 31, 2018, the balance included a variable rate loan obtained in October 2018 for US$ 100.0 million, equivalent to S/337.3 million, the amount of which was hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of these IRS, said loan was economically converted to a fixed rate.

The said loan matured in May 2019.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2020 and July 2029 and bear annual interest rates varying 4.20 percent and 7.60 percent at December 31, 2019 (between January 2019 and July 2024 and with annual interest rates ranging between 4.20 percent and 7.75 percent at December 31, 2018). These credit lines are secured by a loan portfolio totaling S/2,939.0 million and S/2,389.1 million, at December 31, 2019 and December 31, 2018, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2019 and 2018 based on the period remaining to maturity:

	2019	2018
	S/(000)	S/(000)
Up to 3 months	2,062,121	1,917,829
From 3 months to 1 year	3,693,328	3,347,134
From 1 to 3 years	559,511	1,030,310
From 3 to 5 years	614,265	406,895
More than 5 years	1,868,770	1,694,943
Total	8,797,995	8,397,111

e)	At December 31, 2019 and 2018, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/8,593.0 million and S/7,849.8 million, respectively.

f)	Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2019
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	908,362	7,548,684	8,457,046
General insurance	590,588	651,129	1,241,717
Health insurance	77,278	174,192	251,470
Total	1,576,228	8,374,005	9,950,233

	2018
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	732,868	6,329,512	7,062,380
General insurance	562,430	593,938	1,156,368
Health insurance	71,372	162,551	233,923
Total	1,366,670	7,086,001	8,452,671

(*)  At December 31, 2019, the life insurance technical reserves include the mathematical reserves of income amounting to S/5,961.0 million (S/ 4,073.3 million at December 31, 2018).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims to be paid by reinsurers and co-insurers represents ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See Note 9(b).

At December 31, 2019, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/393.4 million, S/24.3 million and S/63.5 million, respectively (S/314.5 million, S/16.7 million and S/50.2 million, respectively, at December 31, 2018).

At December 31, 2019 and in previous years, the differences between the estimates for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2019 and 2018.

Technical reserves include reserves for obligations for future benefits under insurance of life and personal accidents in force; and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods of related coverage.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2019 and 2018:

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	732,868	562,430	71,372	1,366,670
Gross claims, Note 26	1,001,671	547,201	326,980	1,875,852
Payments	(822,644)	(510,678)	(321,085)	(1,654,407)
Exchange difference	(3,533)	(8,365)	11	(11,887)
Ending balance	908,362	590,588	77,278	1,576,228

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	626,871	484,608	69,373	1,180,852
Gross claims, Note 26	737,982	562,440	307,182	1,607,604
Payments	(635,345)	(505,069)	(305,257)	(1,445,671)
Exchange difference	3,360	20,451	74	23,885
Ending balance	732,868	562,430	71,372	1,366,670

c)	Technical reserves occurred during the years 2019 and 2018:

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	6,329,512	593,938	162,551	7,086,001
Time course expenses and others	67,989	(3,891)	-	64,098
Unearned premium and other technical reserves variation, net	(61,834)	62,862	11,685	12,713
Insurance subscriptions	604,262	8,692	-	612,954
Adjustment by application of market rates	666,556	-	-	666,556
Exchange difference and others	(57,801)	(10,472)	(44)	(68,317)
Ending balance	7,548,684	651,129	174,192	8,374,005

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	5,599,777	513,826	149,305	6,262,908
Time course expenses and others	(117,965)	-	-	(117,965)
Unearned premium and other technical reserves variation, net	1,901	64,302	13,146	79,349
Insurance subscriptions	724,458	-	-	724,458
Exchange difference and others	121,341	15,810	100	137,251
Ending balance	6,329,512	593,938	162,551	7,086,001

At December 31, 2019 and 2018 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used to estimate of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves, as of those dates, are as follows:

	At December 31, 2019		At December 31, 2018
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25%	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25%
Pension insurance – Temporary Regime / SCTR (*)	B-85 and MI-85	3.00% soles VAC	B-85 and MI-85	3.00% soles VAC
Pension insurance – Definitive Regime	B-85 and MI-85	2.41% soles VAC / 4.26% nominal dollars	B-85 and MI-85	2.96% soles VAC / 4.40% nominal dollars
Pension insurance – Definitive Regime / SCTR	B-85 adjusted and MI-85	Between 2.41%, 3.00%, soles VAC / 4.26% nominal dollars / 5.67% soles adjusted / 4.26% dollars adjusted	B-85 adjusted and MI-85	Between 3.00%, 2.96% soles VAC / 4.40% nominal dollars / 5.82% soles adjusted / 4.40% dollars adjusted
Pension insurance – Temporary Regime /SCTR (Longevity)	SPP-S-2017- and SPP-I-2017	3.816% soles VAC/Between 0.94% -2.83% soles VAC/ 3.771% soles VAC	SPP-S-2017- and SPP-I-2017	Between 3.7910%, 3.915% soles VAC
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)	Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2019 and 2018, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2019			At December 31, 2018
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%
Portfolio in S/ - Base amount	3,896,211	-	-	3,163,166	-	-
Changes in interest rates: + 100 bps	3,575,717	(320,494)	(8.23)	2,869,164	(294,001)	(9.29)
Changes in interest rates: - 100 bps	4,285,955	389,743	10.00	3,520,992	357,827	11.31
Changes in Mortality tables to 105%	3,872,104	(24,107)	(0.62)	3,141,047	(22,118)	(0.70)
Changes in Mortality tables to 95%	3,922,178	25,967	0.67	3,186,369	23,203	0.73

Portfolio in US$ - Base amount	614,766	-	-	518,160	-	-
Changes in interest rates: + 100 bps	568,767	(45,999)	(7.48)	473,054	(45,106)	(8.70)
Changes in interest rates: - 100 bps	669,412	54,646	8.89	571,943	53,783	10.38
Changes in Mortality tables to 105%	609,349	(5,417)	(0.88)	512,875	(5,285)	(1.02)
Changes in Mortality tables to 95%	620,430	5,664	0.92	523,707	5,547	1.07

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			At December 31, 2019			At December 31, 2018
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		S/(000)	S/(000)
Senior notes - BCP (i)	Between 2.70 to 5.38	Semi-annual	September 2020 / January 2025	US$1,074,628	3,464,199	September 2020	US$800,000	2,671,647
Senior notes - BCP (ii)	4.25	Semi-annual	April 2023	US$716,301	2,318,975	April 2023	US$716,301	2,348,651
Senior notes - BCP (iii)	Between 4.65 to 4.85	Semi-annual	October 2020 / September 2024	S/2,900,000	2,872,355	October 2020	S/2,000,000	1,977,410
Senior notes - BCP (iv)	Libor 3M + 100 pb	Quarterly	March 2021	US$70,000	231,738	-	-	-
Senior notes - BCP (v)	0.42	Semi-annual	August 2021	¥5,000,000	151,888	-	-	-
Senior notes - BCP (vi)	2.25	Semi-annual	-	-	-	October 2019	US$300,000	996,355

MMT 100 - Secured notes- CCR Inc. (vii)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	385,253	July 2022	US$315,000	543,896

Corporate bonds -
Fourth program
Tenth issuance (Series A, B and C) - BCP	Between 5.31 to 7.25	Semi-annual	December 2021 / November 2022	S/550,000	527,868	December 2021/ November 2022	S/550,000	529,515
First issuance (Series B) - Mibanco	7.16	Semi-annual	-	-	-	June 2019	S/100,000	100,000

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	-	-	-	April 2019	S/172,870	162,561
First issuance (Series B) - BCP	5.59	Semi-annual	-	-	-	September 2019	S/150,000	128,342
First issuance (Series C) - BCP	5.625	Semi-annual	-	-	-	November 2019	S/138,410	124,019
First issuance (Series D) - BCP	5.91	Semi-annual	January 2020	S/182,410	182,061	January 2020	S/182,410	167,649
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/70,770	63,430	July 2021	S/70,770	65,300
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/42,200	29,183	October 2021	S/42,200	29,729
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/109,310	108,821	-	-	-
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/42,660	42,337	-	-	-

					953,700			1,307,115

			At December 31, 2019			At December 31, 2018
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		S/(000)	S/(000)
Subordinated bonds - BCP (viii)	6.13	Semi-annual	April 2027	US$720,000	2,383,860	April 2027	US$720,000	2,436,615

Subordinated bonds - BCP (ix)	6.88	Semi-annual	September 2026	US$476,120	1,549,702	September 2026	US$476,120	1,559,869

Junior subordinated bonds - BCP (x)	9.75	Semi-annual	-	-	-	November 2069	US$250,000	840,543

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	May 2027	S/15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	198,840	November 2026	US$60,000	201,933

Second program
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	99,934	May 2026	S/100,000	100,000
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program (xiv)
Fourth issuance (Series A) - Mibanco	6.19	Semi-annual	-	-	-	December 2022	S/40,000	39,862
Fifth issuance (Series A and B) - Mibanco	7.75	Semi-annual	-	-	-	July 2024	S/88,009	88,009

Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	33,816	August 2028	Bs70,000	34,418
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	66,782	August 2022	Bs137,200	68,168
					444,372			577,390

Negotiable certificate of deposit - Mibanco	Between 3.80 to 5.80	Annual	January 2020 / January 2024	S/2,998	997	January 2019 / January 2024	S/2,998	1,190

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Semi-annual	November 2021	US$2,960	9,809	November 2021	US$2,960	9,984

					14,766,848			15,270,665
Interest payable					179,515			186,875
Total					14,946,363			15,457,540

During the first quarter of 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in U.S. Dollars at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of December 31, 2019, the liability amounts to US$8.7 million, equivalent to S/28.8 million, (US$16.5 million, equivalent to S/55.7 million, as of December 31, 2018). The amount recorded in the consolidated statement of income during the year 2019 amounts to US$7.8 million, equivalent to S/26.0 million (US$5.5 million, equivalent to S/16.1 million, during the year 2018).

(i)	In september 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$ 800.0 million issued in september of 2010, managing to repurchase US$ 220.3 million and exchanging US$ 205.0 million with new senior notes, at market rates , whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to US$374.6 million, which can be redeemed by the Bank in whole or in part, in any date, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 40 basis points.

In the same way, in september 2019, the Bank issued senior notes of approximately US$700 million (that amount includes the US$205.0 million of the exchange mentioned in the paragraph before). The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than : (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

At December 31, 2019, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in U.S Dollars subject to exchange rate risk for a notional amount of US$50.0 million, equivalent to S/165.7 million, see note 13(b). By means of the CCS, the cover part of senior notes was economically converted to soles.

(ii)	The Bank can redeem the total or part of the notes in any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(iii)	In september 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the S/2,000 million issued in October of 2017, managing to repurchase S/291.2 million and exchanging S/1,308.8 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to S/400.0 million, which can be redeemed by the Bank in whole or in part, as of October 15, 2020 without penalties.

At the same date, the Bank issued senior notes for approximately S/2,500.0 million (this amount includes the S/1,308.8 million of the exchange mentioned in the paragraph before). The Bank can redeem the whole or part of the senior notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Perú or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

(iv)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million at variable rate.

At December 31, 2019, the cash flows of these Senior Notes maintaned covered by an IRS designated as cash flows hedge, for a notional amount of US$70.0 million, equivalent to S/232.0 million, see note 13(b). By means of the IRS, the note was economically converted to a fixed interest rate.

(v)	In july of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million at fixed interest rate.

At December 31, 2019, the cash flows of the notes issued in yen subject to exchange rate risk have been hedged through a CCS designated as a cash flow hedge, for a notional amount of JPY5,000.0 million, equivalent to S/ 152.5 million, see note 13(b). By means of the CCS, the note was economically converted to soles.

(vi)	The Bank can redeem the whole or part of the notes at any time, having a penalty of an interest rate equal to the Treasury of the United States of America plus 20 basis points. The payment of the principal amount has made in October of 2019.

At December 31, 2018, the cash flows of the note issued in U.S. Dollars subject to exchange rate risk were covered by three CCS designated as a cash flow hedges, for a notional amount of US$ 300.0 million equivalent to S/1,011.9 million, see note 13(b). By means of the CCS, the note was economically converted to soles. This CCS matured in October of 2019.

(vii)	This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreing branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to beneficiary that is not a financial institution.

(viii)	The Bank as of the year of 2022 will pay a three-month Libor plus 70.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem the whole or part of the bonds having a penalty of an interest rate equal to the Treasury of United States of América’s rate plus 50 basis points. Also, as of April 25, 2022 or at any date after interest payment, the Bank can redeem all or part of the bonds without penalty. Payment of the principal will take place on the due date of the bonds or when the Bank redeems them.

(ix)	The Bank as of September 16, 2021, will pay a three-month Libor plus 770.8 basis points. Between the dates of September 16, 2016 and September 15, 2021, the Bank can redeem the whole or part of the bonds, having a penalty of an interest rate equal to the Treasury of United States of America´s rate plus 50 basis point. Also, as of September 16, 2021 or at any time after at the payment of interests, the Bank can redeem the whole or part of the bonds without penalties. The payment of the principal amount will take place on due date or in the redemptions of them.

(x)	The Bank as of November of 2019, and at any date past of the payment of interests, can redeem the whole of the bonds without penalties; in that sense, using its conferred powers, the Bank redeemed all the bonds on November 6, 2019.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2019	2018
	S/(000)	S/(000)
Up to 3 months	182,365	63,518
From 3 months to 1 year	1,739,358	1,625,563
From 1 to 3 years	1,438,732	5,375,585
From 3 to 5 years	4,863,708	2,905,763
More than 5 years	6,542,685	5,300,236
Total	14,766,848	15,270,665

18	EQUITY

a)	Capital stock -

At December 31, 2019, 2018 and 2017 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the treasury stock owned by the Group entities at December 31, 2019, 2018 and 2017:

	Number of shares
At December 31, 2019	Treasury	Shared-based payment	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	134,169	134,169
Pacífico Seguros	-	29,539	29,539
Credicorp Perú	-	21,695	21,695
Credicorp Capital Servicios Financieros	-	13,830	13,830
Other minors	-	52,085	52,085
	14,620,846	251,318	14,872,164

	Number of shares
At December 31, 2018	Treasury	Shared-based payment	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	162,286	162,286
Pacífico Seguros	-	33,794	33,794
Credicorp Perú	-	13,113	13,113
Credicorp Capital Servicios Financieros	-	8,546	8,546
Other minors	-	44,689	44,689
	14,620,846	262,428	14,883,274

	Number of shares
At December 31, 2017	Treasury	Shared-based payment	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	194,177	194,177
Pacífico Seguros	-	36,581	36,581
Credicorp Capital Ltd.	-	20,752	20,752
Other minors	-	29,652	29,652
	14,620,846	281,162	14,902,008

During 2019, 2018 and 2017, the Group purchased 129,807, 133,750 and 132,110 shares of Credicorp Ltd., respectively, for a total of US$31 million (equivalent to S/103.2 million), US$29.3 million (equivalent to S/95.4 million) and US$21.9 million (equivalent to a S/71.0 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2019, 2018 and 2017, the balance of this reserves amounts approximately to S/6,236.5 million, S/5,179.0 million and S/4,480.3 million, respectively.

At the Board meetings held on February 27, 2019, February 28, 2018 and February 22, 2017, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,858.8 million, S/2,933.6 million and S/2,355.0 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income (available-for-sale investments under IAS 39, at December 31, 2017) and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for available-for -sale investments	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at January 1, 2017	-	-	1,146,788	24,650	-	38,293	1,209,731
Increase in net unrealized gains on investments	-	-	873,868	-	-	-	873,868
Transfer of net realized gains on investments to profit or loss	-	-	(517,006)	-	-	-	(517,006)
Transfer of the recovery of the impairment loss on investments to profit or loss, Note 24	-	-	766	-	-	-	766
Change in net unrealized losses on cash flow hedges derivatives	-	-	-	(59,709)	-	-	(59,709)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	-	-	-	2,278	-	-	2,278
Foreign exchange translation	-	-	-	-	-	(54,334)	(54,334)
Balance at December 31, 2017	-	-	1,504,416	(32,781)	-	(16,041)	1,455,594
Change in accounting policy, Note 3(a)(vii)	431,711	853,747	(1,504,416)	-	-	-	(218,958)
Balance at December 31, 2017 - Restated	431,711	853,747	-	(32,781)	-	(16,041)	1,236,636
Increase (decrease) in net unrealized gains on investments	20,840	(583,385)	-	-	-	-	(562,545)
Transfer of net realized gains on investments to profit or loss	-	(38,983)	-	-	-	-	(38,983)
Transfer of the impairment credit loss on investments to profit or loss, Note 24	-	(1,909)	-	-	-	-	(1,909)
Change in net unrealized gain on cash flow hedges derivatives	-	-	-	73,263	-	-	73,263
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	-	-	-	(43,643)	-	-	(43,643)
Foreign exchange translation	-	-	-	-	-	45,634	45,634
Balance at December 31, 2018	452,551	229,470	-	(3,161)	-	29,593	708,453
Increase in net unrealized gains on investments	97,514	606,276	-	-	-	-	703,790
Transfer of net realized loss on investments to profit or loss	-	420,987	-	-	-	-	420,987
Transfer of recovery of credit loss of investments to profit or loss, Note 24	-	(745)	-	-	-	-	(745)
Change in net unrealized loss on cash flow hedges derivatives	-	-	-	(62,002)	-	-	(62,002)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	-	-	-	35,059	-	-	35,059
Other reserves	-	-	-	-	(658,491)	-	(658,491)
Foreign exchange translation	-	-	-	-	-	(58,862)	(58,862)
Balance at December 31, 2019	550,065	1,255,988	-	(30,104)	(658,491)	(29,269)	1,088,189

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Net unrealized (gain) loss	606,276	(583,385)	-
Transfer of net realized loss (gain) to profit or loss	420,987	(38,983)	-
Transfer of recovery of credit loss to profit or loss	(745)	(1,909)	-
Sub total	1,026,518	(624,277)	-
Non-controlling interest	16,082	(6,397)	-
Income tax	22,259	(11,831)	-
	1,064,859	(642,505)	-

Available-for-sale investments:
Net unrealized gain	-	-	873,868
Transfer of net realized gain to profit or loss	-	-	(517,006)
Transfer of impairment loss to profit or loss	-	-	766
Sub total	-	-	357,628
Non-controlling interest	-	-	4,120
Income tax	-	-	13,962
	-	-	375,710

Cash flow hedge:
Net (losses) gains on cash flow hedges	(62,002)	73,263	(59,709)
Transfer of net realized losses (gains) on cash flow hedges derivatives to profit or loss	35,059	(43,643)	2,278
Sub total	(26,943)	29,620	(57,431)
Non-controlling interest	(618)	679	(1,219)
Income tax	(10,290)	10,942	(18,719)
	(37,851)	41,241	(77,369)

Other reserves:
Insurances reserves	(658,491)	-	-
Non-controlling interest	(8,065)	-	-
	(666,556)	-	-

Foreign exchange traslation:
Exchange gains or losses	(58,862)	45,634	(54,334)
Non-controlling interest	539	21	107
	(58,323)	45,655	(54,227)

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized gains	97,514	20,840	-
Non-controlling interest	(3)	(37)	-
Income tax	(5,999)	168	-
	91,512	20,971	-

Attributable to:
Credicorp's equity holders	379,736	(528,183)	245,863
Non-controlling interest	7,935	(5,734)	3,008
	387,671	(533,917)	248,871

e)	Dividend distribution -

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2019	2018	2017
Date of Meeting - Board of Directors	27.02.2019	28.02.2018	22.02.2017
Dividends distribution, net of treasury shares effect	1,595,229	1,130,427	979,989
Payment of dividends per share (in soles)	20.0000	14.1726	12.2865
Date of dividends payout	10.05.2019	11.05.2018	12.05.2017
Exchange rate published by the SBS	3.314	3.291	3.287
Dividends payout (equivalent in thousands of US$)	481,361	343,490	298,141

In the Board of Directors held in September 25, 2019, the agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.1 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

Furthermore, at the meeting of the Board of Directors held on October 25, 2017, they agreed to make an additional dividend payment, net of the effect of treasury stock, for approximately US$386.5 million (equivalent to S/1,252.3 million) from the reserves. Said dividends were paid in November 2017.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2019, 2018 and 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

At December 31, 2019 and 2018, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/25,732.0 million and S/25,063.9 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/4,151.6 million and S/4,658.1 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2019 and 2018 was 29.5 percent of the taxable income after calculating the worker's participation, which is determined using a rate of 5.0 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2019 and 2018. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent.

In the case of Chile, there are two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all of their subsidiaries are under partially integrated regime, whose tax rate for domiciled legal entities under this regime is 27.0 percent for the year 2019 and 2018.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0 percent plus a surcharge of 4.0 percent for all entities in this country (whose taxe base is taxable income less US$800.0 million of colombian pesos). In the year 2019, under the law called “Financing Law” N° 1943 dated December 28, 2018, the income tax rate of 33.0 percent was established for all entities without surcharge. As of the year 2020, under the law N° 2010 issued in December 27, 2019, the tax rates are as follows:

Taxable year	Rate	Additional rate (surcharge) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	-

(*)	The additional rate (surcharge) will be applicable only to financial entities that have a taxable rate equal or greater than 120,000 Unit of tax value (“UVT” from its Spanish acronym) which as of December 31,2019 amounts to a total of S/4.2 million; in that sense, Credicorp Capital Fiduciaria and Banco Compartir must pay the income tax taking into account the aforemetioned.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2019, 2018 and 2017, no taxable income was generated from the operations in the United States of America.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2019	2018	2017
	%	%	%
Peruvian statutory income tax rate	29.50	29.50	29.50
Increase (decrease) in the statutory tax rate due to:
(i) Increase arising from income of subsidiaries not domiciled in Peru	1.55	0.09	0.47
(ii) Non-taxable income, net	(3.91)	(2.39)	(4.98)
Effective income tax rate	27.14	27.20	24.99

b)	Income tax expense for the years ended December 31, 2019, 2018 and 2017 comprises:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,469,497	1,315,896	1,262,302
In other countries	206,120	113,912	134,540
	1,675,617	1,429,808	1,396,842

Deferred -
In Peru	(30,967)	87,952	(18,264)
In other countries	(21,573)	3,149	14,708
	(52,540)	91,101	(3,556)
Total	1,623,077	1,520,909	1,393,286

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2019	2018
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	699,970	674,689
Provision for profit sharing	57,351	8,852
Provision for sundry expenses and risks	36,256	27,404
Provision for pending vacations	24,378	16,817
Depreciation of improvements for leased premises	19,005	20,479
Unrealized loss in valuation on cash flow hedge derivatives	14,992	9,286
Carry forward tax losses	4,773	6,790
Unrealized losses due to valuation of investments at fair value through other comprehensive income	632	4,105
Others	51,541	35,122

Deferred liability
Intangibles, net	(223,101)	(159,620)
Buildings depreciation	(66,818)	(68,398)
Adjustment for difference in exchange of SUNAT and SBS	(30,846)	(47,289)
Deferred acquisitions costs - DAC	(17,578)	(14,913)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(12,387)	(3,190)
Unrealized gain in valuation on fair value hedge derivatives	(9,451)	(5,201)
Fluctuation of the fair value of the covered bonds	(7,971)	(16,558)
Unrealized gain in valuation on cash flow hedge derivatives	(2,021)	(6,608)
Buildings revaluation	(4,795)	(5,356)
Others	(12,977)	(12,694)
Total	520,953	463,717

	2019	2018
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Carry forward tax losses	14,309	20,369
Deferred income due to commission	8,138	7,503
Allowance for loan losses for insurance	6,945	8,298
Unrealized losses due to valuation of investments at fair value through other comprehensive income	6,229	11,893
Provision for sundry expenses and risks	5,313	3,761
Others	27,913	5,126

Deferred liability
Intangibles, net	(50,048)	(36,907)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(34,054)	(20,790)
Deferred acquisitions costs - DAC	(27,925)	(28,581)
Technical reserves for premiums	(23,180)	(12,084)
Others	(11,202)	(5,107)
Catastrophic insurance reserve	(9,776)	(9,950)
Leasing operations related to loans	(3,810)	(4,788)
Buildings revaluation	(3,463)	(1,694)
Buildings depreciation	(78)	(3,076)
Fluctuation due to valuation of investments at fair value through profit or loss	-	(3,061)
Total	(134,204)	(108,603)

As of December 31, 2019 and 2018, the Group has recorded a deferred liability of deferred income tax of S/26.6 million and S/5.3 million, respectively, corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

At December 31, 2017, the Group has recorded a deferred liability of deferred income tax of S/ 32.1 million,corresponding to unrealized gains and losses generated by investments available for sale and cash flow hedges derivatives.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2019
Mibanco, Banco de la Microempresa S.A.	2015 to 2019
Prima AFP S.A	2016 to 2019
Pacífico Compañía de Seguros y Reaseguros	2015 to 2019
Pacífico Peruano Suiza	2015 to 2017

On September 10, 2019 and December 20, 2019, the Peruvian Tax Authority started the examination of income tax returns of Banco de Crédito del Peru for the year 2014 and 2015, respectively, of Banco de Crédito del Perú, a tax control process that is still in process. Likewise, on December 10, 2019 the Tax Administration notified a Resolution finalizing the process of inspection of the Income Tax declaration of 2013 fiscal year in which a lower tax payment was determined.

It is important to mentioned that the Peruvian Tax Authority is auditing the Income Tax declaration of 2014 of Mibanco.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax calculated by the subsidiaries located in said countries in the previous 8 years, 3 years and 3 years, respectively, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2011, 2012,	2014 to 2019
Credicorp Capital Colombia		2016 to 2019
Credicorp Capital Holding Chile		2018 to 2019

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2019 and 2018.

20	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

At December 31, 2019, 2018 and 2017, the Group has granted 116,594, 119,840 and 140,812 Credicorp shares, of which 251,318, 262,428 and 281,162 shares were pending delivery as of December 31, 2019, 2018 and 2017, respectively. During those years, the recorded expense amounted to approximately S/ 120.1 million, S/ 106.9 million and S/ 104.2 million, respectively, see Note 27.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Contingent credits - indirect loans (b)
Guarantees and standby letters	18,894,456	18,874,073
Import and export letters of credit	2,186,579	1,900,198
Sub-total, Note 7(b)	21,081,035	20,774,271

Responsibilities under credit line agreements (c)	75,615,563	74,234,033
Total	96,696,598	95,008,304

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 13(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,664,519	10,041,097	9,546,454
Interest on investments at fair value through other comprehensive income	1,070,469	954,288	-
Interest on available-for-sale investments	-	-	951,981
Interest on investments at amortized cost	194,803	211,102	-
Interest on held-to-maturity investments	-	-	234,380
Interest on due from banks	320,713	159,381	88,359
Interest on investments at fair value through profit or loss	46,170	87,409	113,484
Dividends received	25,259	24,390	52,906
Other interest and similar income	59,731	44,967	43,119
Total	12,381,664	11,522,634	11,030,683

Interest and similar expense
Interest on deposits and obligations	(1,458,910)	(1,202,025)	(1,132,041)
Interest on bonds and notes issued	(900,172)	(911,006)	(835,255)
Interest on due to banks and correspondents	(590,908)	(623,001)	(763,436)
Deposit Insurance Fund	(151,626)	(140,184)	(128,625)
Interest on rental income	(37,438)	-	-
Other interest and similar expense	(151,813)	(157,313)	(99,839)
Total	(3,290,867)	(3,033,529)	(2,959,196)

23	COMMISSIONS AND FEES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Maintenance of accounts, transfers and credit and debit card services	1,148,515	1,214,365	1,251,935
Funds and equity management	681,072	644,038	505,215
Contingent loans and foreign trade fees	372,647	360,798	279,211
Commissions for banking services	278,993	270,784	290,855
Collection services	364,456	234,754	235,369
Brokerage, securities and custody services	78,737	108,333	142,288
Penalty commissions	84,757	71,049	49,350
Others	223,604	222,736	157,185
Total	3,232,781	3,126,857	2,911,408

24	NET GAIN ON SECURITIES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Net gain on the purchase and sale of securities	317,862	135,253	658,495
Net gain in associates (*)	79,844	72,254	49,268
Net gain on financial assets at fair value through profit or loss	147,582	33,333	54,019
Recovery of credit loss for investments at fair value through other comprehensive income, Note 6(b)	745	1,909	-
Credit loss on investments available-for-sale	-	-	(766)
Others	781	80	(244)
Total	546,814	242,829	760,772

(*) It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/53.6 million during the year 2019 (S/50.4 million during the year 2018).

25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Life insurance	1,984,279	(738,421)	1,245,858	(119,310)	93,664	1,220,212
Health insurance	571,006	(22,843)	548,163	(12,828)	-	535,335
General insurance	1,076,595	14,229	1,090,824	(427,022)	-	663,802
Total	3,631,880	(747,035)	2,884,845	(559,160)	93,664	2,419,349

2018
Life insurance	1,821,867	(677,708)	1,144,159	(116,043)	(53,935)	974,181
Health insurance	554,517	(18,383)	536,134	(10,257)	-	525,877
General insurance	1,014,705	(52,051)	962,654	(371,346)	-	591,308
Total	3,391,089	(748,142)	2,642,947	(497,646)	(53,935)	2,091,366

2017
Life insurance	1,498,943	(611,621)	887,322	(106,652)	67,633	848,303
Health insurance	502,148	(5,147)	497,001	(15,294)	-	481,707
General insurance	936,316	(12,496)	923,820	(377,857)	-	545,963
Total	2,937,407	(629,264)	2,308,143	(499,803)	67,633	1,875,973

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(254,839)	(243,427)	(257,617)
Premiums ceded for facultative contracts, Note 9(b)	(289,386)	(288,928)	(263,378)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	(14,935)	34,709	21,192
	(559,160)	(497,646)	(499,803)

b)	Gross written premiums by insurance type are described below:

	2019		2018		2017
	S/(000)	%	S/(000)	%	S/(000)	%
Life insurance (i)	1,245,858	43.19	1,144,159	43.29	887,322	38.44
Health insurance (ii)	548,163	19.00	536,134	20.29	497,001	21.54
General insurance (iii)	1,090,824	37.81	962,654	36.42	923,820	40.02
Total	2,884,845	100.00	2,642,947	100.00	2,308,143	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2019		2018		2017
	S/(000)	%	S/(000)	%	S/(000)	%
Credit life	536,091	43.03	507,496	44.36	436,443	49.19
Disability and survival (*)	470,066	37.73	272,144	23.79	237,559	26.77
Individual life (**)	60,705	4.87	203,662	17.80	69,647	7.85
Group life	128,656	10.33	113,273	9.90	117,580	13.25
Annuities	50,340	4.04	47,584	4.15	26,093	2.94
Total	1,245,858	100.00	1,144,159	100.00	887,322	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/ 464.7 million at December 31, 2019 (S/ 420.5 and S/ 386.3 million at December 31, 2018 and 2017, respectively) and represents 84.78 percent of this line of business at December 31, 2019 (78.44 and 77.73 percent at December 31, 2018 and 2017, respectively).

(iii)	General insurance gross written premiums consist of the following:

	2019		2018		2017
	S/(000)	%	S/(000)	%	S/(000)	%
Automobile	357,796	32.80	340,236	35.34	308,910	33.44
Fire and allied lines	293,392	26.90	248,832	25.85	244,474	26.46
Theft and robbery	110,395	10.12	91,369	9.49	81,699	8.84
Technical lines (*)	70,364	6.45	64,141	6.66	62,973	6.82
Third party liability	50,024	4.59	49,421	5.13	44,536	4.82
Transport	44,368	4.07	49,441	5.14	46,534	5.04
SOAT (Mandatory automobile line)	41,068	3.76	32,015	3.33	24,573	2.66
Marine Hull	27,005	2.48	27,394	2.85	27,317	2.96
Aviation	42,191	3.87	16,173	1.68	25,185	2.73
Others	54,221	4.96	43,632	4.53	57,619	6.23
Total	1,090,824	100.00	962,654	100.00	923,820	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,001,671	547,201	326,980	1,875,852
Ceded claims, Note 9(b)	(100,432)	(208,761)	(12,182)	(321,375)
Net insurance claims	901,239	338,440	314,798	1,554,477

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	737,982	562,440	307,182	1,607,604
Ceded claims, Note 9(b)	(101,115)	(257,072)	(9,782)	(367,969)
Net insurance claims	636,867	305,368	297,400	1,239,635

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	646,026	661,108	294,557	1,601,691
Ceded claims, Note 9(b)	(79,845)	(391,263)	(12,279)	(483,387)
Net insurance claims	566,181	269,845	282,278	1,118,304

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Salaries	1,816,939	1,738,913	1,662,327
Vacations, medical assistance and others	360,334	336,609	319,384
Bonuses	264,171	248,704	237,192
Workers’ profit sharing	252,850	228,786	220,967
Social security	200,935	184,489	205,714
Additional participation	243,787	233,146	188,870
Severance indemnities	151,945	142,363	132,396
Share-based payment plans	120,062	106,865	104,170
Total	3,411,023	3,219,875	3,071,020

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Repair and maintenance	318,715	301,893	271,081
Publicity	380,147	336,203	304,119
Taxes and contributions	334,398	285,551	259,523
Rental (*)	63,047	226,388	230,257
Consulting and professional fees	261,144	223,239	206,224
Transport and communications	168,237	176,623	176,273
Sundry supplies	74,038	54,742	49,935
IBM services expenses	118,009	140,909	143,703
Services by third-party and others (**)	636,895	584,496	517,708
Total	2,354,630	2,330,044	2,158,823

(*)	During the year 2019, the amount corresponds only to short-term leases and of low value, which are recognized in the consolidated statement of income according to the provisions of IFRS 16 “Leases” (During the year 2018, amounts corresponded to all leases recognized in accordance with IAS 17 “Leases”).

(**)	The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policiy expenses, subscription expenses and commission expenses.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other income
Revenue from sale of loan portfolio	75,800	26,616	-
Rental income	37,847	35,941	43,118
Net income from the sale of investments properties	23,629	12,541	15,837
Net income from the sale of property, furniture and equipment	16,869	54,952	36,970
Recoveries of other accounts receivable and other assets	13,796	79	14,824
Net gain from sale of seized and recovered assets	-	-	2,494
Others (*)	176,288	143,753	135,954
Total other income	344,229	273,882	249,197

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other expenses
Losses due to operational risk	29,878	46,528	55,477
Expenses on improvements in building for rent	30,721	36,551	42,083
Provision for sundry risks, Note 13(f)	27,272	42,236	29,023
Association in participation	22,636	14,526	19,757
Provision for other accounts receivable	8,059	7,174	19,316
Net loss from sale adjudicated assets	9,617	3,411	-
Administrative and tax penalties	2,659	4,301	8,387
Others	137,627	75,453	64,271
Total other expenses	268,469	230,180	238,314

(*)	The balance mainly comprises liquidation for sale of Credicorp shares, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2019	2018	2017
Net income attributable to equity holders of Credicorp (in thousands of Soles)	4,265,304	3,983,865	4,091,753

Number of stock
Ordinary stock, Note 18(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,883,274)	(14,902,008)	(14,915,537)
(Acquisition) sale of treasury stock, net	(9,738)	(3,015)	3,088
Weighted average number of ordinary shares for basic earnings	79,489,305	79,477,294	79,469,868
Plus - dilution effect - stock awards	194,213	209,128	220,296
Weighted average number of ordinary shares adjusted for the effect of dilution	79,683,518	79,686,422	79,690,164

Basic earnings per share (in Soles)	53.66	50.13	51.49
Diluted earnings per share (in Soles)	53.53	49.99	51.35

31	OPERATING SEGMENTS

In the Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking -

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions -

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A., Banco Compartir S.A. and Edyficar S.A.S. (Encumbra).

d)	Investment Banking and Wealth Management -

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries; Atlantic Security Bank (ASB) and the Wealth Management team of BCP.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which resulting from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to bring to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses, and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total income of the Group at December 31, 2019, 2018 and 2017.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2019, 2018 and 2017:

	Income (*)
2019	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,750	345	6,244	3,632	(1,558)	(421)	(1,160)	3,239	349	139,832	123,057
Banco de Crédito de Bolivia	736	4	329	117	(61)	(19)	(43)	79	16	10,481	9,744
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,249	23	493	348	-	(58)	(6)	381	45	13,785	10,964
Prima AFP	457	3	(1)	457	-	(20)	(85)	197	8	909	211
Microfinance
Mibanco	2,408	126	1,901	62	(472)	(87)	(168)	401	60	13,576	11,489
Banco Compartir S.A.	18	-	13	2	(2)	(1)	1	(2)	1	1,046	888
Edyficar S.A.S.	50	-	43	2	(6)	(1)	(3)	5	1	141	80
Investment Banking and Wealth Management	968	6	69	885	-	(22)	(16)	228	236	9,423	7,950
Other segments	63	100	443	561	(1)	(3)	(143)	(177)	87	2,998	992
Eliminations	-	-	(443)	(669)	-	-	-	-	-	(4,314)	(4,245)
Total consolidated	19,699	607	9,091	5,397	(2,100)	(632)	(1,623)	4,352	803	187,877	161,130

	Income (*)
2018	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,757	381	5,616	3,275	(1,265)	(277)	(1,137)	2,927	397	132,880	117,803
Banco de Crédito de Bolivia	686	4	309	124	(55)	(12)	(45)	78	45	9,957	9,266
Insurance and Pension funds
Pacífico Seguros y subsidiarias	2,730	21	446	669	-	(51)	(4)	353	85	12,224	9,591
Prima AFP	371	2	-	371	-	(18)	(58)	140	9	875	241
Microfinance
Mibanco	2,468	88	1,956	156	(491)	(49)	(193)	462	50	13,220	11,322
Edyficar S.A.S.	44	-	40	1	(4)	-	(4)	5	-	119	62
Investment Banking and Wealth Management	886	(14)	98	634	-	(21)	(29)	146	8	9,665	8,190
Other segments	83	97	33	106	-	(1)	(51)	(40)	7	2,862	950
Eliminations	-	-	(9)	(454)	-	-	-	-	-	(4,539)	(4,428)
Total consolidated	18,025	579	8,489	4,882	(1,815)	(429)	(1,521)	4,071	601	177,263	152,997

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to income for commissions received and other income (include income and expenses for commissions) and the profits arising from the collection of premiums less claims for loss coverage from insurance activities.

	Income (*)
2017	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,095	371	5,300	2,927	(1,515)	(261)	(996)	2,638	286	128,259	114,543
Banco de Crédito de Bolivia	616	2	315	119	(79)	(11)	(40)	75	10	9,118	8,482
Insurance and Pension funds
Pacífico Seguros y subsidiarias	2,662	120	423	972	-	(49)	(28)	326	56	11,409	8,560
Prima AFP	388	3	1	387	-	(23)	(66)	140	10	883	264
Microfinance
Mibanco	2,337	77	1,829	98	(457)	(49)	(146)	399	44	12,363	10,666
Edyficar S.A.S.	30	-	27	1	(5)	(1)	-	(1)	1	92	37
Investment Banking and Wealth Management	906	(5)	135	658	-	(25)	(33)	252	7	10,389	8,730
Other segments	565	77	42	535	(1)	(1)	(84)	353	2	2,781	1,668
Eliminations	-	-	(1)	(516)	-	-	-	-	-	(4,822)	(4,731)
Total consolidated	17,599	645	8,071	5,181	(2,057)	(420)	(1,393)	4,182	416	170,472	148,219

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2019, 2018 and 2017:

	2019				2018				2017
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	18,015	9,106	3,943	142,178	16,502	8,476	3,145	135,422	13,105	7,997	2,976	130,953
Bermuda	13	10	117	266	13	14	88	169	2,708	37	121	933
Panama	-	-	-	-	2	-	-	-	-	-	-	-
Cayman Islands	354	88	20	5,008	285	134	3	5,465	512	183	5	5,250
Bolivia	809	368	93	9,815	750	344	78	9,317	813	338	102	8,490
Colombia	356	21	435	2,769	314	(2)	138	1,823	286	10	145	1,573
United States of America	10	(1)	3	6	6	-	-	2	8	-	-	2
Chile	142	(2)	209	1,088	153	(6)	84	799	167	(5)	139	1,018
Total consolidado	19,699	9,590	4,820	161,130	18,025	8,960	3,536	152,997	17,599	8,560	3,488	148,219

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2019 and 2018 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Statement of financial position -
Direct loans	1,657,206	2,594,712
Investments	935,286	775,397
Deposits	(477,975)	(425,938)
Derivatives at fair value	4,984	890

Statement of income
Interest income related to loans	2,361	2,404
Interest expenses related to deposits	(809)	(965)
Other income	705	688

Off-balance sheet
Indirect loans	373,865	325,427

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2019, direct loans to related companies are secured by collateral, had maturities between January 2020 and December 2029, at an annual average interest rate of 6.21 percent (at December 31, 2018 maturities where between January 2019 and December 2028, and the annual average interest rate was 6.46 percent). Also, at December 31, 2019 and 2018, the Group maintains an allowance for loan losses for related parties amounting to S/12.6 million and S/13.7 million, respectively.

d)	At December 31, 2019 and 2018, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2019 and 2018, direct loans to employees, directors, key management and family members amounted to S/1,003.2 million and S/1,031.7 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2019 and 2018 was as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Director’s compensation	6,766	5,665	5,318
Senior Management Compensation:
Remuneration	32,218	34,118	27,133
Stock awards vested	27,157	27,313	26,572
Total	66,141	67,096	59,023

f)	At December 31, 2019 and 2018 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2019	2018
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
Bolivianos	126,722	104,596
Soles	59,934	18,394
U.S. Dollars	38,149	76,887
Colombian pesos	17,475	5,201
Chilean pesos	6,765	6,938
Total	249,045	212,016
Restricted mutual funds, Note 6(a)(ii)	460,086	407,350

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2019 and IAS 39 as of December 31, 2018:

	At December 31, 2019						At December 31, 2018
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	-	-	25,986,762	25,986,762	-	-	-	-	22,168,516	22,168,516
Guarantee funds, reverse repurchase agreements and securities borrowings	-	-	-	-	4,288,524	4,288,524	-	-	-	-	4,082,942	4,082,942
At fair value through profit or loss	3,850,762	-	-	-	-	3,850,762	3,512,445	-	-	-	-	3,512,445
Investments at fair value through other comprehensive income, Note 6(b)	-	-	25,623,934	578,789	-	26,202,723	-	-	24,546,365	649,470	-	25,195,835
Amortized cost investments	-	-	-	-	3,477,046	3,477,046	-	-	-	-	4,154,838	4,154,838
Loans, net	-	-	-	-	110,485,717	110,485,717	-	-	-	-	105,806,998	105,806,998
Financial assets designated at fair value through profit or loss	-	620,544	-	-	-	620,544	-	521,186	-	-	-	521,186
Premiums and other policies receivable	-	-	-	-	838,731	838,731	-	-	-	-	887,273	887,273
Accounts receivable from reinsurers and coinsurers	-	-	-	-	791,704	791,704	-	-	-	-	842,043	842,043
Due from customers on acceptances	-	-	-	-	535,222	535,222	-	-	-	-	967,968	967,968
Other assets, Note 13(a)	1,092,107	-	-	-	1,700,861	2,792,968	766,317	-	-	-	2,306,460	3,072,777
	4,942,869	620,544	25,623,934	578,789	148,104,567	179,870,703	4,278,762	521,186	24,546,365	649,470	141,217,038	171,212,821

Liabilities

Deposits and obligations	-	-	-	-	112,005,385	112,005,385	-	-	-	-	104,551,310	104,551,310
Payables from repurchase agreements and securities lending	-	-	-	-	7,678,016	7,678,016	-	-	-	-	9,415,357	9,415,357
Due to banks and correspondents	-	-	-	-	8,841,732	8,841,732	-	-	-	-	8,448,140	8,448,140
Bankers’ acceptances outstanding	-	-	-	-	535,222	535,222	-	-	-	-	967,968	967,968
Accounts payable to reinsurers and coinsurers	-	-	-	-	216,734	216,734	-	-	-	-	291,693	291,693
Lease liabilities	-	-	-	-	847,504	847,504	-	-	-	-	-	-
Financial liabilities at fair value through profit or loss	493,700	-	-	-	-	493,700	362,310	-	-	-	-	362,310
Bonds and notes issued	-	-	-	-	14,946,363	14,946,363	-	-	-	-	15,457,540	15,457,540
Other liabilities, Note 13(a)	1,040,282	-	-	-	3,206,544	4,246,826	715,804	-	-	-	2,978,514	3,694,318
	1,533,982	-	-	-	148,277,500	149,811,482	1,078,114	-	-	-	142,110,522	143,188,636

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors -

This Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Group Company Boards -

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establishing principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of the Risk Management Division of BCP.

In addition to effectively managing all the risks, the Credicorp Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Credit Risk Committees (retail and non retail) -

The Credit Risk Committees are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury Risk Committee and ALM Credicorp are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of Credicorp market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Credicorp Model Risk Committee -

The Credicorp Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group's data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Credicorp Risks on exposures, related to model risk, which involve variations in the risk profile.

Operational Risk Methodology Committee -

The Credicorp Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Credicorp Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Credicorp Group companies.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by Credicorp Board of Directors. Likewise, it also broadcasts the importance of adequate risk management, specifying in each of the units, their role in the timely identification and definition of actions corresponding.

The Central Risk Management is divided into the following units:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Credicorp Board, respecting the laws and regulations in force.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of retail portfolio and the development of credit policies that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Cybersecurity Management -

The Cybersecurity Management area establishes polices and regulatory framework for information security and cybersecurity risk management. It is also responsible for designing and implementing the strategies used to create and monitor controls that enable the permanent evaluation of regulatory framework effectiveness. In addition, the area supervises the performance of the functions of the responsible units, monitoring the processes used for the identification, assessment, recording and treatment of information security and cybersecurity risks.

Corporate Security and Cybernetic Crime Managament -

The Corporate Security and Cybernetic Crime Managament is responsible for implementing policies, procedures and actions that safeguard the security of employees, customers and assets of the organization, and protect the Group against incidents of fraud, security and reputational risk. In addition, it fosters a culture of prevention, which minimizes risks in fraud and security.

Non-financial Risks Division

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Credicorp. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risks strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

The Non-financial Risks Division was created on February 2020 and is composed by the following areas: Cybersecurity Management Area, Corporate Security and Operational Risk Management Area.

It is important to remark that Cybersecurity Management Area and Corporate Security were in force at December 31, 2019.

(iv)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems.

Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Compliance and Corporate Ethics Division reports to the Board of Directors and is responsible for ensure that Credicorp Group companies specifically comply with regulations that specified them and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Credicorp has risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Group's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of the management of this type of risk, Credicorp assigns impairment provisions for its loan portfolio at the date of the statement of financial position.

The Group defines the levels of credit risk assumed based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments and cash.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered goods are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding credit. In general, the Group does not use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk at December 31, 2019 and 2018, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.7(a), 34.7(b) and the contingent credits detailed in Note 21(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

The management of credit risk is mainly based on rating and scoring of the internal models of each company of the Group. In Credicorp, a quantitative and qualitative analysis is made of each client, with regard to his financial position, his credit behavior in the System and the market in which it operates; which is carried out continuously, so as to assemble the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit. In that sense:

-	Banco de Crédito del Perú, Mibanco, Solución Empresa Administradora Hipotecaria S.A. Edyficar S.A.S. and Bancompartir consider a loan past due:

-	For corporate enterprises, large and medium companies after 15 days in arrears.
-	For small and micro-business after 30 days past due.

-	For overdrafts, after 30 days past due.
-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-     Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 90 days in arrears.

-     Banco de Crédito de Bolivia considers a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

-       Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case of signs of significant qualitative impairment so as to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poors or Moody's or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

-      Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

-      Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Accordingly, the estimated of the parameters take into consideration information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic) which are analyzed in order to obtain the expected loss.

The fundamental difference between the credit loss of an account considered as Stage 1 and Stage 2 is the PD horizon. Specifically, the estimates of Stage 1 use a maximum PD of 12 months, while those in Stage 2 will use a PD measured for the entire life of the instrument. The estimates of Stage 3 will be carried out on the basis of a best estimate LGD.

In those cases, in which the portfolio is immaterial and does not have credit score models, the option was to extrapolate the loss ratio of portfolios with comparable characteristics.

Prospective information:

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in calculating the expected loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The estimate of the expected loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios, as well as the probability of occurrence of each scenario, are macroeconomic projections provided by the Economic Studies Management. It should be noted that the scenario design is adjusted quarterly. All the scenarios considered apply to portfolios subject to expected credit losses with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days of delay.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the segmentation of risks used in the management of Retail Banking and an individual review in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date according to the management definition used by the Group are considered as stage 3.

Evaluations of a significant increase in risk from initial recognition and credit deterioration are carried out independently on each reporting date. Assets can be moved in both directions from one phase to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1, if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the credit is no longer considered to be impaired.

Expected life

For the instruments in stage 2 or 3, the reserves for losses will cover the expected credit losses during the expected time of the remaining useful life of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out in order to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans:

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but unimpaired loans, which comprise all of the loans of customers who are not in default, but have failed to make a payment at its contractual maturity, according to the provisions of the rules of IFRS 7.
(iii)	Impaired loans, those considered to be in stage 3 or default, as detailed in Note 34.1(c).

Commercial loans	Stage 1	Stage 2	Stage 3	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	56,270,934	2,948,066	-	59,219,000	60,036,034
Past due but not impaired	815,751	250,311	-	1,066,062	1,252,619
Impaired	-	-	2,812,011	2,812,011	2,321,335
Gross	57,086,685	3,198,377	2,812,011	63,097,073	63,609,988

Less: Allowance for loan losses	416,692	161,190	982,950	1,560,832	1,458,187

Total, net	56,669,993	3,037,187	1,829,061	61,536,241	62,151,801

Residential mortgage loans	Stage 1	Stage 2	Stage 3	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	17,477,899	507,910	-	17,985,809	15,926,555
Past due but not impaired	424,741	270,792	-	695,533	885,104
Impaired	-	-	994,479	994,479	959,033
Gross	17,902,640	778,702	994,479	19,675,821	17,770,692

Less: Allowance for loan losses	43,217	25,710	472,718	541,645	524,169

Total, net	17,859,423	752,992	521,761	19,134,176	17,246,523

Microbusiness loans	Stage 1	Stage 2	Stage 3	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	13,363,213	1,535,064	-	14,898,277	13,472,302
Past due but not impaired	301,879	299,700	-	601,579	526,627
Impaired	-	-	1,253,969	1,253,969	1,254,526
Gross	13,665,092	1,834,764	1,253,969	16,753,825	15,253,455

Less: Allowance for loan losses	515,662	249,457	931,587	1,696,706	1,582,187

Total, net	13,149,430	1,585,307	322,382	15,057,119	13,671,268

Consumer loans	Stage 1	Stage 2	Stage 3	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	12,108,752	1,932,209	-	14,040,961	12,169,306
Past due but not impaired	203,147	278,295	-	481,442	454,622
Impaired	-	-	758,836	758,836	702,561
Gross	12,311,899	2,210,504	758,836	15,281,239	13,326,489

Less: Allowance for loan losses	263,788	431,433	629,558	1,324,779	1,387,849

Total, net	12,048,111	1,779,071	129,278	13,956,460	11,938,640

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

At December 31, 2019, the renegotiated credits amount to approximately S/ 1,186.3 million, of which S/ 118.6 million are classified as not past due nor impaired, S/ 160.3 million as past due but not impaired and S/ 907.4 million as impaired but not past due (S/ 1,281.5 million, S/ 339.6 million, S/ 270.3 million and S/ 671.5 million, respectively, at December 31, 2018).

	At December 31, 2019					At December 31, 2018
	Commercial loans	Residential mortgage loans	Small and microenterprise loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	2,812,011	994,479	1,253,969	758,836	5,819,295	2,321,335	959,033	1,254,526	702,561	5,237,455
Fair value of collateral	2,491,069	864,473	330,347	193,319	3,879,208	1,758,098	820,291	422,330	189,811	3,190,530
Allowance for loan losses	982,950	472,718	931,587	629,558	3,016,813	1,023,771	470,286	978,834	608,686	3,081,577

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more, but are not past due according to our internal guidelines. Comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.
(iv)Past	due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of "past due" loans consistent with IFRS 7.

	As of December 31, 2019						As of December 31, 2018
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	106,143,943	-	-	103	106,144,046	103	101,602,442	-	-	1,755	101,604,197	1,755
Past due but not impaired	(30)	-	2,569,349	275,296	2,844,615	2,844,645	-	-	2,869,944	249,028	3,118,972	3,118,972
Impaired debt	-	2,274,182	515,628	3,029,487	5,819,297	3,545,115	-	1,582,189	786,428	2,868,838	5,237,455	3,655,266
Total	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958	6,389,863	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624	6,775,993

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2019					As of December 31, 2018
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	59,218,904	1,460,816	1,027,177	1,390,176	63,097,073	60,034,357	797,776	1,541,975	1,235,880	63,609,988
Residential mortgage loans	17,985,809	284,279	868,087	537,646	19,675,821	15,926,555	258,149	1,054,112	531,876	17,770,692
Small and microenterprise loans	14,898,270	247,076	635,436	973,043	16,753,825	13,472,223	253,735	526,023	1,001,474	15,253,455
Consumer loans	14,040,930	282,011	554,277	404,021	15,281,239	12,169,307	272,529	534,262	350,391	13,326,489
Total	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624

Provision of credit loss for direct and indirect loan is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product, inflation rate, exchange rate, among others, see more explanation in Note 3(i).

The following table provides a comparison between the carrying amount of provision of credit loss for direct and indirect loan and its estimation under three scenarios: base, optimistic and pessimistic.

	Balance at December 31, 2019	Balance at December 31, 2018
	S/(000)	S/(000)
Carrying amount	5,507,759	5,314,531

Scenarios:
Optimistic	5,426,608	5,218,142
Base Case	5,509,729	5,308,346
Pessimistic	5,584,965	5,422,882

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	At December 31, 2019		At December 31, 2018
	S/(000)	%	S/(000)	%
Instruments rated in Peru:
AAA	1,621,270	4.80	1,219,451	3.70
AA- a AA+	1,853,042	5.50	1,483,063	4.50
A- to A+	8,970,590	26.80	6,809,865	20.70
BBB- to BBB+	1,874,556	5.60	2,282,714	6.90
BB- to BB+	517,146	1.50	459,249	1.40
Lower and equal to +B	-	-	7,397	-
Unrated:
BCRP certificates of deposit	8,665,272	25.80	9,829,584	29.90
Listed and unlisted securities	573,485	1.70	650,507	2.00
Restricted mutual funds	460,086	1.40	407,350	1.20
Investment funds	102,085	0.30	66,932	0.20
Mutual funds	291,024	0.90	16,811	0.10
Other instruments	264,497	0.80	727,713	2.20
Subtotal	25,193,053	75.10	23,960,636	72.80

	At December 31, 2019		At December 31, 2018
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	657,787	2.00	286,417	0.90
AA- a AA+	854,501	2.50	513,577	1.60
A- to A+	1,581,995	4.70	1,265,390	3.90
BBB- to BBB+	2,974,639	8.90	4,064,725	12.40
BB- to BB+	996,917	3.00	1,383,960	4.20
Lower and equal to +B	54,316	0.20	81,627	0.20
Unrated:
Listed and unlisted securities	88,799	0.30	100,031	0.30
Participations of RAL funds	300,398	0.90	445,039	1.40
Mutual funds	302,528	0.90	381,107	1.20
Investment funds	294,158	0.90	168,870	0.50
Hedge funds	33,223	0.10	44,335	0.10
Other instruments	198,217	0.50	167,404	0.50
Subtotal	8,337,478	24.90	8,902,482	27.20
Total	33,530,531	100.00	32,863,118	100.00

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2019 and 2018, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2019					2018
	At fair value through profit for loss			At fair value		At fair value through profit for loss			At fair value
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Central Reserve Bank of Peru	-	-	21,166,346	8,665,272	29,831,618	-	-	16,307,372	9,829,584	26,136,956
Financial services	2,856,512	237,240	13,281,408	2,883,301	19,258,461	1,640,578	161,498	13,237,970	2,462,343	17,502,389
Manufacturing	202,554	36,686	15,608,834	1,225,118	17,073,192	97,425	38,586	16,840,385	1,337,907	18,314,303
Mortgage loans	-	-	18,985,407	-	18,985,407	-	-	16,997,464	-	16,997,464
Consumer loans	-	-	14,809,503	-	14,809,503	-	-	13,384,611	-	13,384,611
Micro-business loans	-	-	13,902,760	-	13,902,760	-	-	13,150,811	-	13,150,811
Commerce	21,228	12,468	12,636,843	452,214	13,122,753	27,021	11,377	12,752,836	330,492	13,121,726
Government and public administration	1,581,527	12,994	3,985,158	7,170,624	12,750,303	1,790,176	41,060	4,768,891	5,547,253	12,147,380
Electricity, gas and water	91,055	50,929	3,014,319	2,286,932	5,443,235	101,939	42,705	4,312,044	1,940,604	6,397,292
Community services	-	-	4,858,427	5,798	4,864,225	-	-	4,459,532	7,391	4,466,923
Communications, storage and transportation	17,306	59,392	4,421,095	1,071,335	5,569,128	24,678	36,794	4,377,933	1,279,371	5,718,776
Mining	41,687	27,875	3,195,049	146,362	3,410,973	31,094	5,749	2,661,615	154,188	2,852,646
Construction	20,847	3,967	2,089,164	322,864	2,436,842	15,068	1,913	1,848,063	372,827	2,237,871
Agriculture	1,963	-	3,050,141	17,887	3,069,991	13,440	-	2,546,889	45,425	2,605,754
Insurance	5,100	-	123,771	986	129,857	19,106	-	1,862,688	-	1,881,794
Education, health and others	4,543	53,792	1,364,542	644,143	2,067,020	5,419	21,518	1,296,293	399,752	1,722,982
Real estate and leasing	43,203	125,201	7,158,667	1,276,941	8,604,012	62,597	159,986	6,423,262	1,455,551	8,101,396
Fishing	321	-	417,067	-	417,388	3,416	-	445,603	-	449,019
Others	55,023	-	4,036,066	32,946	4,124,035	446,805	-	3,542,776	33,147	4,022,728
Total	4,942,869	620,544	148,104,567	26,202,723	179,870,703	4,278,762	521,186	141,217,038	25,195,835	171,212,821

(*) It includes non-trading investments that did not pass SPPI test.

As of December 31, 2019 and 2018 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2019					2018
	At fair value through profit for loss			At fair value		At fair value through profit for loss			At fair value
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peru	688,099	138,293	130,436,702	20,674,142	151,937,236	839,713	121,725	124,349,120	19,640,847	144,951,405
United States of America	568,588	275,991	982,944	2,770,903	4,598,426	476,593	241,743	1,538,853	2,616,120	4,873,309
Bolivia	494,547	-	9,218,219	555,028	10,267,794	716,740	-	8,531,311	514,845	9,762,896
Colombia	1,346,042	21,289	2,627,353	385,794	4,380,478	1,450,342	23,274	2,214,653	492,121	4,180,390
Panama	-	-	905,675	91,571	997,246	5,406	-	663,326	56,780	725,512
Chile	683,822	34,606	2,047,951	450,382	3,216,761	306,299	41,290	1,868,149	677,740	2,893,478
Brazil	6,023	5,867	485,594	40,472	537,956	7,773	-	436,580	17,074	461,427
Mexico	28,846	18,093	5,962	247,713	300,614	51,091	12,206	147,632	286,235	497,164
Canada	29,976	-	109,233	108,494	247,703	9,478	-	30,537	91,832	131,847
Europe:
United Kingdom	189,658	14,950	273,477	80,965	559,050	192,141	18,451	116,262	126,811	453,665
Others in Europe	127,915	17,184	83,979	46,331	275,409	54,252	15,244	115,467	103,970	288,933
France	227,823	8,850	27,244	169,632	433,549	119,572	-	7,961	63,855	191,388
Spain	11,105	-	32,836	32,366	76,307	8,960	-	22,060	1,322	32,342
Switzerland	514	-	980	26,136	27,630	1,315	-	91,029	23,785	116,129
Netherlands	-	-	26,024	108,343	134,367	-	15,390	989	-	16,379
Others	539,911	85,421	840,394	414,451	1,880,177	39,087	31,863	1,083,109	482,498	1,636,557
Total	4,942,869	620,544	148,104,567	26,202,723	179,870,703	4,278,762	521,186	141,217,038	25,195,835	171,212,821

(*) It includes non-trading investments that did not pass SPPI test.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	As of December 31, 2019
		Gross amounts of recognized financial assets and offset in the consolidated	Net of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	statement of financial positions	consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,092,107	-	1,092,107	(122,557)	(144,175)	825,375
Cash collateral, reverse repurchase agreements and securities borrowing	4,288,524	-	4,288,524	(151,538)	(2,893,723)	1,243,263
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,157,981	-	3,157,981	(3,208,973)	-	(50,992)
Total	8,538,612	-	8,538,612	(3,483,068)	(3,037,898)	2,017,646

	As of December 31, 2018
		Gross amounts of recognized financial assets and offset in the consolidated	Net of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	statement of financial positions	consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	766,317	-	766,317	(44,159)	(28,906)	693,252
Cash collateral, reverse repurchase agreements and securities borrowing	4,082,942	-	4,082,942	(35,008)	(3,319,949)	727,985
Available-for-sale and held-to-maturity investments pledged as collateral	5,001,516	-	5,001,516	(3,123,930)	-	1,877,586
Total	9,850,775	-	9,850,775	(3,203,097)	(3,348,855)	3,298,823

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	As of December 31, 2019
	Gross amounts of	Gross amounts of recognized liabilities and offset	Net amounts of financial liabilities presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Details	recognized financial liabilities	in the consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,040,282	-	1,040,282	122,557	(186,384)	976,455
Payables on repurchase agreements and securites lending	7,678,016	-	7,678,016	(3,208,973)	(3,293,837)	1,175,206
Total	8,718,298	-	8,718,298	(3,086,416)	(3,480,221)	2,151,661

	As of December 31, 2018
	Gross amounts of	Gross amounts of recognized liabilities and offset	Net amounts of financial liabilities presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Details	recognized financial liabilities	in the consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	715,804	-	715,804	(44,159)	(190,212)	481,433
Payables on repurchase agreements and securites lending	9,415,357	-	9,415,357	(3,123,930)	(3,409,890)	2,881,537
Total	10,131,161	-	10,131,161	(3,168,089)	(3,600,102)	3,362,970

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.
-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 13(b)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

34.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on annual historical information and 250 market risk factors, which are detailed below; 43 market curves, 156 stock prices, 36 mutual fund values, 4 series of volatility and 11 survival probability curves. The Group directly applies these historical changes in rates to each position in its current portfalio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see Note 34.2 (b)(ii).

The Group's VaR showed an increase at December 31, 2019, mainly by Price Effect due to greater exposure in Equity instruments despite of an increase in diversification between risks. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management of each subsidiary.

As of December 31, 2019 and 2018, the Group’s VaR by risk type is as follows:

	2019	2018
	S/(000)	S/(000)
Interest rate risk	9,274	9,527
Price risk	7,809	4,476
Volatility risk	463	10
Diversification effect	(6,245)	(3,587)
Consolidated VaR by type of risk	11,301	10,426

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model and are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book -

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	At December 31, 2019
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investments	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value through profit or loss	-	-	-	-	-	620,544	620,544
Premiums and other policies receivable	802,558	22,866	8,496	4,811	-	-	838,731
Accounts receivable from reinsurers and coinsurers	734	120,600	668,551	1,348	471	-	791,704
Other assets (*)	273,338	38,841	8	-	-	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005

Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements and securities lending	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	-	-	216,734
Technical reserves for claims and insurance premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Financial liabilities at fair value through profit or loss	-	-	-	-	-	493,700	493,700
Bonds and Notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities (**)	437,529	361,087	3,765	-	-	3,008,995	3,811,376
Equity	-	-	-	-	-	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849

Off-balance-sheet accounts
Derivative financial assets	2,806,693	2,849,046	454,349	272,223	165,700	-	6,548,011
Derivative financial liabilities	323,360	821,872	3,798,631	1,110,774	406,320	-	6,460,957
	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	-	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	-

(*)  Other assets and other liabilities only include financial accounts. The balances of the year 2018 have been adjusted and confirmed said guidelines in the information disclosed for this report.

(**)  Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	At December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investment	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit or loss	-	-	-	-	-	521,186	521,186
Premiums and other policies receivable	848,662	24,303	9,124	5,184	-	-	887,273
Accounts receivable from reinsurers and coinsurers	89	106,421	734,043	1,104	386	-	842,043
Other assets (*)	42,057	46	498	1,735	(1,763)	2,408,072	2,450,645
Total assets	22,936,362	24,130,070	35,445,969	47,178,261	25,689,568	10,730,046	166,110,276

Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements and securities lending	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	-	-	291,693
Technical reserves for claims and insurance premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Financial liabilities at fair value through profit or loss	-	-	-	-	-	362,310	362,310
Bonds and Notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities (**)	175,892	247,175	2,739	-	-	2,613,602	3,039,408
Equity	-	-	-	-	-	24,266,076	24,266,076
Total liabilities and equity	29,920,844	14,572,406	26,055,158	57,971,033	13,026,479	32,738,585	174,284,505

Off-balance-sheet accounts
Derivative financial assets	3,393,623	2,736,835	1,204,498	347,883	72,826	-	7,755,665
Derivative financial liabilities	823,012	819,882	3,728,800	1,754,972	534,259	-	7,660,925
	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	-	94,740
Marginal gap	(4,413,871)	11,474,617	6,866,509	(12,199,861)	12,201,656	(22,008,539)	(8,079,489)
Accumulated gap	(4,413,871)	7,060,746	13,927,255	1,727,394	13,929,050	(8,079,489)	-

(*)  Other assets and other liabilities only include financial accounts. The balances of the year 2018 have been adjusted and confirmed said guidelines in the information disclosed for this report.

(**)  Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held at December 31, 2019 and 2018, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2019 and 2018 are presented below:

2019
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	-/+	7,696	-/+	520,389
Soles	+/-	75	-/+	11,544	-/+	780,584
Soles	+/-	100	-/+	15,392	-/+	1,040,778
Soles	+/-	150	-/+	23,088	-/+	1,561,167
U.S. Dollar	+/-	50	+/-	52,276	-/+	50,253
U.S. Dollar	+/-	75	+/-	78,413	-/+	75,379
U.S. Dollar	+/-	100	+/-	104,551	-/+	100,506
U.S. Dollar	+/-	150	+/-	156,827	-/+	150,759

2018
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	-/+	10,463	-/+	439,964
Soles	+/-	75	-/+	15,695	-/+	659,946
Soles	+/-	100	-/+	20,926	-/+	879,928
Soles	+/-	150	-/+	31,389	-/+	1,319,893
U.S. Dollar	+/-	50	+/-	48,325	-/+	6,718
U.S. Dollar	+/-	75	+/-	72,487	-/+	10,078
U.S. Dollar	+/-	100	+/-	96,650	-/+	13,437
U.S. Dollar	+/-	150	+/-	144,975	-/+	20,155

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2019 and 2018, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2019 and 2018 are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2019	2018
	%	S/(000)	S/(000)
Equity securities	+/-10	57,920	64,947
Equity securities	+/-25	144,800	162,368
Equity securities	+/-30	173,760	194,841

Funds
Measured at fair value	Change in
through profit or loss	market prices	2019	2018
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	59,127	25,687
Participation in mutual funds	+/-25	147,818	64,219
Participation in mutual funds	+/-30	177,381	77,062
Restricted mutual funds	+/-10	46,009	40,735
Restricted mutual funds	+/-25	115,022	101,838
Restricted mutual funds	+/-30	138,026	122,205
Participation in RAL funds	+/-10	30,040	44,504
Participation in RAL funds	+/-25	75,100	111,260
Participation in RAL funds	+/-30	90,119	133,512
Investment funds	+/-10	30,576	32,346
Investment funds	+/-25	76,440	80,864
Investment funds	+/-30	91,728	97,037
Hedge funds	+/-10	3,364	4,434
Hedge funds	+/-25	8,410	11,084
Hedge funds	+/-30	10,092	13,301
Exchange Trade Funds	+/-10	1,360	2,556
Exchange Trade Funds	+/-25	3,399	6,391
Exchange Trade Funds	+/-30	4,079	7,669

(ii)	Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

At December 31, 2019, the free market exchange rate for buying and selling transactions for each United States of Dollars, the main foreign currency held by the Group, was S/ 3.314 (S/3.373 at December 31, 2018).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2019 and 2018, the Group’s assets and liabilities by currencies were as follows:

	At December 31,2019				At December 31, 2018
	Soles	U.S. Dollars	Other currencies	Total	Soles	U.S. Dollars	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	3,960,190	20,762,648	1,263,924	25,986,762	3,582,390	17,117,551	1,468,575	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowing	150,009	3,389,090	749,425	4,288,524	6,654	3,362,285	714,003	4,082,942
Investments:		-	-	-	-	-	-	-
At fair value through profit or loss	800,370	1,053,925	1,996,467	3,850,762	541,649	733,801	2,236,995	3,512,445
At fair value through other comprehensive income	18,221,102	6,869,840	532,582	25,623,524	16,757,917	7,057,303	731,145	24,546,365
At amortized cost	3,355,579	100,299	21,168	3,477,046	3,239,330	915,508	-	4,154,838
Loans, net	66,737,870	35,598,141	8,149,706	110,485,717	61,665,634	37,032,752	7,108,612	105,806,998
Financial assets designated at fair value through profit or loss	44,223	576,321	-	620,544	44,109	477,077	-	521,186
Other assets	2,072,867	2,142,237	678,111	4,893,215	2,561,684	2,765,000	408,913	5,735,597
Total monetary assets	95,342,210	70,492,501	13,391,383	179,226,094	88,399,367	69,461,277	12,668,243	170,528,887

Monetary liabilities
Deposits and obligations	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)
Payables from repurchase agreements and securities lending	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)
Due to bank and correspondents	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)
Lease liabilities	(162,103)	(605,036)	(80,365)	(847,504)	-	-	-	-
Financial liabilities at fair value through profit or loss	-	(94,475)	(399,225)	(493,700)	(35,220)	(58,031)	(269,059)	(362,310)
Technical reserves for claims and insurance	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)
Bonds and notes issued	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)
Other liabilities	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)	(3,452,975)	(2,208,427)	(648,395)	(6,309,797)
Total monetary liabilities	(79,012,479)	(69,376,880)	(12,741,022)	(161,130,381)	(72,323,400)	(68,884,662)	(11,789,063)	(152,997,125)
	16,329,731	1,115,621	650,361	18,095,713	16,075,967	576,615	879,180	17,531,762

Forwards position, net	1,534,948	(1,351,414)	(116,899)	66,635	1,820,527	(1,719,788)	(101,048)	(309)
Currency swaps position, net	281,672	(281,672)	-	-	(199,746)	199,512	234	-
Cross currency swaps position, net	(787,355)	692,525	(57,715)	(152,545)	(1,833,236)	1,918,994	(85,758)	-
Options, net	25,071	(25,071)	-	-	(23,414)	23,414	-	-
Net monetary position	17,384,067	149,989	475,747	18,009,803	15,840,098	998,747	692,608	17,531,453

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, it was measured in U.S. Dollars before), so if the net foreign currency exchange position (U.S. Dollar) is positive, any depreciation of soles would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2019 and 2018 in its monetary assets and liabilities and its forecast cash flows. The analysis determines the effect of a reasonably possible variation of the exchange rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	2019	2018
	%	S/000	S/000

Depreciation -
U.S. Dollar	5	7,142	47,559
U.S. Dollar	10	13,635	90,795

Appreciation -
U.S. Dollar	5	(7,894)	(52,566)
U.S. Dollar	10	(16,665)	(110,972)

34.3	Liquidity risk -

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of unding, provider, producer and term.

The procedure to controlled the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of Atlantic Security Bank, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2019						2018
	Up to a	From 1 to	From 3 to	From 1 to	Over 5		Up to a	From 1 to	From 3 to	From 1 to	Over 5
	month	3 months	12 months	5 years	Year	Total	month	3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	35,352,840	22,105,919	49,635,736	63,189,798	42,676,791	212,961,084	29,543,745	26,446,311	42,823,710	65,551,209	36,941,247	201,306,222

Financial liabilities by type -
Deposits and obligations	33,056,293	10,879,383	22,008,052	42,265,306	9,820,049	118,029,083	30,659,602	10,717,381	20,100,704	38,903,924	8,663,463	109,045,074
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,880,781	1,810,265	1,118,503	1,933,857	7,624,058	16,367,464	2,920,477	3,995,758	4,976,816	4,639,124	6,878,937	23,411,112
Accounts payable to reinsurers and coinsurers	45,702	132,581	25,590	10,784	-	214,657	9,087	290,214	5,088	2,144	-	306,533
Financial liabilities designated at fair value through profit or loss	493,700	-	-	-	-	493,700	362,310	-	-	-	-	362,310
Bonds and notes issued	549,434	149,009	2,138,869	11,255,465	2,709,880	16,802,657	71,272	133,642	3,062,572	13,316,127	473,092	17,056,705
Lease liabilities	10,857	21,751	96,013	434,797	468,213	1,031,631	-	-	-	-	-	-
Other liabilities	2,719,050	285,956	347,590	217,701	1,200,736	4,771,033	1,989,185	332,555	421,685	6,013	1,315,576	4,065,014
Total liabilities	40,755,817	13,278,945	25,734,617	56,117,910	21,822,936	157,710,225	36,011,933	15,469,550	28,566,865	56,867,332	17,331,068	154,246,748

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	921,774	722,448	1,244,120	966,488	966,870	4,821,700	1,537,102	1,267,858	1,155,340	1,663,518	1,058,385	6,682,203
Contractual amounts payable (outflows)	501,611	435,484	787,985	1,224,424	983,394	3,932,898	556,987	274,168	1,116,070	1,882,494	1,104,179	4,933,898
Total liabilities	420,163	286,964	456,135	(257,936)	(16,524)	888,802	980,115	993,690	39,270	(218,976)	(45,794)	1,748,305

34.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk (with the exception of companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group's companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

34.5	Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 16(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge the total obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances related to non-payment of premiums or contributions, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance contracts strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

34.6	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2019 and 2018, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/ 25,732.0 million and S/ 25,063.9 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/ 4,151.6 million the minimum regulatory capital required as of December 31, 2019 (approximately S/ 4,658.1 million as of December 31, 2018).

34.7	Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2019				As of December 31, 2018
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps		-	411,656	-	411,656	-	354,432	-	354,432
Interest rate swaps		-	269,219	-	269,219	-	165,172	-	165,172
Foreign currency forwards		-	306,148	-	306,148	-	124,124	-	124,124
Cross currency swaps		-	98,585	-	98,585	-	120,744	-	120,744
Foreign exchange options		-	6,489	-	6,489	-	1,281	-	1,281
Futures		-	10	-	10	-	564	-	564
	13(b)	-	1,092,107	-	1,092,107	-	766,317	-	766,317

Investments at fair value through profit of loss	6(a)	2,320,141	786,477	744,144	3,850,762	1,690,430	1,012,801	809,214	3,512,445
Financial assets at fair value through profit of loss	8	558,471	62,073	-	620,544	470,112	51,074	-	521,186

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		3,171,451	5,621,363	939	8,793,753	1,487,110	6,924,129	5,279	8,416,518
Certificates of deposit BCRP		-	8,665,272	-	8,665,272	-	9,829,584	-	9,829,584
Government treasury bonds		6,194,116	620,465	-	6,814,581	4,587,264	681,282	-	5,268,546
Securitization instruments		-	629,818	-	629,818	-	521,452	-	521,452
Negotiable certificates of deposit		-	377,296	-	377,296	-	289,148	-	289,148
Subordinated bonds		29,778	135,609	-	165,387	9,972	157,508	-	167,480
Other instruments		-	177,417	-	177,417	-	53,637	-	53,637
Equity instruments		239,555	320,579	19,065	579,199	235,566	396,523	17,381	649,470
	6(b)	9,634,900	16,547,819	20,004	26,202,723	6,319,912	18,853,263	22,660	25,195,835

Total financial assets		12,513,512	18,488,476	764,148	31,766,136	8,480,454	20,683,455	831,874	29,995,783

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	365,774	-	365,774	-	153,560	-	153,560
Currency swaps		-	366,545	-	366,545	-	401,856	-	401,856
Foreign currency forwards		-	246,960	-	246,960	-	101,548	-	101,548
Cross currency swaps		-	54,775	-	54,775	-	55,454	-	55,454
Foreign exchange options		-	6,089	-	6,089	-	728	-	728
Futures		-	139	-	139	-	2,658	-	2,658
	13(b)	-	1,040,282	-	1,040,282	-	715,804	-	715,804
Financial liabilities at fair value through profit or loss		-	493,700	-	493,700	-	362,310	-	362,310
Total financial liabilities		-	1,533,982	-	1,533,982	-	1,078,114	-	1,078,114

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2019, the balance of receivables and payables corresponding to derivatives amounted to S/ 1,092.1 million and S/ 1,040.3 million respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 12.6 million and S/ 14.0 million respectively. The net impact of both items in the consolidated statement of income amounted to S/ 3.2 million. As of December 31, 2018, the balance of receivables and payables corresponding to derivatives amounted to S/ 766.3 million and S/ 715.8 million, respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 15.4 million and S/ 17.1 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/0.2 million.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2019 and 2018, the net unrealized loss of Level 3 financial instruments amounted to S/1.9 million and S/ 2.3 million, respectively. During 2019 and 2018, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2019					As of December 31, 2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	-	25,986,762	-	25,986,762	25,986,762	-	22,168,516	-	22,168,516	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowing	-	4,288,524	-	4,288,524	4,288,524	-	4,082,942	-	4,082,942	4,082,942
Investments at amortized cost	3,772,509	124,222	-	3,896,731	3,477,046	3,815,301	337,821	-	4,153,122	4,154,838
Loans, net	-	110,485,717	-	110,485,717	110,485,717	-	105,806,998	-	105,806,998	105,806,998
Premiums and other policies receivable	-	838,731	-	838,731	838,731	-	887,273	-	887,273	887,273
Accounts receivable from reinsurers and coinsurers	-	791,704	-	791,704	791,704	-	842,043	-	842,043	842,043
Due from customers on acceptances	-	535,222	-	535,222	535,222	-	967,968	-	967,968	967,968
Other assets	-	1,700,861	-	1,700,861	1,700,861	-	2,306,460	-	2,306,460	2,306,460
Total	3,772,509	144,751,743	-	148,524,252	148,104,567	3,815,301	137,400,021	-	141,215,322	141,217,038

Liabilities
Deposits and obligations	-	112,005,385	-	112,005,385	112,005,385	-	104,551,310	-	104,551,310	104,551,310
Payables on repurchase agreements and securities lending	-	7,678,016	-	7,678,016	7,678,016	-	9,415,357	-	9,415,357	9,415,357
Due to Banks and correspondents and other entities	-	9,032,177	-	9,032,177	8,841,732	-	8,520,401	-	8,520,401	8,448,140
Banker’s acceptances outstanding	-	535,222	-	535,222	535,222	-	967,968	-	967,968	967,968
Payable to reinsurers and coinsurers	-	216,734	-	216,734	216,734	-	291,693	-	291,693	291,693
Lease liabilities	-	847,504	-	847,504	847,504	-	-	-	-	-
Bond and notes issued	-	15,638,835	-	15,638,835	14,946,363	-	15,928,607	-	15,928,607	15,457,540
Other liabilities	-	3,206,544	-	3,206,544	3,206,544	-	2,978,514	-	2,978,514	2,978,514
Total	-	149,160,417	-	149,160,417	148,277,500	-	142,653,850	-	142,653,850	142,110,522

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2019 and 2018, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2019 and 2018, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2019	2018
Pension funds	53,912	47,452
Investment funds and mutual funds	43,635	40,186
Equity managed	18,387	15,397
Bank trusts	4,834	4,608
Total	120,768	107,643

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

i)	Madoff Trustee Litigation -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/397.7 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited Fund in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of money from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement between the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested in and redeemed funds from BLMIS.

On July 7, 2014, the District Court of New York issued an opinion indicating that the Bankruptcy Laws of the United States are not applicable extraterritorially to permit the recovery of subsequent transfers made outside of the United States, between foreign entities. Furthermore, the District Court returned the case to the Bankruptcy Court, which, on November 22, 2016, issued a verdict establishing that certain subsequent transfers made overseas could not be recovered under the Bankruptcy Laws of the United States and rejected the demands presented by the Trustee of Madoff against the foreign entities; among them, the ASB.

On March 16, 2017, the Trustee appealed this decision, additionally seeking that the appeal be heard be heard before the Second Circuit of the Court of Appeal of the United States. On September 27, 2017, the Court of Appeals admitted the hearing of the Trustee’s appeal directly before said Court. On January 10, 2018, the Trustee presented to the Court the written arguments that support his appeal. Dated April 18 and May 9 of 2018, respectively, ASB and the Trustee have submitted additional written arguments supporting their respective positions on the subject.

The Court of Appeals held an oral hearing on the case on November 16, 2018; the Court listened to the arguments of both parties. On February 25, 2019, the Court of Appeals issued its resolution whereby it has revoked the resolution of the Bankruptcy Court and ordered the case to return to the Bankruptcy to the Court. On August 29, 2019 ASB contested the Order of the Court of Appeals, so that it may be reviewed by the Supreme Court; which has the discretionary prerogative to see or not the case. On October 30, 2019, the Trustee presented his allegations of the case. The Supreme Court has invited the General Counsel of the United States in order to express the state’s opinion on the case. The case remains pending to review by the Supreme Court.

If the Supreme Court decides not to hear the case, the Resolution of the Court of Appeals keeps as before, and the case returns to the Bankruptcy Court, where there will be a “Discovery” step (obtaining evidence), to then discuss the pending issues or legal aspects.

It is important to mentioned that although the Order of the Court of Appeals of February 25, 2019 is an adverse result in the process, does not mean a definitive result in the trial but that leaves aside a procedural defense that we had.

Management believes that, nevertheless the resolution of the Court of Appeals, ASB has other valid defense arguments against the Madoff Trustee's claims presented in the Complaint and intends to answer the Claim. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its costumers for approximately US$78.0 million (equivalent to approximately S/258.5 million) as of December, 2008.

ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) against Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million (equivalent to approximately S/381.1 million), reflecting ASB’s redemptions of certain investments in Fairfield Sentry Limited, together with investment returns thereon. These are essentially the same moneys that the Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed. On January 25, 2018, a hearing was held in which the parties have orally presented their arguments in support of each of their positions.

On August 6, 2018 the Bankruptcy Court issued a resolution stating that it has jurisdiction over the matter being sued, but that it will still have to determine whether the complaint has sufficient substantive grounds (merits) to be protected and also whether the Court has jurisdiction regarding each of the defendants. The latter will have to be determined case by case based on an analysis of the facts referred to each one of the defendants.

Subsequently, ASB in coordination with other defendants and Claimant itself have presented to the Court an agreement authorizing the Court to decide on the viability of the demand, but reserving the parties the possibility of presenting arguments in relation to the Jurisdiction of the Court with respect to each individual defendant.

On September 11,2019 the Court has resolved to consolidate all 238 cases in one (1) case against foreign defendants (entities located outside the United States). On December 12, 2019 the Liquidator presented its initial arguments on the Appeal. The defendants have until March 11, 2020 approximately to present all the arguments supporting the opposite.

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

36	EVENTS OCURRED AFTER THE REPORT PERIOD

From December 31, 2019 until the date of this report, no significant event has ocurred which affects the consolidated financial statements.

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